As filed with the Securities and Exchange Commission on November 1, 2010

Registration Statement No. 333-170033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COSTAMARE INC.
(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands (State or Other Jurisdiction of Incorporation or Organization)	4412 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)

60 Zephyrou Street &
Syngrou Avenue
17564 Athens
Greece
(+30-210-949-0000)
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590-9338
(Name and Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

William P. Rogers, Jr., Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000 (telephone number) (212) 474-3700 (facsimile number)	Stephen P. Farrell, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6050 (telephone number) (212) 309-6001 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued November 1, 2010

13,300,000 Shares

Costamare Inc.
COMMON STOCK

Costamare Inc. is offering shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $15.00 and $17.00 per share.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CMRE”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

PRICE $  PER SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

Costamare Inc. has granted the underwriters the right to purchase up to an additional 1,995,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on  , 2010.

Morgan Stanley	BofA Merrill Lynch

Dahlman Rose & Company	Wells Fargo Securities

, 2010

Pursuant to our charter parties, the charterer has the right to place its name and logo on our containerships.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

i

PROSPECTUS SUMMARY

This section summarizes material information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the risk factors and the more detailed information that appears later.

Unless otherwise indicated, references in this prospectus to “Costamare”, the “Company”, “we”, “our”, “us” or similar terms when used in a historical context refer to Costamare Inc., or any one or more of its subsidiaries or their predecessors, or to such entities collectively.

We use the term “twenty foot equivalent unit”, or “TEU”, the international standard measure of containers, in describing the capacity of our containerships. For the definition of certain shipping terms used in this prospectus, see the “Glossary of Shipping Terms” at the end of the prospectus. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars and all share numbers give effect to the sale of 24,000,000 (pre-stock split) shares of Common Stock issued in a rights offering to stockholders of record on July 14, 2010, and a 1.88-for-1 stock split effected as a share dividend on October 19, 2010.

Business Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. We currently have a fleet of 41 containerships aggregating 211,882 TEUs, making us one of the largest privately owned containership companies in the world, based on total TEU capacity. We also have contracted to acquire four 3,351 TEU secondhand containerships and have entered into agreements, subject to certain conditions, to acquire three 9,000 TEU newbuilds. Our strategy is to time charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. Over the last three years our largest customers by revenue were A.P. Moller-Maersk A/S (“A.P. Moller-Maersk”), MSC-Mediterranean Shipping Company S.A. (“MSC”) and Cosco Container Lines Co., Ltd. (“COSCO”). As of October 15, 2010, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 41 containerships was 5.6 years, based on the remaining fixed terms and assuming the earliest redelivery dates possible under our containerships’ charters. As of June 30, 2010, our fixed-term charters represented an aggregate of $1.7 billion of contracted revenue, assuming the earliest redelivery dates possible under our containerships’ charters and 365 revenue days per annum per containership.

Our company and its founders have a long history of operating and investing in the shipping industry. We are wholly-owned by Captain Vasileios Konstantakopoulos and his three sons Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos (collectively, the “Konstantakopoulos family”). Captain Vasileios Konstantakopoulos, the father of our chairman and chief executive officer, Konstantinos Konstantakopoulos, founded Costamare Shipping Company S.A. (“Costamare Shipping”) in 1975. We initially owned and operated drybulk carrier vessels, but in 1984 we became the first Greek owned company to enter the containership market and, since 1992, we have focused exclusively on containerships. After assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable containership fleet run and supported by highly-skilled, experienced and loyal personnel. He founded the management companies CIEL Shipmanagement S.A. (“CIEL”) and Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”) in 2001 and 2005, respectively, and he founded the manning agency C-Man Maritime, Inc. (“C-Man Maritime”) in 2006. Under Konstantinos Konstantakopoulos’s leadership, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.

Consistent with our strategy of actively managing the size of our fleet through timely acquisitions and dispositions, we grew our fleet from 21 containerships with an aggregate capacity of 43,735 TEUs in 2000 to a peak of 53 containerships of 227,778 TEUs in 2008, followed by a proactive decrease in response to market conditions to our current fleet of 41 containerships with a total capacity of 211,882 TEUs. We plan to use the proceeds of the offering to further expand and renew our fleet. We believe that the financial flexibility resulting from our strategic growth policy, together with our experience, reputation, quality of services and long-standing relationships with container shipping industry participants and major financial institutions, position us to renew and expand our fleet with further acquisitions of newbuild and high-quality secondhand vessels at prices that are currently below historical averages.

We believe that this is a favorable time to acquire newbuilds, as well as high-quality secondhand vessels. We also believe that vessel prices today remain at levels that are below their 10-year historical averages and that the charter market for containerships has shown improvement during 2010. As an established owner of containerships with a focus on reliability and balance sheet management, and with significant experience and relationships in the containership sector, we believe we will have ready access to additional vessel acquisition opportunities from shipyards, our liner company customers, shipowners, financial institutions and brokers, chartering opportunities with leading liner companies, and available financing alternatives that will facilitate the renewal and further expansion of our fleet at an opportune time.

Recent Developments

Consistent with our strategy of pursuing attractive growth opportunities, we recently entered into agreements to acquire a total of seven newbuild and secondhand containerships.

On September 21, 2010, we contracted with China Shipbuilding Trading Company Limited and Shanghai Jiangnan Changxing Heavy Industry Co., Ltd. for the construction and purchase of three newbuild containerships, each of 9,000 TEU capacity, for a price of approximately $95.1 million per newbuild, to be paid in five equal installments. Each newbuild contract is subject to our completion of certain financing arrangements prior to November 30, 2010. These three newbuilds are scheduled to be delivered between November 2013 and January 2014, and we currently have agreements for the time charter of each newbuild to MSC for a period of 10 years from delivery by the shipyard at a daily rate of $43,000. We have also obtained options to acquire three additional newbuild containerships, each of 9,000 TEU capacity, for a price of approximately $96.1 million per newbuild. These options must be exercised by December 24, 2010, and the associated newbuild containerships would be delivered between March and June 2014.

On September 23, 2010, we contracted for four 3,351 TEU secondhand containerships at a purchase price of $11.25 million per containership, two to be delivered by December 20, 2010 and two by February 28, 2011. These secondhand containerships were built between 1990 and 1992. We intend to finance the acquisition of these secondhand containerships with available cash or new debt financing. While we do not currently have time charters for these secondhand containerships, we are reviewing the charter market and intend to take advantage of available opportunities in line with our market outlook.

On September 16, 2010, we obtained a commitment letter from The Royal Bank of Scotland plc for a $120.0 million term loan facility, which will be available for drawing for up to 18 months. We intend to use this term loan facility to finance the acquisition of additional newbuild or secondhand containerships, but we are also permitted to use it to refinance existing containerships in our fleet. Availability of the term loan facility is subject to execution of definitive documentation and is conditioned upon the closing of this offering.

We recently rechartered the MSC Navarino, and we also have extended by four years the current time charters to A.P. Moller-Maersk of eight of our containerships, such extensions resulting in an increase of approximately $306 million in our contracted revenues. The details of the recharter and eight extensions, as well as certain other charter modifications, are shown in our fleet table, which appears in “Business—Fleet—Characteristics”.

Market Opportunity

We believe that it is currently an attractive time in the container shipping cycle to invest, and that we are well-positioned to benefit from an industry recovery, for several key reasons, including:

Initial Signs of Container Shipping Market Recovery. As reported by Clarkson Research Services Limited (“Clarkson Research”), based on an index containing a range of containership sizes, time charter daily rates improved 99% during the first nine months of 2010 and there has been a reduction in the number of vessels in layup and an increase in transported container volumes over the low levels of 2009. Although current charter rates remain low compared to the high levels reached in 2005, we believe that the increases in charter rates and transported volumes in the first nine months of 2010 are a positive indicator of fundamental improvement in the economics of our industry.

Our Ability to Exploit Acquisition Opportunities. As a well-established containership owner with a reputation for reliability and financial soundness and with significant contracted revenues, we believe we will have access to financing and chartering opportunities that will enable us to acquire additional high- quality vessels at prices that are below their 10-year historical averages. Unlike many of our public company competitors, we are not burdened with acquisition and newbuild commitments that were incurred when vessel prices were relatively high or with significant restrictions on debt incurrence imposed by lenders that would impede growth.

Our Fleet

We currently have a fleet of 41 containerships aggregating 211,882 TEUs, making us one of the largest privately owned containership companies in the world, based on total TEU capacity. Our containerships have a record of low unscheduled off-hire days, with fleet utilization levels of 99.7%, 99.3% and 99.9% in 2007, 2008 and 2009, respectively, and 99.8% for the first half of 2010. We believe our customers seek to charter our ships based upon, among other factors, our reputation for safety and reliability.

We deploy our containership fleet principally under multi-year time charters with leading liner companies that operate regularly scheduled routes between large commercial ports. As of October 15, 2010, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 41 containerships was 5.6 years, based on the remaining fixed terms and assuming the earliest redelivery dates possible under our containerships’ charters.

The tables below provide additional information, as of October 15, 2010, about our fleet of 41 containerships and the three newbuilds we have contracted to purchase from China Shipbuilding Trading Company Limited and Shanghai Jiangnan Changxing Heavy Industry Co., Ltd., at a purchase price of approximately $95.1 million per newbuild. The table below does not include the four secondhand containerships that we have agreed to purchase. For information about these secondhand containerships, see “Business—Overview—Recent Developments”. Each vessel is a cellular containership, meaning it is a dedicated container vessel. Please see additional vessel information in “Business—Fleet”.

	Vessel Name	Charterer(1)	Year Built	Capacity (TEU)	Time Charter Term(2)	Current Daily Charter Hire (U.S. dollars)		Expiration of Charter(2)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(3)

1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400		December 2017	36,400

2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400		January 2018	36,400

3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400		February 2018	36,400

4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400		April 2018	36,400

5	COSCO HELLAS	COSCO	2006	9,469	12 years	32,400	(3)	May 2018	36,996

6	MSC NAVARINO(4)	MSC	2010	8,531	0.7 years	22,000		January 2011	22,000

7	MAERSK KAWASAKI	A.P. Moller-Maersk	1997	7,403	10 years	37,000		December 2017	37,000

8	MAERSK KURE	A.P. Moller-Maersk	1996	7,403	10 years	37,000		December 2017	37,000

9	MAERSK KOKURA	A.P. Moller-Maersk	1997	7,403	10 years	37,000		February 2018	37,000

10	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	30,375		March 2018	28,766

11	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	30,375		May 2018	31,855

12	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	30,375		June 2018	28,828

13	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375		August 2018	26,302

14	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	30,375		October 2018	28,882

15	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	30,000		November 2019	33,168

16	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	30,375		February 2020	33,343

17	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	30,375		April 2020	33,385

18	ZIM NEW YORK	ZIM	2002	4,992	10 years	16,205		July 2012	28,332

19	ZIM SHANGHAI	ZIM	2002	4,992	10 years	16,100		August 2012	27,801

20	ZIM PIRAEUS	ZIM	2004	4,992	10 years	18,150		March 2014	24,145

21	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	31,297		September 2016	31,291

22	NEW YORK EXPRESS	Hapag Lloyd	2000	4,890	8 years	31,282		October 2016	31,274

23	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	31,317		July 2016	31,312

24	MSC MANDRAKI(5)	MSC	1988	4,828	2.8 years	13,500		August 2012	20,201

25	MSC MYKONOS(6)	MSC	1988	4,828	3.2 years	13,500		September 2012	19,577

26	MSC ANTWERP(7)	MSC	1993	3,883	3 years	17,250		April 2012	18,949

27	MSC WASHINGTON	MSC	1984	3,876	3.2 years	17,250		February 2013	18,344

28	MSC KYOTO	MSC	1981	3,876	3.1 years	17,250		June 2013	18,238

29	MSC AUSTRIA	MSC	1984	3,584	3.7 years	17,250		November 2012	19,103

30	AKRITAS	Hapag Lloyd	1987	3,152	1 year	11,000		August 2011	11,000

31	GARDEN	Evergreen Marine	1984	2,922	5 years	15,200		November 2012	15,200

32	GENIUS I	Evergreen Marine	1984	2,922	3.3 years	15,200		November 2012	15,200

33	GATHER	Evergreen Marine	1984	2,922	5 years	15,200		November 2012	15,200

34	GIFTED	Evergreen Marine	1984	2,922	2.4 years	15,700		December 2011	15,700

35	MSC CHALLENGER	MSC	1986	2,633	2 years	10,000		September 2012	10,000

36	MSC NAMIBIA	MSC	1977	1,654	4.8 years	11,500		July 2012	12,876

37	MSC SUDAN	MSC	1976	1,630	3 years	11,250		June 2011	13,019

38	MSC SIERRA	MSC	1977	1,630	3.7 years	11,250		May 2012	12,847

39	MSC TUSCANY	MSC	1978	1,468	1.9 years	12,000		August 2012	7,985

40	MSC FADO	MSC	1978	1,181	2 years	7,400		May 2012	7,400

41	HORIZON	OACL	1991	1,068	7.1 years	7,625		April 2012	7,625

Set out below is certain information regarding the newbuilds that we have contracted to purchase, subject to our completion of certain financing arrangements prior to November 30, 2010.

	Vessel Name	Charterer(1)	Year Built	Capacity (TEU)	Expected Delivery Date	Time Charter Term(2)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(2)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)

Newbuilds(8)

1	H 1068A	MSC	2013	9,000	November 2013	10 years	43,000	November 2023	43,000

2	H 1069A	MSC	2013	9,000	December 2013	10 years	43,000	December 2023	43,000

3	H 1070A	MSC	2014	9,000	January 2014	10 years	43,000	January 2024	43,000

(1)	Charterer trade names or acronyms not previously defined are defined in “—Our Competitive Strengths”.

(2)	Charter terms and expiration dates are based on the earliest date each charter could expire.

(3)

This average rate is calculated based on contracted charter rates for the days remaining between October 15, 2010 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates. See the footnotes to the fleet table in “Business—Fleet—Characteristics”.

(4)

The vessel will be re-delivered from current charterer MSC between January 24, 2011 and January 30, 2011, at which time it will be delivered to charterer HMM for a time charter until March 25, 2012 at the earliest at a rate of $44,000 per day.

(5)

This charter includes a fixed rate until November 2, 2011, and the “market rate” for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on November 2, 2011.

(6)

This charter includes a fixed rate until July 14, 2011, and the “market rate” for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on July 14, 2011.

(7)

This charter includes a fixed rate until May 15, 2011, and the “market rate” for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on May 15, 2011.

(8)	Each newbuild contract is subject to our completion of certain financing arrangements prior to November 30, 2010.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on growth opportunities in the containership sector, including:

History of Managing Growth Through Shipping Cycles. We grew our fleet from 21 containerships with an aggregate capacity of 43,735 TEUs in 2000 to a peak of 53 containerships of 227,778 TEUs in 2008, reflecting a compound annual growth rate of approximately 10.8% based on number of vessels or 20.1% based on TEUs. Thereafter, we decided, based on our market outlook, to reduce our fleet size to our current fleet of 41 containerships with a total capacity of 211,882 TEUs. Our senior management team has a history of strategically timing vessel acquisitions and dispositions in the containership sector and delivering positive financial returns through the shipping cycle, generating net income of $45.6 million in the first of half 2010, $116.9 million in 2009 and $99.8 million in 2008.

Base of Contracted Cash Flows Through Multi-Year Charter Coverage and Staggered Charter Expiration Dates. We believe that the multi-year fixed-rate nature of most of our charters, many of which were arranged at attractive points in the shipping cycle, will continue to provide us with a stable base of contracted future revenue. As of October 15, 2010, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 41 containerships was 5.6 years, based on the remaining fixed terms and assuming the earliest redelivery dates possible under our containerships’ charters. Of the 41 containerships in our existing fleet, over 99% of the anticipated total available days for the fourth quarter of 2010 and the full year 2011 are under fixed-rate time charters. The staggered maturities of the charters for vessels that expire in the next few years will mean that we will likely conduct our rechartering activity in varying rate environments and we will seek to tailor our charter terms accordingly. As of June 30, 2010, our fixed-term charters represented an aggregate of $1.7 billion of contracted revenue, assuming the earliest redelivery dates possible under our containerships’ charters and 365 revenue days per annum per containership.

Experienced Management Team and Reputation for Operational Excellence Support Long-Standing Relationships with Leading Charterers. Our company and founders have a long history of operating and investing in the container shipping industry. Our managers’ senior management teams have a combined average of approximately 34 years of experience in the shipping industry. We believe that we are able to secure multi-year charters with leading liner companies because of, among other things, our operating track record and our high level of service and support. We currently charter containerships to A.P. Moller- Maersk, COSCO, Evergreen Marine (Hong Kong) Ltd. (“Evergreen Marine”), Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”), Hyundai Merchant Marine Co., Ltd. (“HMM”), MSC, Ocean Africa Container Lines (Pty) Ltd. (“OACL”) and Zim Integrated Shipping Services (“ZIM”).

Access to Capital to Pursue Our Growth Strategy. As of June 30, 2010, we had approximately $59.9 million of available cash (including restricted cash), cash equivalents and investments, along with $74.2 million of undrawn borrowing capacity. As of that date, we also had 10 containerships, aggregating 38,197 TEUs with an average age (weighted by TEU capacity) of 12.5 years, which were unencumbered. On September 16, 2010, we obtained a commitment letter for a $120.0 million term loan facility, subject to execution of definitive documentation and conditioned upon the closing of this offering. We believe that our available liquidity and committed financing capacity will allow us to make additional near-term accretive acquisitions during a period when both newbuild and high-quality secondhand vessel values remain below their 10-year historical averages.

Large, Diversified High-Quality Fleet. We have a fleet of 41 vessels as of October 15, 2010. Our fleet includes containerships of various sizes and has been assembled to meet our customers’ needs and is able to operate on East-West, North-South and Intra-regional trade routes, giving us increased flexibility in rechartering our containerships. We believe our containerships were built to high standards by reputable shipyards and have been carefully maintained. We have had success in chartering and operating our older vessels beyond their depreciable lives.

Our Business Strategies

Our primary objectives are to profitably grow our business, increase distributable cash flow per share and maximize value to our stockholders by pursuing the following strategies:

Invest in Vessels at an Attractive Point in the Container Shipping Cycle. We believe we are well-positioned to take advantage of the significant opportunities created by the recent economic downturn and developments in the container shipping industry to acquire vessels at attractively low prices. We have recently contracted to acquire four 3,351 TEU secondhand containerships. We have also entered into agreements, subject to certain conditions, to acquire three 9,000 TEU newbuilds, and have agreed 10-year time charters for each newbuild. We intend to expand our fleet by acquiring additional containerships at relatively low prices using our cash from operations, the proceeds of this offering and undrawn borrowing capacity under our committed revolving credit facility and committed term loan, along with borrowings under new credit facilities for which we do not yet have commitments, but which we intend to obtain.

Actively Manage Portfolio of Charters Through the Shipping Cycle. Our largest customers in 2009 were A.P. Moller-Maersk, MSC and COSCO, which we perceive to be among the more creditworthy liner companies. As the global economy improves, we will continue to charter our containerships to such high-quality charterers and expand the number of leading liner companies chartering our vessels in order to further diversify our portfolio of time charters from customer, geographic and maturity perspectives.

Continue to Manage Our Balance Sheet. We believe that management of our balance sheet, including management of cash and capital commitments, will continue to give us financial flexibility. Consistent with that policy, we met all of our scheduled debt repayment obligations during the significant 2008-2009 economic downturn. We believe that our committed revolving credit facility, which gives us $74.2 million of undrawn borrowing capacity as of June 30, 2010, and our committed term loan that provides $120.0 million of undrawn borrowing capacity, along with cash from operations, and the proceeds of this offering will provide us with financial flexibility.

Provide High-Quality Customer Service. Our managers’ ship management approach is to tailor their services by vessel type and age, which we believe has helped to differentiate us with our charterers and extend our charters and the useful lives of our containerships. We believe that having three management companies allows us to have a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective. We also believe that our focus on customer service and reliability enhances our relationships with our charterers. In the past decade, we have had successful chartering relationships with the majority of the top 20 liner companies by TEU capacity.

Dividend Policy

We intend to pay our stockholders quarterly dividends of $0.25 per share, or $1.00 per share per year. We expect to pay an initial dividend following completion of this offering of $0.25 per share in February 2011.

Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We cannot assure you that we will be able to pay regular quarterly dividends in the amounts stated above or elsewhere in this prospectus, and our ability to pay dividends will be subject to the restrictions in our credit facilities and the provisions of the laws of the Republic of the Marshall Islands (the “Marshall Islands”) as well as the other limitations set forth in the sections of this prospectus entitled “Dividend Policy” and “Risk Factors”.

Corporate Information

Costamare Inc. was incorporated on April 21, 2008, under the laws of the Marshall Islands and conducts its operations through various subsidiaries. Each of our containerships is owned by one of our subsidiaries. We maintain our principal executive offices at 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece. Our telephone number at that address is +30-210-949-0000. After completion of this offering, we will maintain a website at www.costamare.com.

The Offering

Common stock offered	13,300,000 shares.
15,295,000 shares, if the underwriters exercise their over allotment option in full.
Common stock outstanding immediately after offering	60,300,000 shares.
62,295,000 shares, if the underwriters exercise their overallotment option in full.
Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $195.9 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $16.00 per share, which is the mid-point of the price range on the cover page of this prospectus. We intend to use the net proceeds of this offering for general corporate purposes and potential future vessel acquisitions. We believe that it is currently an attractive time in the container shipping cycle to invest. We have no current specific plan for the net proceeds, although we may decide to use a portion of the net proceeds, together with debt financing, to fund our contracted containership acquisitions. Pending any definitive use, the proceeds may be applied to temporarily reduce outstanding indebtedness. See “Use of Proceeds”.

Dividends

We intend to pay quarterly dividends of $0.25 per share, or $1.00 per share per year, following the closing of this offering. We expect to pay the first dividend in February 2011. Declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of Marshall Islands law.

NYSE listing	Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CMRE”.
Risk factors

Investment in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Each share of our common stock includes one right that, under certain circumstances, will entitle the holder to purchase from us a unit consisting of one-thousandth of a preferred share at a purchase price of $25 per unit, subject to specified adjustments.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their over allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data set forth below as of December 31, 2007, 2008 and 2009 for each of the three years in the period ended December 31, 2009 have been derived from our audited consolidated financial statements. The summary consolidated financial data set forth below as of December 31, 2005 and 2006 and for the years then ended have been derived from our unaudited consolidated financial statements. The summary consolidated financial data as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 are derived from our unaudited interim condensed consolidated financial statements. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. Results for the six months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2010 or any future period.

This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included elsewhere in this prospectus. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	Year Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
	(unaudited)					(unaudited)
	(Expressed in thousands of U.S. dollars, except for share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$294,160	$349,997	$370,121	$426,348	$399,939	$207,855	$178,824
Expenses:
Voyage expenses	1,682	1,825	2,780	3,735	3,075	2,381	1,023
Vessels’ operating expenses	84,810	100,701	124,666	148,350	114,515	61,349	51,751
General and administrative expenses	125	212	466	2,608	1,716	259	665
Management fees	7,120	10,198	11,812	13,541	12,231	6,378	5,479
Amortization of dry-docking and special survey costs	2,718	2,767	3,095	6,722	7,986	3,891	4,079
Depreciation	57,494	67,134	50,710	72,256	71,148	36,109	34,447
Gain on sale of vessels	—	—	—	(95)	(2,854)	(3,864)	(7,853)
Foreign exchange gains / (losses)	(28)	143	579	(235)	535	544	147
Other income / (expenses)	—	910	301	(37)	—	—	—

Operating income	$140,239	$166,107	$175,712	$179,503	$191,587	$100,808	$89,086

Other Income (Expenses):
Interest income	$7,180	$5,627	$3,589	$5,575	$2,672	$1,578	$636
Interest and finance costs	(31,800)	(54,211)	(62,568)	(68,420)	(86,817)	(48,808)	(34,184)
Other	1,192	63	188	109	3,892	4,284	280
Gain (loss) on derivative instruments	1,524	5,820	(1,498)	(16,988)	5,595	12,407	(10,182)

Total other income (expenses)	$(21,904)	$(42,701)	$(60,289)	$(79,724)	$(74,658)	$(30,539)	$(43,450)

Net Income	$118,335	$123,406	$115,423	$99,779	$116,929	$70,269	$45,636

Earnings per common share, basic and diluted	$2.52	$2.63	$2.46	$2.12	$2.49	$1.50	$0.97
Weighted average number of shares, basic and diluted	47,000,000	47,000,000	47,000,000	47,000,000	47,000,000	47,000,000	47,000,000

	Year Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
	(unaudited)					(unaudited)
	(Expressed in thousands of U.S. dollars)
OTHER FINANCIAL DATA
Net cash provided by operating activities	N/A(1)	$7,864	$166,619	$247,518	$161,893	$82,946	$56,049
Net cash (used in) provided by investing activities	N/A(1)	(350,456)	(257,550)	(138,301)	12,811	32,722	(9,214)
Net cash (used in) provided by financing activities	N/A(1)	342,026	93,099	(22,529)	(252,684)	(182,249)	(56,663)
Net increase (decrease) in cash and cash equivalents	N/A(1)	(566)	2,168	86,688	(77,980)	(66,581)	(9,828)
Dividends and distributions paid	N/A(1)	(13,564)	(88,572)	(279,778)	(161,230)	(134,000)	(10,000)
EBITDA (unaudited)(2)	N/A(1)	$241,891	$228,207	$241,602	$280,208	$157,499	$117,710
BALANCE SHEET DATA (at period end)
Total current assets	$11,888	$117,540	$120,274	$121,495	$48,305	N/A(1)	$53,153
Total assets	1,065,854	1,453,988	1,674,665	1,815,500	1,710,300	N/A(1)	1,708,672
Total current liabilities	183,638	153,651	177,575	287,534	183,271	N/A(1)	173,150
Total long term debt, including current portion	619,150	968,822	1,102,926	1,529,948	1,435,593	N/A(1)	1,391,533
Total stockholders’ equity	330,010	446,452	521,453	(10,750)	155,222	N/A(1)	168,901

	Average for the Year Ended December 31,					Average for the Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
FLEET DATA
Number of vessels	39.8	43.6	46.2	52.8	47.3	49.7	42.9
TEU capacity	144,608	177,274	194,865	226,878	218,733	222,511	212,580

(1)	“N/A” indicates that the data is not available for the specified period.

(2)

EBITDA represents net income before interest, income tax expense, depreciation and amortization. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA is useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA is useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

The following table sets forth a reconciliation of net cash from operating activities and net income to EBITDA (unaudited) for the periods presented:

	Year Ended December 31,					Six Months Ended June 30,
	2005(1)	2006	2007	2008	2009	2009	2010
	(unaudited)					(unaudited)
	(Expressed in thousands of U.S. dollars)
Reconciliation of Net Cash from Operating Activities to EBITDA
Net cash provided by operating activities		$7,864	$166,619	$247,518	$161,893	$82,946	$56,049
Net increase (decrease) in operating assets		104,226	(500)	(92,787)	15,864	338	18,557
Net (increase) decrease in operating liabilities		70,067	(11,590)	16,213	1,066	4,833	3,244
Interest and finance costs net		48,584	58,979	62,845	84,145	47,230	33,548
Amortization of financing costs		(141)	(190)	(964)	(746)	(351)	(451)
Gain on sale of vessels		—	—	95	2,854	3,864	7,853
Gain (loss) on derivative instruments		865	(1,501)	(16,657)	5,595	12,407	(10,182)
Payments for Drydockings and Special Surveys		401	10,095	23,362	6,051	5,392	8,770
Amortization and write-off of unearned revenue		6,871	6,295	1,636	3,378	732	322
Imputed interest		2,953	—	—	—	—	—
Gain on sale of investments		—	—	341	108	108	—
Amortization of free lubricants		201	—	—	—	—	—

EBITDA		$241,891	$228,207	$241,602	$280,208	$157,499	$117,710

Reconciliation of Net income to EBITDA
Net income		$123,406	$115,423	$99,779	$116,929	$70,269	$45,636
Depreciation		67,134	50,710	72,256	71,148	36,109	34,447
Amortization of drydocking and special survey costs		2,767	3,095	6,722	7,986	3,891	4,079
Interest income		(5,627)	(3,589)	(5,575)	(2,672)	(1,578)	(636)
Interest and finance costs		54,211	62,568	68,420	86,817	48,808	34,184

EBITDA		$241,891	$228,207	$241,602	$280,208	$157,499	$117,710

(1)	EBITDA is not available for 2005.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this prospectus, before making an investment in our common stock. Any of the risk factors described below could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends and lower the trading price of our common stock. You may lose part or all of your investment.

Risks Inherent in Our Business

Our growth depends upon continued increases in world and regional demand for chartering containerships, and the recent global economic slowdown may impede our ability to continue to grow our business.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade, driving rates to their 10-year lows. According to Clarkson Research, in the first nine months of 2010 containership charter rates began to register an upward trend, but rates remain well below long term averages, and that improvement may not be sustainable and rates could decline again.

Demand for containerships also declined significantly during 2008 and 2009. In late 2009 and up to October 1, 2010, however, there has been some improvement on Far East-to-Europe and trans-Pacific container trade lanes, alongside improvements also witnessed on other, non-mainlane, trade routes including certain intra-Asia and North-South trade routes. The decline in freight rates has affected the liner companies to which we seek to charter our containerships, some of which have announced efforts to obtain third party aid in restructuring their obligations. The economics of our business have also been affected negatively by the large number of containership newbuilds ordered prior to the onset of the downturn. Accordingly, weak conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

The factors affecting the supply and demand for containerships are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for containership capacity include:

•	supply and demand for products shipped in containers;

•	changes in global production of products transported by containerships;

•	global and regional economic and political conditions;

•	developments in international trade;

•	environmental and other regulatory developments;

•	the distance container cargo products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	port and canal congestion; and

•	currency exchange rates.

The factors that influence the supply of containership capacity include:

•	the availability of financing;

•	the price of steel and other raw materials;

•	the number of newbuild deliveries;

•	the availability of shipyard capacity;

•	the scrapping rate of older containerships;

•	the number of containerships that are out of service;

•	changes in environmental and other regulations that may limit the useful lives of containerships;

•	the price of fuel; and

•	the economics of slow steaming.

Consumer confidence and consumer spending deteriorated significantly in 2008 and 2009, and have recovered only modestly thus far in 2010. Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal options or replacement charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships’ charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan.

Our liner company customers have been placed under significant financial pressure, thereby increasing our charter counterparty risk.

The sharp decline in global economic activity in 2008 and 2009 resulted in a substantial decline in the demand for the seaborne transportation of products in containers, reaching significantly low levels, and has recovered only marginally in the year-to-date. Consequently, the cargo volumes and freight rates achieved by liner companies, with which we expect to charter most of the containerships in our fleet, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, some liner companies may choose to redeploy their larger vessels to minor routes, attempting to fill capacity, reducing the number of smaller vessels used and causing a cascade down to minor trades. As a result, the number of vessels being chartered in by liner companies may decrease.

The reduced demand and resulting financial challenges faced by our liner company customers have significantly reduced demand for containership charters and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates. We expect to generate most of our revenues from these charters and if our charterers fail to meet their obligations to us, we will sustain significant losses which could have a material adverse effect on our financial condition and results of operations.

An oversupply of containership capacity may prolong or further depress the current low charter rates and adversely affect our ability to charter our contracted secondhand containerships or recharter our containerships at profitable rates or at all.

The current size of the containership orderbook is large relative to historical levels and we believe that, despite a decline in orders recorded from 2008 to early 2010, the fulfillment of the containership orderbook will result in an increase in the size of the world containership fleet over the next few years. According to Clarkson Research, as of October 1, 2010, the aggregate capacity of containership newbuilds contracted for construction was 3.84 million TEU, representing approximately 28% of the total fleet by capacity.

On September 23, 2010, we contracted for four 3,351 TEU secondhand containerships, two to be delivered by December 20, 2010 and two by February 28, 2011, each of which currently does not have a time charter. An oversupply of newbuild and/or rechartered containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter rates, which could impact the rate at which we are able to charter our contracted secondhand containerships. Moreover, a number of leading liner companies have announced an intention to reduce the number of vessels they charter-in as part of an effort to reduce the size of their fleets to better align fleet capacity with the reduced demand for the marine transportation of containerized cargo. If the current low charter rate environment persists and global fleet capacity increases due to newbuild deliveries or further redeployment of previously idle containerships, we may be unable to recharter our containerships other than for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all.

Weak economic conditions throughout the world, particularly the Asia Pacific region and recent EU sovereign debt default fears, could have a material adverse effect on our business, financial condition and results of operations.

Negative trends in the global economy emerged in 2008 and continued into 2009, and economic conditions remain relatively weak. The current global recovery is proceeding at varying speeds across regions and is still subject to downside risks stemming from factors like fiscal fragility in advanced economies, highly accommodative macroeconomic policies and persistent difficulties in access to credit. In particular, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, have significantly weakened the Euro, disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form.

We anticipate that a significant number of port calls made by our containerships will continue to involve the loading or unloading of container cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. In 2009, growth in China’s gross domestic product was 8.7%. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slowed or negative economic growth in the future, then this may exacerbate the effect of the significant downturns in the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. For example, the possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States’ demand for imported goods, many of which are shipped from China in containerized form. Such weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows.

The United States and other parts of the world exhibited weak economic trends and were in a recession in 2008 and 2009. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have implemented and are also considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission (“SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Global financial markets and economic conditions were severely disrupted and volatile in 2008 and 2009 and, while generally stabilizing in 2010, remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. Credit markets and the debt and equity capital markets were exceedingly distressed in 2008 and 2009 and have only marginally rebounded in 2010. The credit crisis in Greece, for example, and concerns over debt levels of certain other European Union member states, has increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed revolving credit facility or our committed term loan in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

We are dependent on our charterers fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

We expect that our containerships will continue to be chartered to customers mainly under multi-year fixed rate time charters. Payments to us under those charters are and will be our sole source of operating cash flow. Many of our charterers finance their activities through cash from operations, the incurrence of debt or the issuance of equity. Since 2008, there has been a significant decline in the credit markets and the availability of credit. Additionally, the equity value of many of our charterers has substantially declined. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. Additionally, we could lose a time charter if the charterer exercises certain specified limited rights to terminate the charter.

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is unchartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next few years may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates given currently depressed charter rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. Over the past two years the Company has been proactive in working with its charterers to make adjustments to charter agreements that address the needs of both parties. As a result, while we have agreed in certain cases to charter rate re-arrangements entailing reductions for specified periods, we have been compensated for these adjustments by, among other things, subsequent rate increases, so that the aggregate payments under the charters are not materially reduced, and in some cases we also have arranged for term extensions. However, there is no assurance that any future charter re-arrangements will be on similarly favorable terms.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition, revenues and cash flow and our ability to pay dividends to our stockholders.

A limited number of customers operating in a consolidating industry comprise a large part of our revenues. The loss of these customers could adversely affect our results of operations, cash flows and competitive position.

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk, MSC and COSCO together represented 77.3%, 71.1% and 73.7% of our revenue in 2007, 2008 and 2009, respectively, and 73.9% in the first half of 2010. We expect that a limited number of leading liner companies will continue to generate a substantial portion of our revenues. Some of our liner company customers have publicly acknowledged the financial difficulties facing them, reported substantial losses in 2009 and announced efforts to obtain third-party aid and restructure their obligations, including under charter contracts. In addition, in recent years there have been significant examples of consolidation in the container shipping industry; at present, there are over 200 liner companies, but according to Clarkson Research, the top 10 and top 20 companies accounted for approximately 56% and 76% of global liner capacity, respectively, as of October 1, 2010. Also according to Clarkson Research, as of October 1, 2010, A.P. Moller-Maersk’s deployed fleet accounted for approximately 13% of the global fleet liner capacity. Financial difficulties in the industry may accelerate the trend toward consolidation. The cessation of business with these liner companies or their failure to fulfill their obligations under the charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

A decrease in the level of China’s export of goods or an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. If the incipient global recovery is undermined by downside risks and the recent economic downturn is prolonged, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

We conduct a substantial amount of business in China, including through one of our local managers, Shanghai Costamare, a Chinese corporation, and our charter agreements with COSCO. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. We do a substantial amount of business in China, including through one of our managers, Shanghai Costamare, a Chinese corporation which operates vessels exclusively manned by Chinese crews under the Hong Kong flag, which exposes us to potential litigation in China. Additionally, we have charters with COSCO, a Chinese corporation, and though these charters are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China.

Our contracts for three newbuild containerships that we entered into in September 2010 are conditioned on our obtaining certain financing prior to November 30, 2010.

Our contracts for the acquisition of three new newbuild containerships will terminate, without further liability for us or the seller, if we do not complete certain debt financing arrangements by November 30, 2010. See “Business—Fleet—Characteristics” and “Business—Overview—Recent Developments”. While we are actively working to complete the required financing arrangements prior to that deadline, there is no assurance that this will occur, or that we would be able to obtain satisfactory substitute financing.

Our ability to obtain additional debt financing for future acquisitions of vessels may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

We intend to borrow against unencumbered containerships in our existing fleet and vessels we may acquire in the future as part of our growth plan. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Our ability to pay dividends may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves, by restrictions in our debt instruments and by additional factors unrelated to our profitability.

We intend to pay regular quarterly dividends. The declaration and payment of dividends, if any, is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law governing the payment of dividends.

The international containership industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends will vary based upon, among other things:

•	the charter hire payments we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;

•	delays in the delivery of new vessels and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our containerships;

•	prevailing global and regional economic and political conditions;

•	changes in interest rates;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors; and

•	the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends.

In addition, our credit facilities and other financing agreements prohibit the payment of dividends, if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends.

For more information regarding our financing arrangements, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Indebtedness”.

In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus or net profits in the future to pay dividends, and our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income. We can give no assurance that dividends will be paid in the future.

We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders.

We intend to grow our business by ordering newbuilds and through selective acquisitions of high-quality secondhand vessels. Our future growth will primarily depend on:

•	the operations of the shipyards that build any newbuilds we may order;

•	locating and identifying suitable high-quality secondhand vessels;

•	obtaining required financing on acceptable terms;

•	consummating vessel acquisitions;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers; and

•	managing joint ventures or significant acquisitions.

In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuilds, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stockholders.

Rising crew and other vessel operating costs may adversely affect our profits.

Acquiring and renewing long-term time charters with leading liner companies depends on a number of factors, including our ability to man our containerships with suitably experienced, high-quality masters, officers and crews. In recent years, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time charters. Increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants may adversely affect our profitability. In addition, if we cannot retain sufficient numbers of quality on-board seafaring personnel, our fleet utilization will decrease, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates and will be borne by us when our containerships are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and acquire vessels, which may reduce or eliminate the amount of cash for dividends to our stockholders.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and we generally expect to finance these maintenance capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. Expenditures could increase as a result of, among other things, the cost of labor and materials, customer requirements and governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment. Significant capital expenditures, including to maintain the operating capacity of our fleet, may reduce or eliminate the amount of cash available for distribution to our stockholders.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels may require longer drydockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates may also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our containerships may engage. Our current fleet of 41 containerships as of October 15, 2010 had an average age (weighted by TEU capacity) of 12.5 years, five of which are over 30 years old. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our current fleet of 41 containerships as of October 15, 2010 had an average age (weighted by TEU capacity) of 12.5 years, five of which are over 30 years old. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Any reserves set aside for vessel replacement will not be available for dividends.

Containership values have recently decreased significantly, and may remain at these depressed levels, or decrease further, and over time may fluctuate substantially. If these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

Containership values, which have recently decreased significantly, can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the markets in which containerships operate;

•	a substantial or extended decline in world trade;

•	increases in the supply of containership capacity;

•	prevailing charter rates; and

•

the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If the market values of our vessels further deteriorate, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. In addition, any such deterioration in the market values of our vessels could trigger a breach under our credit facilities, which could adversely affect our operations. If a charter expires or is terminated, we may be unable to recharter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

Our growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition from new entrants and established companies with significant resources.

One of our principal objectives is to acquire additional containerships in conjunction with entering into additional multi-year time charters for these vessels. The process of obtaining new multi-year time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and containership specifications, including size, age and condition.

In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our older vessels, including the five vessels in our fleet over 30 years of age as of October 15, 2010.

We face substantial competition from a number of experienced companies, including state-sponsored entities. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. We also anticipate that an increasing number of marine transportation companies will enter the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuilds. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by these sizeable competitors can place downward pressure on rates throughout the charter market. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Due to our lack of diversification, adverse developments in the containership transportation business could reduce our ability to service our debt obligations and pay dividends to our stockholders.

We rely exclusively on the cash flow generated from charters for our containerships. Due to our lack of diversification, an adverse development in the container shipping industry, which has been experiencing weakness since the middle of 2008, would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. An adverse development could also impair our ability to service debt or pay dividends to our stockholders.

We may have more difficulty entering into multi-year, fixed-rate time charters if a more active short-term or spot container shipping market develops.

One of our principal strategies is to enter into multi-year, fixed-rate time charters in both strong and weak charter rate environments, although in weaker charter rate environments we would generally expect to target somewhat shorter charter terms. If more containerships become available for the spot or short-term charter market, we may have difficulty entering into additional multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market. As a result, we will then have to charter more of our containerships for shorter periods and our revenues, cash flows and profitability could then reflect, to some degree, fluctuations in the short-term charter market.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdictions of incorporation which regulates the payment of dividends. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

We may be unable to draw down the full amount of our committed credit facilities if the market value of our vessels declines.

As of June 30, 2010, we had $74.2 million of undrawn borrowing capacity under our committed revolving credit facility. On September 16, 2010, we obtained a commitment letter for a $120.0 million term facility, subject to execution of definitive documentation and conditioned upon the closing of this offering. If the market value of our fleet declines, we may default under our credit facilities, in which case we may not be able to draw down the full amount available to us, obtain additional financing, refinance our debt, or incur debt on terms that are acceptable to us.

Our credit facilities or other financing arrangements contain payment obligations and restrictive covenants that may limit our liquidity and our ability to expand our fleet. A failure by us to meet our obligations under our credit facilities could result in an event of default under such credit facilities and foreclosure on our vessels.

Our credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc., and our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	purchase or otherwise acquire for value any shares of the subsidiaries’ capital;

•	make or repay loans or advances, other than repayment of the credit facilities;

•	make investments in other persons;

•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person, including Costamare Inc. and our subsidiaries;

•	create liens on their assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 40% of the total issued share capital.

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain specified loan to value ratios as summarized below:

•

under our $1 billion credit facility, as amended by a supplemental agreement dated June 22, 2010, Costamare Inc. may not allow the aggregate of (a) the aggregate market value, primarily on a charter inclusive basis, of the mortgaged vessels under this facility, (b) the market value of any additional security provided to the lender, and (c) (during the waiver period only, as described below) the aggregate minimum cash amount equal to 3% of the loan outstanding to fall below 80% during a “waiver period” extending through December 31, 2011, and thereafter, 125% of the aggregate of the term loan, the revolving advances and the swap exposure; or

•

under certain of our subsidiaries credit facilities, each with Costamare Inc. as guarantor, we may not allow the aggregate of (a) the aggregate market value, primarily on an inclusive charter basis, of the mortgaged vessel or vessels, and (b) the market value of any additional security provided to the lender to fall below a percentage ranging between 110% to 125% of the then outstanding amount of the credit facility and any related swap exposure.

Costamare Inc. is required to maintain compliance with the following financial covenants:

•	the ratio of our total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1;

•	the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1;

•

the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt, provided, however, that a minimum cash amount equal to 3% of the loan outstanding must be maintained in the accounts of the borrower; and

•	the market value adjusted net worth must at all times exceed $500 million.

See both “Description of Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities” for more information about our credit facilities. A failure to meet our payment and other obligations could lead to defaults under our credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. The loss of these vessels would have a material adverse effect on our operating results and financial condition.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of June 30, 2010, we had outstanding indebtedness of $1.4 billion and we expect to incur additional indebtedness as we grow our fleet. This level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our stockholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our stockholders’ equity, as well as charges against our income.

We have entered into interest rate swaps, in an aggregate notional amount of approximately $1.4 billion as of June 30, 2010, generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. We have also entered into certain currency hedges. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or currency exchange ratios or that our bank counterparties will be able to perform their obligations.

To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our income statement. In addition, changes in the fair value of our derivative contracts are recognized in “Accumulated Other Comprehensive Loss” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income, earnings per share and EBITDA coverage ratio. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk”.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in United States dollars and for the year ended December 31, 2009, we incurred a substantial portion of our vessels’ operating expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we have hedged some of this exposure, our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements. In October 2010, the United States dollar fell toward an eight-month low against the Euro. While we believe that we are adequately hedged against this exposure through 2011, future declines in the U.S. dollar versus the Euro could have a material effect on our operating expenses and net income.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments that we receive for our containerships once their current charters expire and the resale value of our containerships. This could adversely affect our ability to service our debt or pay dividends to our stockholders.

We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions, treaties and standards in force in international waters and the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws and regulations are often revised, it is difficult to predict the ultimate cost of compliance with such requirements or their impact on the resale value or useful lives of our containerships.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including criminal sanctions, and, in certain instances, seizure or detention of our containerships. Events of this nature or additional environmental conventions, laws and regulations could have a material adverse effect on our financial condition, results of operations and ability to pay dividends to our stockholders.

The operation of vessels is also affected by the requirements set forth in the International Safety Management Code (the “ISM Code”). The ISM Code requires vessel owners and managers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease or suspend available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Each of the containerships in our fleet and each of our three managers are ISM Code-certified. However, there can be no assurance that such certifications can be maintained indefinitely.

Governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements for vessels. In complying with new environmental laws and regulations and other requirements that may be adopted, we may have to incur significant capital and operational expenditures to keep our containerships in compliance, or even to scrap or sell certain containerships altogether.

For additional information on these and other environmental requirements, you should carefully review the information contained in “Business—Environmental and Other Regulations”.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our containership business.

International container shipping is subject to security and customs inspection and related procedures in countries of origin, destination, and certain trans-shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers, and the levying of customs duties, fines and other penalties against us.

Since the events of September 11, 2001, United States authorities have more than doubled container inspection rates to over 5% of all imported containers. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so- called “e-seals” and “smart” containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation. Also, as a response to the events of September 11, 2001, additional vessel security requirements have been imposed, including the installation of security alert and automatic identification systems on board vessels.

It is unclear what additional changes, if any, to the existing inspection and security procedures may ultimately be proposed or implemented in the future, or how any such changes will affect the industry.

It is possible that such changes could impose additional financial and legal obligations on us. Furthermore, changes to inspection and security procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of goods in containers uneconomical or impractical. Any such changes or developments could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of the jurisdiction where one or more of our containerships are registered could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of one or more of our containerships may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Terrorist attacks, international hostilities and piracy could adversely affect our results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 11, 2001 and more recent attacks in other parts of the world, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The current conflict in Afghanistan, and continuing hostilities in the Middle East, may lead to additional acts of terrorism, regional conflict and other armed conflicts around the world, which may contribute to further economic instability in the global financial markets. In addition, political tensions or conflicts in the Asia Pacific Region may reduce the demand for our services. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden. Terrorist attacks targeted at vessels, such as the October 2002 attack in Yemen on the VLCC Limburg, a ship not related to us, may in the future also negatively affect our operations and financial condition and directly impact our containerships or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States or globally, and could result in an economic recession affecting the United States or the entire world. Since 2008, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances. Any of these occurrences could have a material adverse effect on our financial condition, results of operations and ability to pay dividends to our stockholders.

Changing economic, political and governmental conditions in the countries where our containerships call or where our containerships are registered could also affect us. In addition, future hostilities or other political instability in regions where our vessels trade could also affect trade patterns and adversely affect our operations and performance.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, or adverse weather conditions; and

•	work stoppages or other labor problems with crew members serving on our containerships, some of whom are unionized and covered by collective bargaining agreements.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses, and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet of containerships in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our and third-party vessels’ hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances.

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement containership in the event of a loss of a containership. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results and our ability to pay dividends to our stockholders. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

In addition, we do not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter, breach covenants in certain of our credit facilities, interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one containership in our fleet for claims relating to another of our containerships.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulation of the classification society. Moreover, every vessel must comply with any applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and special surveys.

If any vessel does not maintain its class, it will lose its insurance coverage and be unable to trade, and the vessel’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

Our business depends upon certain members of our senior management who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chairman and chief executive officer, Konstantinos Konstantakopoulos, certain members of our senior management and our managers. Mr. Konstantakopoulos has substantial experience in the container shipping industry and has worked with us and our managers for many years. He, our managers and certain of our senior management team are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our managers, or if we were to otherwise cease to receive services from them, we may be unable to recruit other employees with equivalent talent and experience, which could have a material adverse effect on our financial condition and results of operations.

Our arrangements with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may be unenforceable.

Konstantinos Konstantakopoulos, our chairman and chief executive officer, has entered into a restrictive covenant agreement with us, which is governed by English law, and under which, except for in certain limited circumstances, he is precluded during the term of his service and for six months thereafter from owning containerships and from acquiring or investing in a business that owns such vessels. English law generally does not favor the enforcement of such restrictions which are considered contrary to public policy and facially are void for being in restraint of trade. Our ability to enforce these restrictions, should it ever become necessary, will depend upon us establishing that we have a legitimate proprietary interest that is appropriate to protect, and that the protection sought is no more than is reasonable, having regard to the interests of the parties and the public interest. We cannot give any assurance that a court would enforce the restrictions as written by way of an injunction or that we could necessarily establish a case for damages as a result of a violation of the restrictive covenants agreement.

We depend on our managers to operate our business, and if our managers fail to satisfactorily perform their management services, our results of operations, financial condition and ability to pay dividends may be harmed.

Pursuant to the group management agreement and the individual ship management agreements, our managers and their affiliates may provide us with certain of our officers and will provide us with, among other things, certain commercial, technical and administrative services. See “Business—Management of the Company and Our Fleet”. Our operational success will depend significantly upon our managers’ satisfactory performance of these services. Costamare Shipping, one of our managers, also owns the Costamare trademarks, which consist of the name “COSTAMARE” and the Costamare logo, and has agreed to license each trademark to us on a royalty free basis for the life of the group management agreement. If the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones currently offered by our managers.

Our ability to compete for and enter into new time charters and to expand our relationships with our existing charterers will depend largely on our relationship with our managers and their reputation and relationships in the shipping industry. If our managers suffer material damage to their reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing and other contractual arrangements with third parties on commercially acceptable terms (therefore potentially increasing operating expenditure for the fleet);

•	maintain satisfactory relationships with our charterers and suppliers; or

•	successfully execute our business strategies.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

Our managers are privately held companies and there is little or no publicly available information about them.

The ability of our managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our managers’ financial strength, and because they are privately held companies, information about their financial strength is not available. As a result, an investor in our stock might have little advance warning of problems affecting any of our managers, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our managers that has a material impact on us to the extent that we become aware of such information.

Our chairman and chief executive officer has affiliations with our managers which could create conflicts of interest between us and our managers.

The management agreement is between us and Costamare Shipping, which is controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. While we believe that the terms of the management agreement are consistent with normal commercial practice of the industry, the agreement was not negotiated at arms-length by non-related parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. Additionally, Konstantinos Konstantakopoulos will continue to directly or indirectly control our managers after the offering and will continue to be our chairman and chief executive officer and the owner of approximately 25.7% of our common stock (assuming the underwriters’ over-allotment option is not exercised), and this relationship could create conflicts of interest between us, on the one hand, and our managers, on the other hand. These conflicts, which are addressed in the management agreement, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our managers or our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Our Managers and Management  -  Related Agreement” and “Related Party Transactions”.

CIEL and Shanghai Costamare, two of our managers, are not prohibited from providing management services to vessels owned by third parties.

CIEL and Shanghai Costamare, two of our managers, will not be prohibited from providing management services to vessels owned by third parties, including related parties. CIEL and Shanghai Costamare have only provided services to third parties in a limited number of cases in the past and currently only CIEL provides services to two third party vessels (one vessel owned 51% by Konstantinos Konstantakopoulos and 49% by the family of the co-owner and chief executive officer of CIEL, and the second vessel wholly owned by the family of the co-owner and chief executive officer of CIEL). If either CIEL or Shanghai Costamare engages in this activity in the future, it could give rise to conflicts of interest or adversely affect the ability of these companies to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, which could negatively affect the trading price of our shares of common stock.

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

From January 2006 through June 2010, vessels in our fleet made a total of 109 calls to ports in Iran, Syria, Sudan and Cuba, representing approximately 0.6% of our 18,000 calls on worldwide ports. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We are a Marshall Islands corporation, and the Marshall Islands does not have a well developed body of corporate law or a bankruptcy act, and, as a result, stockholders may have fewer rights and protections under Marshall Islands law than under the laws of a jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA are similar to provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction. For more information with respect to how stockholder rights under Marshall Islands law compare with stockholder rights under Delaware law, please read “Marshall Islands Company Considerations”.

The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public stockholders may find it difficult or impossible to pursue their claims in such other jurisdictions.

It may be difficult or impossible to enforce service of process and enforcement of judgments against us and our officers and directors.

We are a Marshall Islands corporation and all our subsidiaries are, and will likely be, incorporated in jurisdictions outside the United States. In addition, our executive offices are located outside of the United States in Athens, Greece. All of our directors and officers reside outside of the United States, and all or a substantial portion of our assets and the assets of most of our officers and directors are, and will likely be, located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve legal process within the United States upon us or any of these persons or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or our subsidiaries’ assets are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. Federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws. Please read “Enforceability of Civil Liabilities”.

There is also substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. Federal or state securities laws.

Risks Relating to the Offering

There is no guarantee that an active and liquid public market will develop for you to resell our common stock.

Prior to this offering, there has not been a public market for our common stock. A liquid trading market for our common stock may not develop. If an active, liquid trading market does not develop, you may have difficulty selling any of our common stock you buy. The initial public offering price will be determined in negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

The price of our common stock after this offering may be volatile.

The price of our common stock after this offering may be volatile and may fluctuate due to factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the containership market;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the shipping industry;

•	changes in government regulations;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	our payment of dividends;

•	announcements concerning us or our competitors;

•	the failure of securities analysts to publish research about us after this offering, or analysts making changes in their financial estimates;

•	general economic conditions;

•	terrorist acts;

•	future sales of our stock or other securities;

•	investors’ perception of us and the containership transportation industry;

•	the general state of the securities market; and

•	other developments affecting us, our industry or our competitors.

The containership sector of the shipping industry has been highly unpredictable and volatile. Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common stock may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. Consequently, you may not be able to sell our common stock at prices equal to or greater than those that you pay in this offering.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) as well as rules subsequently adopted by the SEC and the New York Stock Exchange (“NYSE”), have imposed various requirements on public companies, including changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations relating to public companies will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we and our managers will have to perform system and process evaluation and testing of our and their internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Compliance with Section 404 will require a substantial accounting expense and significant management efforts. Neither we nor our managers currently has an internal audit group, and additional accounting and financial staff with appropriate public company experience and technical accounting knowledge will need to be hired to satisfy the ongoing requirements of Section 404. We may have significant difficulties in making such hires given the shortage of available experienced personnel.

We will be a “foreign private issuer” and “controlled company” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

After the consummation of this offering, we will be a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, after the consummation of this offering, our current stockholders will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently intend to have a board of directors with a majority of non-independent directors, intend to have an audit committee comprised solely of two independent directors and intend to have a combined corporate governance, nominating and compensation committee with one or more non-independent directors serving as committee members. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

If we do not implement all required accounting practices and policies, we may be unable to provide the required financial information in a timely and reliable manner.

Prior to this offering, as a privately held company, we did not adopt the financial reporting practices and policies required of a publicly traded company. Implementation of these practices and policies could disrupt our business, distract our management and employees and increase our costs. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information that a publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could limit our ability to obtain financing, either in the public capital markets or from private sources, and could thereby impede our ability to implement our growth strategies. In addition, any such delays or deficiencies could result in failure to meet the requirements for continued listing of our common stock on the NYSE, which would adversely affect the liquidity of our common stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to include in each of our future annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. This requirement for an attestation of our independent auditors will first apply to us with respect to our annual report on Form 20-F for the fiscal year ending December 31, 2011. After the completion of this offering, we will undertake a comprehensive effort in preparation for compliance with Section 404. This effort will include the documentation, testing and review of our internal controls under the direction of our management. We cannot be certain at this time that all our controls will be considered effective. Therefore, we can give no assurances that our internal control over financial reporting will satisfy the regulatory requirements when they become applicable to us.

You will incur immediate and substantial dilution.

We expect the initial public offering price per share of our common stock to be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, you would incur immediate and substantial dilution of $9.91 per share, representing the difference between the assumed initial public offering price of $16.00 per share and our pro forma as adjusted net tangible book value per share on June 30, 2010. In addition, purchasers of our common stock in this offering will have contributed approximately 36.2% of the aggregate price paid by all purchasers of our common stock, but will own only approximately 22.1% of the shares outstanding after this offering. Please read “Dilution” for a more detailed description of how dilution may affect you.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Although we do not currently have any plans to sell additional shares of our common stock, subject to the rules of the NYSE, in the future, we may issue additional shares of common stock, and other equity securities of equal or senior rank, without stockholder approval, in a number of circumstances.

The issuance by us of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

•	our existing stockholders’ proportionate ownership interest in us will decrease;

•	the dividend amount payable per share on our common stock may be lower;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of our common stock may decline.

Our stockholders also may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and existing stockholders have entered into with the underwriters of this offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing stockholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Members of the Konstantakopoulos family are our principal existing stockholders and will control the outcome of matters on which our stockholders are entitled to vote following this offering; their interests may be different from yours.

Members of the Konstantakopoulos family will own, directly or indirectly, approximately 77.9% of our outstanding common stock after this offering, assuming the underwriters do not exercise their overallotment option. These stockholders will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of these stockholders may be different from yours.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.

Several provisions of our articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions:

•	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	prohibit cumulative voting in the election of directors;

•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding stock entitled to vote for those directors;

•	prohibit stockholder action by written consent unless the written consent is signed by all stockholders entitled to vote on the action; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We have adopted a stockholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including the provisions of our stockholder rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Tax Risks

In addition to the following risk factors, you should read “Tax Considerations—Marshall Islands Tax Considerations”, “Tax Considerations—Liberian Tax Considerations” and “Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of expected material Marshall Islands, Liberian and U.S. Federal income tax consequences of owning and disposing of our common stock.

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, 50% of the gross shipping income of a shipowning or chartering corporation, such as ourselves, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.- source gross shipping income and as such is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We believe that we have qualified and currently intend to continue to qualify for this statutory tax exemption for the foreseeable future. However, no assurance can be given that this will be the case in the future. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. Federal income tax on our U.S. source gross shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders. Many of our charterparty agreements contain provisions pursuant to which charterers undertake to reimburse us for the 4% gross basis tax on our U.S.-source shipping income.

If we were treated as a “passive foreign investment company”, certain adverse U.S. Federal income tax consequences could result to U.S. stockholders.

A foreign corporation will be treated as a “passive foreign investment company”, or PFIC, for U.S. Federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income”, or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. stockholders of a PFIC are subject to a disadvantageous U.S. Federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. stockholders to enable them to make certain elections to alleviate certain of the adverse U.S. Federal income tax consequences that would arise as a result of holding an interest in a PFIC.

Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute passive assets. Our counsel, Cravath, Swaine & Moore LLP, is of the opinion that we should not be a PFIC based on certain assumptions made by them as well as certain representations we made to them regarding the composition of our assets, the source of our income, and the nature of our operations following this offering.

There is, however, no legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”) or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. stockholders will face adverse tax consequences. Under the PFIC rules, unless those stockholders make certain elections available under the U.S. Internal Revenue Code, such stockholders would be liable to pay U.S. Federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period. Please read “Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—PFIC Status” for a more detailed discussion of the U.S. Federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Legislation was recently proposed in the United States Senate that would deny the preferential rate of Federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rate of Federal income tax discussed at “Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—Distributions on Our Common Stock” may no longer be applicable to dividends received from us. As of the date of this prospectus, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

If the regulations regarding the exemption from Liberian taxation for non-resident corporations issued by the Liberian Ministry of Finance were found to be invalid, the net income and cash flows of our Liberian subsidiaries and therefore our net income and cash flows would be materially reduced.

A number of our subsidiaries are incorporated under the laws of the Republic of Liberia. The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”) which does not distinguish between the taxation of “non-resident” Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the income tax law previously in effect since 1977, and “resident” Liberian corporations which conduct business in Liberia and are, and were under the prior law, subject to taxation.

In 2004, the Liberian Ministry of Finance issued regulations exempting non-resident corporations engaged in international shipping, such as our Liberian subsidiaries, from Liberian taxation under the New Act retroactive to January 1, 2001. It is unclear whether these regulations, which ostensibly conflict with the express terms of the New Act adopted by the Liberian legislature, are valid. However, the Liberian Ministry of Justice issued an opinion that the new regulations are a valid exercise of the regulatory authority of the Ministry of Finance. The Liberian Ministry of Finance has not at any time since January 1, 2001 sought to collect taxes from any of our Liberian subsidiaries.

In June 2009, the Legislature, as well as the President, of the Republic of Liberia approved the Economic Stimulus Taxation Act of 2009 (the “ESTA”) which will amend the New Act to specifically exempt non-resident corporations engaged in international shipping, such as our Liberian subsidiaries, from taxation in Liberia. The ESTA, however, is not effective and will not become effective until it is officially published. To the best of our knowledge, such publication has yet to occur.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flows would be materially reduced. In addition, as the ultimate stockholder of the Liberian subsidiaries, we would be subject to Liberian withholding tax on dividends paid by our Liberian subsidiaries at rates ranging from 15% to 20%, which would limit our access to funds generated by the operations of our subsidiaries and further reduce our income and cash flows.

FORWARD-LOOKING STATEMENTS

The disclosure and analysis set forth in this prospectus includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our security holders, and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•	our continued ability to enter into time charters with our customers;

•	our contracted revenue;

•	future operating or financial results and future revenues and expenses;

•

our financial condition and liquidity, including our ability to make required payments under our credit facilities and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities, as well as our ability to refinance indebtedness;

•	future, pending or recent acquisitions of vessels or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our expectations relating to dividend payments and our ability to make such payments;

•	our expectations about availability of existing vessels to acquire or newbuilds to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	our anticipated general and administrative expenses;

•	our ability to leverage to our advantage our managers’ relationships and reputation within the container shipping industry;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including discharge of pollutants;

•	potential liability from future litigation; and

•	other factors discussed in the section entitled “Risk Factors”.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in the “Risk Factors” section of this prospectus. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in law, governmental rules and regulations, or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business;

•	potential liability from future litigation;

•	length and number of off-hire periods and dependence on affiliated managers; and

•	other factors discussed in the “Risk Factors” section of this prospectus.

We caution that the forward-looking statements included in this prospectus represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of this prospectus entitled “Risk Factors”. As a result, the forward-looking events discussed in this prospectus might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We make no prediction or statement about the performance of our common stock.

DIVIDEND POLICY

We intend to pay our stockholders quarterly dividends of $0.25 per share, or $1.00 per share per year. We expect to pay an initial dividend following completion of this offering of $0.25 per share in February 2011. There can be no assurance, however, that we will pay regular quarterly dividends in the future.

We currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings and cash flows and for debt repayment and drydocking costs, as determined by management and our board of directors. Declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. We cannot assure you that we will be able to pay regular quarterly dividends in the amounts stated above or elsewhere in this prospectus, and dividends may be discontinued at any time at the discretion of our board of directors. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See “Risk Factors—Risks Inherent in Our Business” for a discussion of the risks related to our ability to pay dividends.

Set out below is a table showing the dividends and distributions paid in 2007, 2008, 2009, and the first half of 2010. Investors in this offering are not entitled to receive any portion of these dividends or distributions.

	Year ended December 31,			Six Months ended June 30,

(Expressed in millions of U.S. dollars)	2007	2008	2009	2010	Total

Dividends paid	$88.6	$10.8	$30.2	$10.0	$139.6
Distributions paid	0.0	269.0	131.0	0.0	400.0

Total	$88.6	$279.8	$161.2	$10.0	$539.6

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $195.9 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $16.00 per share, which is the mid-point of the price range on the cover page of this prospectus. We intend to use the net proceeds of this offering for general corporate purposes and potential future vessel acquisitions. We believe that it is currently an attractive time in the container shipping cycle to invest. We have no current specific plan for the net proceeds, although we may decide to use a portion of the net proceeds, together with debt financing, to fund our contracted containership acquisitions. Pending any definitive use, the proceeds may be applied to temporarily reduce outstanding indebtedness.

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash, and (iii) consolidated capitalization at June 30, 2010, on an:

•

actual basis, giving effect to (a) the sale of 24,000,000 (pre-stock split) shares of common stock (or 45,120,000 post-split) pursuant to a rights offering where the Company offered all shareholders of record as of the close of business on July 14, 2010, the right to subscribe for and purchase up to 32 shares of common stock, par value $0.0001 per share, for each share held, at a subscription price of $0.10 per share, and (b) the 1.88-for-1 stock split effected October 19, 2010; and

•

adjusted basis, giving effect to (a) our scheduled debt repayments totaling $19.4 million until the the date of this prospectus and (b) the issuance and sale of the shares of common stock offered hereby at an assumed initial public offering price of $16.00 per share, which is the mid-point of the price range on the cover page of this prospectus.

There has been no material change in our capitalization between June 30, 2010 and the date of this prospectus as adjusted as described above.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

(Expressed in thousands of U.S. dollars)	As of June 30, 2010
	Actual	As Adjusted
Cash and cash equivalents	$2,454	$178,990

Restricted cash	$43,369	$43,369

Debt:
Total long-term debt(2)	$1,391,533	$1,372,133

Stockholders’ equity:
Common stock, par value $0.0001 per share; 1,000,000,000 shares authorized on an actual basis and 1,000,000,000 shares authorized on an as adjusted basis; 47,000,000 shares issued and outstanding on an actual basis, 60,300,000 shares issued and outstanding on an as adjusted basis(3)	$5	$6
Additional paid-in capital	$374,429	$570,364
Other comprehensive loss	(92,605)	(92,605)
Retained earnings (accumulated deficit)	(110,528)	(110,528)

Total stockholders’ equity	171,301	367,237

Total capitalization	$1,562,834	$1,739,370

(1)

We had $74.2 million of undrawn borrowing capacity under our committed revolving credit facility as of June 30, 2010. On September 16, 2010, we obtained a commitment letter for a $120.0 million term loan facility, subject to execution of definitive documentation and conditioned upon the closing of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities”.

(2)	All of our existing indebtedness is secured.

(3)	At inception, the Company had 2,000,000 shares authorized, which was increased to 1,000,000,000 shares on July 12, 2010 and is herein given retroactive effect.

DILUTION

As of June 30, 2010, we had net adjusted tangible book value of $170.5 million, or $3.63 per share, after giving effect to the sale of 24,000,000 (pre-stock split) shares of Common Stock issued in a rights offering to stockholders of record on July 14, 2010, and a 1.88-for-1 stock split effected on October 19, 2010. After giving effect to the sale of 13,300,000 shares of common stock at a price of $16.00 per share, which is the mid-point of the initial public offering price range on the cover page of this prospectus of $15.00 to $17.00 per share, deducting the estimated underwriting discounts and commissions and estimated offering expenses, and assuming that the underwriters’ overallotment option is not exercised, the pro forma net adjusted tangible book value as of June 30, 2010 would have been $367.2 million or $6.09 per share. This represents an immediate appreciation in net tangible book value of $2.46 per share to existing stockholders and an immediate dilution of net adjusted tangible book value of $9.91 per share to new investors. The following table illustrates the pro forma per share dilution and appreciation as of:

Assumed initial public offering price per share	$16.00
Net adjusted tangible book value per share as of June 30, 2010	$3.63
Increase in net adjusted tangible book value per share attributable to new investors in this offering	$2.46
Pro forma net adjusted tangible book value per share after giving effect to this offering	$6.09

Dilution per share to new investors	$9.91

Net tangible book value per share of our common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share. Dilution per share to new investors would be $9.63 if the underwriters exercised their overallotment option in full.

The following table summarizes, on a pro forma basis as of June 30, 2010, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by the existing holders of shares of common stock and by you in this offering, based upon an assumed initial public offering price of $16.00 per share (the mid-point of the initial public offering price range on the cover page of this prospectus of $15.00 to $17.00 per share).

	Pro Forma Shares Outstanding		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
	(Expressed in thousands of U.S. dollars, except percentages and per share data)
Existing stockholders	47,000,000	77.9%	$374,434	63.8%	$7.97

New investors	13,300,000	22.1%	$212,800	36.2%	$16.00

Total	60,300,000	100.0%	$587,234	100.0%	$9.74

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below as of December 31, 2007, 2008 and 2009 for each of the three years in the period ended December 31, 2009 have been derived from our audited consolidated financial statements. The selected consolidated financial data set forth below as of December 31, 2005 and 2006 and for the years then ended have been derived from our unaudited consolidated financial statements. The selected consolidated financial data as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 are derived from our unaudited interim condensed consolidated financial statements. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. Results for the six months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2010 or any future period.

This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included elsewhere in this prospectus. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	Year Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
	(unaudited)					(unaudited)
	(Expressed in thousands of U.S. dollars, except for share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$294,160	$349,997	$370,121	$426,348	$399,939	$207,855	$178,824
Expenses:
Voyage expenses	1,682	1,825	2,780	3,735	3,075	2,381	1,023
Vessels’ operating expenses	84,810	100,701	124,666	148,350	114,515	61,349	51,751
General and administrative expenses	125	212	466	2,608	1,716	259	665
Management fees	7,120	10,198	11,812	13,541	12,231	6,378	5,479
Amortization of drydocking and special survey costs	2,718	2,767	3,095	6,722	7,986	3,891	4,079
Depreciation	57,494	67,134	50,710	72,256	71,148	36,109	34,447
Gain on sale of vessels	—	—	—	(95)	(2,854)	(3,864)	(7,853)
Foreign exchange gains / (losses)	(28)	143	579	(235)	535	544	147
Other income / (expenses)	—	910	301	(37)	—	—	—

Operating income	$140,239	$166,107	$175,712	$179,503	$191,587	$100,808	$89,086

Other Income (Expenses):
Interest income	$7,180	$5,627	$3,589	$5,575	$2,672	$1,578	$636
Interest and finance costs	(31,800)	(54,211)	(62,568)	(68,420)	(86,817)	(48,808)	(34,184)
Other	1,192	63	188	109	3,892	4,284	280
Gain (loss) on derivative instruments	1,524	5,820	(1,498)	(16,988)	5,595	12,407	(10,182)

Total other income (expenses)	$(21,904)	$(42,701)	$(60,289)	$(79,724)	$(74,658)	$(30,539)	$(43,450)

Net Income	$118,335	$123,406	$115,423	$99,779	$116,929	$70,269	$45,636

Earnings per common share, basic and diluted	$2.52	$2.63	$2.46	$2.12	$2.49	$1.50	$0.97
Weighted average number of shares, basic and diluted	47,000,000	47,000,000	47,000,000	47,000,000	47,000,000	47,000,000	47,000,000

	Year Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
	(unaudited)					(unaudited)
	(Expressed in thousands of U.S. dollars, except for share data)
OTHER FINANCIAL DATA
Net cash provided by operating activities	N/A(1)	$7,864	$166,619	$247,518	$161,893	$82,946	$56,049
Net cash (used in) provided by investing activities	N/A(1)	(350,456)	(257,550)	(138,301)	12,811	32,722	(9,214)
Net cash (used in) provided by financing activities	N/A(1)	342,026	93,099	(22,529)	(252,684)	(182,249)	(56,663)
Net increase (decrease) in cash and cash equivalents	N/A(1)	(566)	2,168	86,688	(77,980)	(66,581)	(9,828)
Dividends and distributions paid	N/A(1)	(13,564)	(88,572)	(279,778)	(161,230)	(134,000)	(10,000)
BALANCE SHEET DATA (at period end)
Total current assets	$11,888	$117,540	$120,274	$121,495	$48,305	N/A(1)	$53,153
Total assets	1,065,854	1,453,988	1,674,665	1,815,500	1,710,300	N/A(1)	1,708,672
Total current liabilities	183,638	153,651	177,575	287,534	183,271	N/A(1)	173,150
Total long term debt, including current portion	619,150	968,822	1,102,926	1,529,948	1,435,593	N/A(1)	1,391,533
Total stockholders’ equity	330,010	446,452	521,453	(10,750)	155,222	N/A(1)	168,901

	Average for the Year Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
FLEET DATA
Number of vessels	39.8	43.6	46.2	52.8	47.3	49.7	42.9
TEU capacity	144,608	177,274	194,865	226,878	218,733	222,511	212,580

(1)	“N/A” indicates that the data is not available for the specified period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and the financial and other information included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), and are presented in U.S. dollars.

This discussion contains forward-looking statements based on assumptions about our future business. Our actual results may differ from those contained in the forward-looking statements and such differences may be material. Please read “Forward-Looking Statements”.

Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. We currently have a fleet of 41 containerships aggregating 211,882 TEUs, making us one of the largest privately owned containership companies in the world, based on total TEU capacity.

We principally deploy our containerships on multi-year, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year time charters. Time-chartered containerships are generally employed on multi-year charters to liner companies that charter-in vessels on a multi-year basis as part of their business strategies.

As of October 15, 2010, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 41 containerships was 5.6 years, based on the remaining fixed terms and assuming the earliest redelivery dates possible under our containerships’ charters. As of June 30, 2010, our fixed-term charters represented an aggregate of $1.7 billion of contracted revenue, assuming the earliest redelivery dates possible under our containerships’ charters and 365 revenue days per annum per containership. See the table entitled “Contracted Revenue and Days From Time Charters as of June 30, 2010” in “Factors Affecting Our Results of Operations—Voyage Revenue”.

The table below provides additional information about the charter coverage for our fleet of 42 containerships as of June 30, 2010. Except as indicated in the footnotes, it does not reflect events occurring after that date. In particular it does not reflect, (i) our contracts to acquire three newbuilds and four secondhand containerships and (ii) the recent agreements we have obtained for the re-chartering of MSC Navarino and the extension of the duration of the charters of eight other containerships, such extensions resulting in an increase in our future contracted days and contracted revenues. See “Business—Overview—Recent Developments”. The table assumes the earliest redelivery dates possible under our containerships’ charters. See “Business—Fleet—Characteristics”.

	2010(1)	2011	2012	2013	2014	2015	2016	2017	2018

No. of Vessels whose Charters Expire	1	3	16	2	6	1	5	3	5

TEUs of Expiring Charters	1,466	7,704	54,000	7,752	38,232	6,644	27,958	24,275	45,279

Contracted Days	7,604	14,636	11,512	7,511	6,204	5,078	3,865	2,885	341

Available Days	32	142	2,380	5,416	4,381	5,507	6,349	6,970	8,784

Contracted/Total Days(2)	99.6%	99.0%	82.9%	58.1%	58.6%	47.9%	36.4%	29.3%	3.7%

(1)

Fleet information for 2010 is as of June 30, 2010 and describes our fleet from July 1, 2010 to December 31, 2010, adjusted only to reflect redelivery of MSC Sicily from its charterer on September 18, 2010 and delivery to its buyer on September 23, 2010.

(2)

Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current charter party, in which case we assume that the vessel continues trading until that expiry date.

Our containership fleet is currently under time charters with eight different charterers. For the three years ended December 31, 2009, our three largest customers by revenue were A.P. Moller-Maersk, MSC and COSCO; together these three customers represented 77.3%, 71.1% and 73.7% of our revenue in 2007, 2008 and 2009, respectively, and these same three companies represented 73.9% of our revenue in the first half of 2010.

We drydock our vessels when the next survey (drydock survey or special survey) is scheduled to become due, ranging from 30 to 60 months. Our current fleet averages 18 days of drydock time per containership, at which time we perform class renewal surveys and make any necessary repairs or retrofittings. We have drydocked 31 vessels over the past 3 years, and we plan to drydock 10 vessels in 2010 and 4 vessels in 2011. Information about our fleet drydocking schedule through 2014 is set forth in a table in “Business—Inspection by Classification Societies—Drydocking”.

Our Manager

The operations of our fleet of containerships are managed by Costamare Shipping, CIEL and Shanghai Costamare, our managers, under the supervision of our chairman and chief executive officer and our chief financial officer, in conjunction with our board of directors. With effect from the consummation of this offering, Costamare Shipping will receive a fee of $850 per day ($425 per day in the case of a containership subject to a bareboat charter) for each containership, pro rated for the calendar days we own each containership, for providing us with general administrative services, certain commercial services, director and officer related insurance services and the services of our officers (but not for payment of such officer’s compensation) and for providing the relevant containership owning subsidiaries with technical, commercial, insurance, accounting, provisions, sale and purchase, crewing and bunkering services. In the event that Costamare Shipping decides to delegate certain or all of the services it has agreed to perform, either through subcontracting to CIEL or Shanghai Costamare or by directing CIEL or Shanghai Costamare to enter into a direct shipmanagement agreement with the relevant containership owning subsidiary, then, in the case of subcontracting, Costamare Shipping will be responsible for paying the management fee charged by the relevant submanager for providing such services and, in the case of a direct shipmanagement agreement, the fee received by Costamare Shipping will be reduced by the fee payable to CIEL or, as the case may be, Shanghai Costamare under the relevant direct shipmanagement agreement. In addition to such fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including the salaries of our officers and employees and payments to third parties in accordance with the group management agreement and the relevant separate shipmanagement agreements or supervision agreements. We also pay to Costamare Shipping a flat fee of $700,000 per newbuild vessel for the supervision of the construction of any newbuild vessel for which we may contract. Costamare Shipping also receives a commission of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in our fleet.

The initial term of the group management agreement with Costamare Shipping expires on December 31, 2015. The group management agreement automatically renews for a one-year period and will be extended in one-year increments until December 31, 2020, at which point the group management agreement will expire. The management fee of $850 per day for each containership is fixed until December 31, 2012 and will thereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, we will be able to terminate the group management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination (without taking into account any reduction in fees to reflect that certain obligations have been delegated to a submanager), provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the group management agreement is set forth in “Our Managers and Management-Related Agreements—Term and Termination Rights”.

Pursuant to the terms of our group management agreement and separate shipmanagement agreements and supervision agreements, liability of our managers to us is limited to instances of gross negligence or willful misconduct on the part of the managers. Further, we are required to indemnify the managers for liabilities incurred by the managers in performance of the group management agreement and separate shipmanagement agreements and supervision agreements, except in instances of gross negligence or willful misconduct on the part of the managers.

2008 Reorganization

Costamare Inc. was incorporated on April 21, 2008 for the purpose of completing a reorganization of 53 ship-owning companies then owned by our chief executive officer and other members of the Konstantakopoulos family under a single corporate holding company. Under the Master Sales Agreement (the “MSA”) relating to the reorganization, the Konstantakopoulos family agreed to sell shares or vessels of each of the predecessor companies to the Company or to newly formed subsidiaries of the Company. As a result, subsidiaries of the Company acquired 28 vessels and part of their related assets from 28 of the predecessor companies and assumed or repaid related bank debt and other liabilities, and the Company acquired the shares of each of 25 predecessor companies. In return, the Company made distributions to the shareholders of the predecessor companies totaling $400.0 million ($269.0 million of which was paid as of December 31, 2008 and $131.0 million during the period from January 1, 2009 to April 23, 2009). In addition the Company agreed to assume certain guarantees of Costamare Shipping. For more detail please refer to Note 1 of our consolidated financial statements included in this prospectus.

As members of the Konstantakopoulos family are the sole shareholders of Costamare Inc., and previously owned 100% of the predecessor companies, there was no change in ownership or control of the business, and therefore the transaction constituted a reorganization of companies under common control, and was accounted for in a manner similar to a pooling of interests. For more details please refer to Note 1 of our consolidated financial statements included in this prospectus.

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•

Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other one-time items. During 2007 and 2008, we increased the number of vessels in our fleet so that on October 31, 2008 our fleet consisted of 53 containerships. Thereafter, in response to the global economic recession, we reduced our fleet through dispositions. At December 31, 2009, our fleet consisted of 44 containerships.

•

Charter Rates. The charter rates we obtain for our vessels also drive our revenues. Charter rates are based primarily on demand and supply of containership capacity at the time we enter into the charters for our vessels. Demand and supply can fluctuate significantly over time as a result of changing economic conditions affecting trade flow between ports served by liner companies and the industries which use liner shipping services. Although our multi-year charters make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, such as spot charters, we are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our containerships under new charters. As illustrated in the table above under “—Overview”, the staggered maturities of our containership charters reduce our exposure to any one particular rate environment and point in the shipping cycle. Over the past two years the Company has been proactive in working with its charterers to make adjustments to charter agreements that address the needs of both parties. See “—Voyage Revenue”.

•

Utilization of Our Fleet. Due to the multi-year time charters under which they generally operate, our containerships have consistently been deployed at high utilization. Nevertheless, the amount of time our vessels spend in drydock undergoing repairs, maintenance or upgrade work affects our results of operations. Historically, our fleet has had a limited number of unscheduled off-hire days. In 2007, 2008 and 2009 our fleet utilization based on unscheduled off-hire days as a percentage of total operating days for each year was 99.7%, 99.3% and 99.9%, respectively, and

99.8% for the first half of 2010. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our containership fleet changes, our financial results would be affected.

•

Expenses and Other Costs. Our ability to control our fixed and variable expenses is critical to our ability to maintain acceptable profit margins. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase. We proactively manage our foreign currency exposure by entering into Euro/dollar forward contracts covering our Euro-denominated operating expenses.

Voyage Revenue

Our operating revenues are driven primarily by the number of vessels in our fleet, the amount of daily charter hire that our vessels earn under time charters and the number of operating days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions and dispositions, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the containership charter market.

Charter revenues are generated from fixed-rate time charters and are recorded on a straight-line basis over the term of each charter agreement (excluding the effect of any options to extend the term). Revenues derived from time charters with escalating rates are accounted for as operating leases and thus are recognized on a straight-line basis as the average revenue over the rental periods of such agreements, as service is performed, by dividing (i) the aggregate contracted revenues until the earliest expiration date of the time charter by (ii) the total contracted days until the earliest expiration date of the time charter. Some of our charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining the straight line revenue amount, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. Our revenues will be affected by the acquisition of any additional vessels in the future subject to time charters, as well as by the disposition of any existing vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

After rising during 2007 and the first half of 2008, charter rates for containerships fell dramatically to 10-year lows during the second half of 2008 and 2009. While rates have improved during the first half of 2010, they have not recovered to rate levels similar to those seen in late 2005. While charter rates and the level of demand for containerships are historically volatile, and there can be no assurance that either will improve, we believe that any continued improvement in the global economy and demand for containerships will lead to an improvement in charter rates over time.

Over the past two years the Company has been proactive in working with its charterers to make adjustments to charter agreements that address the needs of both parties. As a result, we have agreed in certain cases to charter rate re-arrangements entailing reductions for specified periods, combined with, among other things, subsequent rate increases, so that the aggregate payments under the charters are not materially reduced. In some cases we also have arranged for term extensions. In particular, we have made charter rate rearrangements for 28 out of our current fleet of 41 vessels, with reductions ranging from $2,125 to $5,655 per day for periods of less than one year (360 days) to approximately nine years.

We have been compensated for these reductions with subsequent hire increases ranging from $780 to $8,490 per day, for periods of approximately one to 6.5 years. Pursuant to the straight-line method used for the recognition of charter revenues, the amounts recognized as charter revenues during 2009 and the first half of 2010 have not been materially reduced, although the amount of cash received in these periods in respect of those charters has been reduced. As discussed under “Business—Overview—Recent Developments”, we recently completed agreements for the rechartering of certain containerships and the extension of the maturity of certain other containerships, which will increase our contracted revenues. These agreements are reflected in the fleet table under “Business—Our Fleet—Characteristics”.

The table below provides additional information about our expected revenues based on contracted charter rates as of June 30, 2010. Except as indicated in the footnotes, it does not reflect events occurring after that date. In particular it does not reflect (i) our contracts to acquire three newbuilds and four secondhand containerships, (ii) early redelivery of the MSC Navarino in return for our payment of $9.5 million, in order to charter the MSC Navarino at a significantly increased rate, and (iii) the four-year extensions to the time charters of eight of our containerships, such extensions resulting in an increase in our future contracted days and contracted revenues. See “Business—Overview—Recent Developments”. Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults or early terminations by charterers, although in certain cases we have agreed to changes in charter terms.

Contracted Revenue and Days From Time Charters as of June 30, 2010
(Expressed in thousands of U.S. dollars, except days and percentages)

	On and After July 1,	On and After January 1,
	2010	2011	2012	2013	2014	2015 and thereafter	Total
Contracted Revenues(1)(2)(3)(4)	$179,124	$343,595	$298,503	$246,539	$211,580	$433,170	$1,712,511
Fleet Contracted Days(3)(4)	7,604	14,636	11,512	7,511	6,204	12,169	59,636
Percentage of fleet contracted days/Total days(3)(4)	99.6%	99.0%	82.9%	58.1%	58.6%	30.3%	59.6%

(1)

Annual revenue calculations are based on: (a) an assumed 365 revenue days per vessel per annum, (b) the earliest redelivery dates possible under our containerships’ charters, and (c) no exercise of any option to extend the terms of those charters.

(2)	Includes the contracted revenues and days for the vessel Akritas whose new charters start in August 2010 and September 2010. See “Prospectus Summary—Our Fleet” and “Business—Our Fleet”.

(3)	Includes contracted revenue for MSC Sicily until her redelivery on September 18, 2010.

(4)

Some of our charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining contracted revenues and the number of days, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current charter party, in which case we assume that the vessel continues trading until that expiry date.

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel) expenses, address commissions and brokerage commissions. Under our time charter arrangements, charterers bear the voyage expenses other than address and brokerage commissions. As such, voyage expenses represent a relatively small portion of our vessels’ overall expenses.

From time to time, in accordance with industry practice, we pay commissions ranging between 0.5% to 1.25% of the total daily charter rate under the charters to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter. In one case we also pay an address commission of 2.50%. These commissions do not include the fees we pay to our manager, which are described below under “—Management Fees”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, drydocking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2009, approximately 24% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

General and Administrative Expenses

General and administrative expenses mainly include legal, accounting and advisory fees. After the completion of this offering, we expect to incur additional general and administrative expenses going forward as a public company. We expect that the primary components of general and administrative expenses will consist of the expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, investor relation costs, incremental director and officer liability insurance costs, director and executive compensation and costs related to compliance with the Sarbanes-Oxley Act of 2002.

Management Fees

Historically, while we were a privately owned company, we paid our managers—Costamare Shipping, CIEL and Shanghai Costamare (through payments to Costamare Shipping)—a daily management fee per vessel for their services. The total management fees paid by us to our managers during the years ended December 31, 2007, 2008 and 2009 amounted to $11.8 million, $13.5 million and $12.2 million, respectively, which is equivalent to a daily management fee per vessel per day of $700 for each of those periods.

As discussed above under “—Our Manager”, our group management agreement will take effect upon the consummation of this offering. If that agreement had been in effect for the full year 2009, we estimate that the aggregate amount of additional payments to the manager would have been approximately $5.5 million higher, and net income would have been $5.5 million lower, in 2009 than the amount recorded with respect to our existing management agreement. If that agreement had been in effect since January 1, 2010, we estimate that the aggregate amount of additional payments to the manager would have been approximately $2.5 million higher, and net income would have been $2.5 million lower, in the first half of 2010, than the amount recorded with respect to our existing management agreement.

Amortization of Dry-docking and Special Survey Costs

We follow the deferral method of accounting for special survey and drydocking costs whereby actual costs incurred (mainly shipyard costs, paints and class renewal expenses) are deferred and amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

Depreciation

We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. For years prior to January 1, 2007, we estimated this to be 25 years. As of January 1, 2007, we determined the estimated useful lives of our containerships to be 30 years from their initial delivery from the shipyard. This change was made to reflect our experience, market conditions and the current practice in the containership industry. Depreciation is based on cost, less the estimated scrap value of the vessels. As of June 30, 2010, seven of our vessels, with TEU capacity of 12,950, were fully depreciated.

Gain on Sale of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In 2008, 2009 and first half of 2010 we sold 1, 10 and 3 vessels, respectively. No vessels were sold in 2007.

Foreign Exchange Gains / (Losses)

Our functional currency is the U.S. dollar because our vessels operate in international shipping markets, and therefore transact business mainly in U.S. dollars. Our books of accounts are maintained in U.S. dollars. Transactions involving other currencies are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. The gain or loss derives from the different foreign currency exchange rates between the time that a cost is recorded in our books and the time that the cost is paid. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected as foreign exchange gains / (losses) in our consolidated statement of income.

Other Income / (Expenses)

Other expenses represent primarily non-recurring items that are not classified under the other categories of our consolidated income statement. Such expenses may, for instance, result from various potential claims against our company, or from payments we are effecting on behalf of charterers that cannot meet their obligations.

Interest Income, Interest and Finance Costs

We incur interest expense on outstanding indebtedness under our existing credit facilities which we include in interest expense. We also incur financing and legal costs in connection with establishing those facilities, which is included in our finance costs. Further, we earn interest on cash deposits in interest- bearing accounts and on interest-bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities and our new committed term loan please read “Description of Indebtedness”.

Other

Other primarily represents vessels’ hull and machinery and vessels’ guarantee claims recoveries and gains resulting from “free lubricants” agreements that we have entered into for our vessels with lubricant suppliers. Free lubricants agreements with lubricant suppliers provide for the initial supply of lubricants at no charge to us upon the acquisition of a vessel. Following the initial supply at no charge, we are obliged under these agreements to purchase required lubricants for the vessel from the relevant supplier for a contracted period of time. If we terminate such an agreement before it expires we have to pay the supplier for the initial lubricant fill cost. We amortize the initial lubricant fill benefit through the term of the agreement.

Gain (Loss) on Derivative Instruments

We enter into interest rate swap contracts to manage our exposure to fluctuations of interest rate risks associated with specific borrowings. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. As at December 31, 2009, we were engaged in 11 interest rate derivative instruments in order to partially hedge the exposure of interest rate fluctuations associated with our variable rate borrowings and at this date 10 out of 11 of these agreements met hedge accounting criteria and the effective portion in change in their fair value is recognized in “Other Comprehensive Loss” in stockholders’ equity on our balance sheet. We recognize in our statement of income the change in fair value of the one interest rate swap that does not meet hedge accounting criteria. For a description of our existing interest rate swaps, please read “—Interest Rate Risk”.

Results of Operations

Six-month period ended June 30, 2010 compared to the six-month period ended June 30, 2009

During the six-month period ended June 30, 2010, we had an average of 42.9 vessels in our fleet. During the six-month period ended June 30, 2009, we had an average of 49.7 vessels in our fleet. In the six-month period ended June 30, 2010, we acquired the vessel MSC Navarino with a TEU capacity of 8,531, and we sold three vessels with an aggregate TEU capacity of 9,300. In the six-month period ended June 30, 2009, we sold five vessels with an aggregate TEU capacity of 9,223. In the six-month period ended June 30, 2010 our fleet operating days totaled 7,767 days. In the six-month period ended June 30, 2009 our fleet operating days totaled 8,997 days. Operating days are the primary driver of voyage revenue and vessels operating expenses.

(Expressed in millions of U.S. dollars, except percentages)	Six-month period ended June 30,		Change	Percentage Change
	2009	2010
Voyage revenue	$207.9	$178.8	$(29.1)	(14.0%)
Voyage expenses	(2.4)	(1.0)	1.4	58.3%
Vessels operating expenses	(61.3)	(51.8)	9.5	15.5%
General and administrative expenses	(0.3)	(0.7)	(0.4)	(133.3%)
Management fees	(6.4)	(5.5)	0.9	14.1%
Amortization of dry-docking and special survey costs	(3.9)	(4,1)	(0.2)	(5.1%)
Depreciation	(36.1)	(34.4)	1.7	4.7%
Gain on sale of vessels	3.9	7.9	4.0	102.6%
Foreign exchange gains / (losses)	(0.5)	(0.1)	0.4	80.0%
Interest income	1.6	0.6	(1.0)	(62.5%)
Interest and finance costs	(48.8)	(34.2)	14.6	29.9%
Other	4.3	0.3	(4.0)	(93.0%)
Gain (loss) on derivative instruments	12.4	(10.2)	(22.6)	—

Net Income	$70.4	$45.6	$(24.8)	(35.2%)

	Six-month period ended June 30,		Change	Percentage Change
	2009	2010
Fleet operational data
Average number of vessels	49.7	42.9	(6.8)	(13.7%)
Operating days	8,997	7,767	(1,230)	(13.7%)
Number of vessels drydocked	5	7	2	—

Voyage Revenue

Voyage revenue decreased by 14.0%, or $29.1 million, to $178.8 million during the six-month period ended June 30, 2010, from $207.9 million during the six-month period ended June 30, 2009. The decrease was primarily attributable to the decrease in operating days of our fleet during the period, resulting from the lower average number of vessels in our fleet during the six-month period ended June 30, 2010 compared to the six-month period ended June 30, 2009.

Voyage Expenses

Voyage expenses decreased by 58.3%, or $1.4 million, to $1.0 million during the six-month period ended June 30, 2010 from $2.4 million during the six-month period ended June 30, 2009. The decrease was primarily attributable to the decrease in operating days of our fleet for the period ended June 30, 2010, resulting from the lower average number of vessels in our fleet during the six-month period ended June 30, 2010 compared to the six-month period ended June 30, 2009. The decrease is also attributable to decreased commissions charged by third parties as well as to lower port charges and fuel consumption due to decreased off-hire days.

Vessels’ Operating Expenses

Vessels’ operating expenses decreased by 15.5%, or $9.5 million, to $51.8 million during the six-month period ended June 30, 2010, from $61.3 million during the six-month period ended June 30, 2009. The decrease was mainly attributable to the decreased fleet operating days during the six-month period ended June 30, 2010 compared to the six-month period ended June 30, 2009.

General and Administrative Expenses

General and administrative expenses increased by 133.3%, or $0.4 million, to $0.7 million during the six-month period ended June 30, 2010, from $0.3 million during the six-month period ended June 30, 2009. The increase in the six-month period ended June 30, 2010 is mainly attributable to the increase in legal, accounting and advisory fees charged to us.

Management Fees

Management fees paid to our managers decreased by 14.1%, or $0.9 million, to $5.5 million during the six-month period ended June 30, 2010, from $6.4 million during the six-month period ended June 30, 2009. The decrease was attributable to the decrease in operating days of our fleet for the period ended June 30, 2010, resulting from the lower average number of vessels in our fleet in the six-month period ended June 30, 2010 compared to the six-month period ended June 30, 2009.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred drydocking and special survey costs expense increased by 5.1%, or $0.2 million, to $4.1 million during the six-month period ended June 30, 2010, from $3.9 million during the six-month period ended June 30, 2009. During the six-months period ended June 30, 2009 and 2010, five vessels and seven vessels, respectively, underwent their special survey. The increase is attributable to the amortization expense charged for the six out of seven of our vessels that were drydocked (for one vessel the drydocking was in progress as at June 30, 2010) during the six-month period ended June 30,

2010, partly offset by the amortization expense that was not charged relating to the vessels that were sold during the period.

Depreciation

Depreciation expense decreased by 4.7%, or $1.7 million, to $34.4 million during the six-month period ended June 30, 2010, from $36.1 million during the six-month period ended June 30, 2009. The decrease is attributable to the sale of three vessels during the period ended June 30, 2010, partly offset by the depreciation expense charged for the vessel MSC Navarino that was delivered to us by the shipyard in May 2010. Two of the three vessels sold in the six-month period ended June 30, 2010 were fully depreciated as of the dates they were sold.

Gain on Sale of Vessels

In the six-month period ended June 30, 2010 we recorded a gain of $7.9 million from the sale of three vessels, while in the six-month period ended June 30, 2009 we recorded a gain of $3.9 million from the sale of five vessels.

Foreign Exchange Gains / (Losses)

Foreign exchange losses were $0.1 million during the six-month period ended June 30, 2010, compared to losses of $0.5 million during the six-month period ended June 30, 2009, representing a change of $0.4 million resulting from favorable currency translation between the U.S. dollar and the Euro.

Interest Income

During the six-month period ended June 30, 2010 interest income decreased by 62.5%, or $1.0 million, to $0.6 million, from $1.6 million during the six-month period ended June 30, 2009. The change in interest income is mainly due to the decreased average cash balance held by us during the six-months period ended June 30, 2010 compared to the six-month period ended June 30, 2009.

Interest and Finance Costs

Interest and finance costs decreased by 29.9%, or $14.6 million, to $34.2 million during the six-month period ended June 30, 2010, from $48.8 million during the six-month period ended June 30, 2009. The decrease is mainly attributable to lower average debt balance during the six-month period ended June 30, 2010 compared to six-month period ended June 30, 2009. The interest expense decreased to $9.0 million during the six-month period ended June 30, 2010, from $32.2 million during the six-month period ended June 30, 2009 due to decreased base rates. The costs relating to our interest rate swap agreements increased to $26.2 million during the six-month period ended June 30, 2010, from $14.5 million during the six-month period ended June 30, 2009, due to the increased difference between market rates and fixed rates.

Other

Other decreased to $0.3 million during the six-month period ended June 30, 2010, from $4.3 million during the six-month period ended June 30, 2009. The decrease is primarily attributable to the decreased income resulting from our vessels’ hull and machinery as well as guarantee claims recoveries.

Gain (Loss) on Derivative Instruments

The fair value of our 11 derivative instruments that were outstanding as of June 30, 2010 equates to the amount that would be paid by us should those instruments be terminated. As of June 30, 2010, the fair value of these 11 interest rate swaps in aggregate amounted to a liability of $118.5 million. Ten of the 11 interest rate derivative instruments that were outstanding as at June 30, 2010 qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Other comprehensive loss” in stockholders’ equity. For the six-month period ended June 30, 2010, a loss of $31.7 million has been recorded in “Other comprehensive loss” in stockholders’ equity and a loss of $5.6 million has been recorded in “Gain (loss) on derivative instruments” in the consolidated statement of income.

Year ended December 31, 2009 compared to the year ended December 31, 2008

During the year ended December 31, 2009, we had an average of 47.3 vessels in our fleet. During the year ended December 31, 2008, we had an average of 52.8 vessels in our fleet. In 2009, we acquired the vessels Gifted and Genius with an aggregate TEU capacity of 5,844, and we sold 10 vessels with an aggregate TEU capacity of 18,333. During 2008, we acquired the vessels Gem and Maersk Kokura with an aggregate TEU capacity of 10,325, and we sold one vessel with a TEU capacity of 978. During 2009 our fleet operating days totaled 17,279 days. During 2008 our fleet operating days totaled 19,316 days. Operating days are the primary driver of voyage revenue and vessels operating expenses.

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,		Change	Percentage Change
	2008	2009
Voyage revenue	$426.3	$399.9	$(26.4)	(6.2%)
Voyage expenses	(3.7)	(3.1)	0.6	16.2%
Vessels operating expenses	(148.4)	(114.5)	33.9	22.8%
General and administrative expenses	(2.6)	(1.7)	0.9	34.6%
Management fees	(13.5)	(12.2)	1.3	9.6%
Amortization of dry-docking and special survey costs	(6.7)	(8.0)	(1.3)	(19.4%)
Depreciation	(72.3)	(71.1)	1.2	1.7%
Gain on sale of vessels	0.1	2.9	2.8	—
Foreign exchange gains / (losses)	0.2	(0.5)	(0.7)	(350.0%)
Interest income	5.6	2.7	(2.9)	(51.8%)
Interest and finance costs	(68.4)	(86.8)	(18.4)	(26.9%)
Other	0.1	3.9	3.8	—
Gain (loss) on derivative instruments	(17.0)	5.6	22.6	(132.9%)

Net Income	$99.7	$117.1	$17.4	17.5%

	Year ended December 31,		Change	Percentage Change
	2008	2009
Fleet operational data
Average number of vessels	52.8	47.3	(5.5)	(10.4%)
Operating days	19,316	17,279	(2,037)	(10.5%)
Number of vessels drydocked	15	6	(9)	—

Voyage Revenue

Voyage revenue decreased by 6.2%, or $26.4 million, to $399.9 million during the year ended December 31, 2009, from $426.3 million during the year ended December 31, 2008. The decrease was primarily attributable to the decrease in operating days of our fleet for the year, resulting from the lower average number of vessels in our fleet in 2009 compared to 2008.

Voyage Expenses

Voyage expenses decreased by 16.2%, or $0.6 million, to $3.1 million during the year ended December 31, 2009 from $3.7 million during the year ended December 31, 2008. The decrease was primarily attributable to the decrease in operating days of our fleet for the year, resulting from the lower average number of vessels in our fleet in 2009 compared to 2008. Furthermore, the decrease is attributable to off-hire related lower port and fuel consumption expenses as well as to decreased commissions charged by third parties. The main reason for the decrease in off-hire related expenses in

2009 is the decreased fleet off-hire days in 2009 compared to 2008, resulting from six of our vessels being drydocked in 2009 compared to 15 vessels in 2008.

Vessels’ Operating Expenses

Vessels’ operating expenses decreased by 22.8%, or $33.9 million, to $114.5 million during the year ended December 31, 2009, from $148.4 million during the year ended December 31, 2008. The decrease was mainly attributable to decreased fleet operating days for the year, resulting from the sale of 10 vessels in 2009.

General and Administrative Expenses

General and administrative expenses decreased by 34.6%, or $0.9 million, to $1.7 million during the year ended December 31, 2009, from $2.6 million during the year ended December 31, 2008. The decrease in 2009 is mainly attributable to the increase in legal, accounting and advisory fees charged to us for the corporate structure reorganization process we underwent in 2008.

Management Fees

Management fees paid to our managers decreased by 9.6%, or $1.3 million, to $12.2 million during the year ended December 31, 2009, from $13.5 million during the year ended December 31, 2008. The decrease was attributable to the decrease in operating days of our fleet for the year, resulting from the lower average number of vessels in our fleet in 2009 compared to 2008.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred drydocking and special survey costs expense increased by 19.4%, or $1.3 million, to $8.0 million in 2009, from $6.7 million in 2008. The increase is attributable to the amortization expense charged for the six of our vessels that were drydocked in 2009 and to the amortization expense charged for the whole year for 15 of our vessels that were drydocked in 2008.

Depreciation

Depreciation expense decreased by 1.7%, or $1.2 million, to $71.1 million during the year ended December 31, 2009, from $72.3 million during the year ended December 31, 2008. The decrease is attributable to the sale of 10 of our vessels in 2009. Seven of the 10 vessels sold in 2009 were fully depreciated as of the dates they were sold.

Gain on Sale of Vessels

In 2009 we recorded a gain of $2.9 million from the sale of 10 vessels, while in 2008 we recorded a gain of $0.1 million from the sale of one vessel.

Foreign Exchange Gains / (Losses)

Foreign exchange losses were $0.5 million during the year ended December 31, 2009, compared to gains of $0.2 million during the year ended December 31, 2008, representing a change of $0.7 million resulting primarily from more unfavorable currency translation between the U.S. dollar and the Euro.

Interest Income

During the year ended December 31, 2009 interest income decreased by 51.8%, or $2.9 million, to $2.7 million, from $5.6 million during the year ended December 31, 2008. The change in interest income is mainly due to the aggregate gain of $2.1 million that we recorded in 2008, which resulted from the termination of two interest rate swap agreements we had entered into in 2008.

Interest and Finance Costs

Interest and finance costs increased by 26.9%, or $18.4 million, to $86.8 million during the year ended December 31, 2009, from $68.4 million during the year ended December 31, 2008. The interest expense decreased to $47.5 million during the year ended December 31, 2009, from $60.9 million during the year ended December 31, 2008, due to the decreased base rates. The costs relating to our interest rate swap agreements increased to $34.6 million during the year ended December 31, 2009, from $2.8 million during the year ended December 31, 2008. The change in interest and finance costs was primarily due to the increased indebtedness during the year.

Other

Other increased to $3.9 million during the year ended December 31, 2009, from $0.1 million during the year ended December 31, 2008. The increase is primarily attributable to the increased income resulting from our vessels’ hull and machinery as well as guarantee claims recoveries.

Gain (Loss) on Derivative Instruments

The fair value of the 11 derivative instruments that were outstanding as at December 31, 2009, equates to the amount that would be paid by us should those instruments be terminated. As at December 31, 2009, the fair value of these 11 interest rate swaps in aggregate amounted to a liability of $81.2 million. On December 31, 2008, 12 interest rate derivative instruments that were outstanding and their fair value amounted to a liability of $132.3 million. Ten of the 11 interest rate derivative instruments that were outstanding as at December 31, 2009 qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Other comprehensive loss” in stockholders’ equity. For the year ended December 31, 2009, a gain of $42.7 million has been recorded in “Other comprehensive loss” in stockholders’ equity and a gain of $8.1 million has been recorded in “Gain (loss) on derivative instruments” in the consolidated statement of income.

Year ended December 31, 2008 compared to the year ended December 31, 2007

During the year ended December 31, 2008, we had an average of 52.8 vessels in our fleet. During the year ended December 31, 2007, we had an average of 46.2 vessels in our fleet. During 2008, we acquired the vessels Gem and Maersk Kokura with an aggregate TEU capacity of 10,325 and we sold one vessel with a TEU capacity of 978. During 2007 we acquired five vessels with an aggregate TEU capacity of 18,897. During 2008, our fleet operating days totaled 19,316 days. During 2007, our fleet operating days totaled 16,875 days. Operating days are the primary driver of voyage revenue and vessels operating expenses.

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,		Change	Percentage Change
	2007	2008
Voyage revenue	$370.1	$426.3	$56.2	15.2%
Voyage expenses	(2.8)	(3.7)	(0.9)	(32.1%)
Vessels operating expenses	(124.7)	(148.4)	(23.7)	(19.0%)
General and administrative expenses	(0.5)	(2.6)	(2.1)	(420.0%)
Management fees	(11.8)	(13.5)	(1.7)	(14.4%)
Amortization of dry-docking and special survey costs	(3.1)	(6.7)	(3.6)	(116.1%)
Depreciation	(50.7)	(72.3)	(21.6)	(42.6%)
Gain on sale of vessels	0.0	0.1	0.1	—
Foreign exchange gains / (losses)	(0.6)	0.2	0.8	133.3%
Other income / (expenses)	(0.3)	0.0	0.3	100.0%
Interest income	3.6	5.6	2.0	55.6%
Interest and finance costs	(62.6)	(68.4)	(5.8)	9.3%
Other	0.2	0.1	(0.1)	(50.0%)
Gain (loss) on derivative instruments	(1.5)	(17.0)	(15.5)	—

Net Income	$115.3	$99.7	$(15.6)	(13.5%)

	Year ended December 31,		Change	Percentage Change
	2007	2008
Fleet operational data
Average number of vessels	46.2	52.8	6.6	14.3%
Operating days	16,875	19,316	2,441	14.5%
Number of vessels drydocked	10	15	5	—

Voyage Revenue

Voyage revenues increased by 15.2%, or $56.2 million, to $426.3 million during the year ended December 31, 2008, from $370.1 million during the year ended December 31, 2007. The increase was attributable to the increase in operating days of our fleet for the year, resulting from the higher average number of vessels in our fleet in 2008 compared to 2007.

Voyage Expenses

Voyage expenses increased by 32.1%, or $0.9 million, to $3.7 million during the year ended December 31, 2008, from $2.8 million during the year ended December 31, 2007. The increase was primarily attributable to the increase in operating days of our fleet for the year, resulting from the higher average number of vessels in our fleet in 2008 compared to 2007. Furthermore the increase is attributable to off-hire related port and fuel consumption expenses as well to increased commissions charged by third parties. The main reason for the increase in off-hire related expenses in 2008 is the increased fleet off-hire days in 2008 compared to 2007, resulting from 15 of our vessels being drydocked in 2008 compared to 10 vessels in 2007.

Vessels’ Operating Expenses

Vessels’ operating expenses increased by 19.0%, or $23.7 million, to $148.4 million during the year ended December 31, 2008, from $124.7 million during the year ended December 31, 2007. The increase was mainly attributable to increased fleet operating days for the year, resulting from the acquisition of two new vessels in 2008, along with the five vessels acquired in 2007 that operated for the entire year in 2008.

General and Administrative Expenses

General and administrative expenses increased to $2.6 million during the year ended December 31, 2008, from $0.5 million during the year ended December 31, 2007. The increase is mainly attributable to the increased legal, accounting and advisory fees charged to us for the corporate structure reorganization process we underwent in 2008.

Management Fees

Management fees paid to our managers increased by 14.4%, or $1.7 million, to $13.5 million during the year ended December 31, 2008, from $11.8 million during the year ended December 31, 2007. The increase is attributable to the increased vessel operating days in 2008 with the acquisition of two vessels along with the five vessels acquired in 2007 that operated for the entire year in 2008.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred drydocking and special survey costs increased by 116.1%, or $3.6 million, to $6.7 million in 2008, from $3.1 million in 2007. The increase is attributable to the amortization expense charged for the 15 of our vessels that were drydocked in 2008 along with the amortization expense charged for the whole year for the 10 vessels that were drydocked in 2007.

Depreciation

Depreciation expense increased by 42.6%, or $21.6 million, to $72.3 million during the year ended December 31, 2008, from $50.7 million during the year ended December 31, 2007. The increase in depreciation expense was primarily due to the two vessels acquired in 2008 along with the depreciation expense charged for the whole year for the five vessels that were acquired in 2007.

Gain on Sale of Vessels

In 2008 we recorded a gain of $0.1 million from the sale of one vessel. In 2007 we did not sell any vessels.

Foreign Exchange Gains / (Losses)

Foreign exchange gains were $0.2 million during the year ended December 31, 2008, compared to losses of $0.6 million during the year ended December 31, 2007, representing a change of $0.8 million resulting primarily from more favorable currency translation between the U.S. dollar and the Euro.

Interest Income

During the year ended December 31, 2008, interest income increased by 55.6%, or $2.0 million, to $5.6 million, from $3.6 million during the year ended December 31, 2007. The change in interest income is primarily due to the aggregate gain of $2.1 million that we recorded in 2008 which resulted from the termination of two interest rate swap agreements we had entered into in 2008.

Interest and Finance Costs

Interest and finance costs increased by 9.3%, or $5.8 million, to $68.4 million during the year ended December 31, 2008, from $62.6 million during the year ended December 31, 2007. The change in interest expense was primarily due to the increased indebtedness during the year.

Other

Other decreased by 50.0%, or $0.1 million, to $0.1 million during the year ended December 31, 2008, from $0.2 million during the year ended December 31, 2007. The decrease is primarily attributable to the expiry of free lubricant agreements in 2007.

Gain (Loss) on Derivative Instruments

The fair value of the 12 interest rate derivative instruments that were outstanding as at December 31, 2008 equates to the amount that would be paid by us should those instruments be terminated. As at December 31, 2008, the fair value of these 12 interest rate swaps in aggregate amounted to a liability of $132.3 million. On December 31, 2007, one interest rate derivative instrument was outstanding and its fair value amounted to a liability of $1.5 million. Ten of the 12 interest rate derivative instruments that were outstanding as at December 31, 2008, qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Other comprehensive loss” in stockholders’ equity. For the year ended December 31, 2008, a loss of $103.7 million has been recorded in “Other comprehensive loss” in stockholders’ equity and a loss of $19.3 million has been recorded in “Gain (loss) on derivative instruments” in the consolidated statement of income.

Seasonality

Our containerships mainly operate under multi-year charters and therefore are not subject to the effect of seasonal variations in demand. Additionally, our business is not subject to seasonal borrowing requirements.

Liquidity and Capital Resources

In the past, our principal sources of funds have been operating cash flows and long-term bank borrowings. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations, fund working capital requirements and pay dividends. In monitoring our working capital needs, we project our charter hire income and vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.

Our primary short-term liquidity need is to fund our vessel operating expenses. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sectors and debt repayment. We anticipate that our primary sources of funds will be cash from operations, the proceeds of this offering and undrawn borrowing capacity under our committed revolving credit facility and our new committed term loan, along with borrowings under new credit facilities that we intend to obtain from time to time in connection with vessel acquisitions. Other than this offering we do not currently have any specific plans with respect to any future equity financing. We believe that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs, including our contracts to purchase secondhand containerships and our agreements, subject to certain conditions, to acquire newbuilds, although there can be no assurance that we will be able to obtain future debt financing on terms acceptable to us.

As at June 30, 2010 we had $45.8 million of cash and cash equivalents, including $43.4 million of restricted cash. In addition we had investments comprised of U.S. Government securities and Province of Ontario securities totaling $14.1 million.

As at June 30, 2010, we had an aggregate of $1.4 billion of indebtedness outstanding under various credit agreements, of which $49.8 million is repayable in the second half of 2010. As at the same date we had $74.2 million of an undrawn credit line and the vessels shown in the table below were free of debt. On September 16, 2010, we obtained a commitment letter for a $120.0 million term loan facility, subject to execution of definitive documentation and conditioned upon the closing of this offering. See “—Credit Facilities”.

Vessel Name	Year Built	TEU Capacity
COSCO HELLAS	2006	9,469
MSC NAVARINO	2010	8,531
SEALAND MICHIGAN	2000	6,648
MSC AUSTRIA	1984	3,584
AKRITAS	1987	3,152
MSC SUDAN	1976	1,630
MSC TUSCANY	1978	1,468
MSC SICILY(1)	1978	1,466
MSC FADO	1978	1,181
HORIZON	1991	1,068

(1)	MSC Sicily was sold and was delivered to its buyers on September 23, 2010.

In the first half of 2010 we did not declare any dividends. In 2009 we declared dividends from our retained earnings to our existing stockholders of $40.2 million, of which $30.2 million were paid in 2009 and $10.0 million were paid on January 14, 2010. In 2008 we declared and paid dividends from our retained earnings to our existing stockholders of $10.8 million.

Furthermore, in 2008 in relation to our reorganization process we paid out distributions to our existing stockholders of $400.0 million ($269.0 million of which was paid in 2008 and $131.0 million in 2009). As discussed under “2008 Reorganization”, the $400.0 million in distributions were paid pursuant to the MSA in connection with the sale by the Konstantakopoulos family of the shares or assets of 53 ship-owning companies to the Company or newly formed subsidiaries of the Company. No distributions were paid in the first half of 2010.

The dividends and distributions paid during 2008, 2009 and the first half of 2010, were funded in part by borrowings and in part by cash from operations. On a cumulative basis for the entire period,

cash flow from operating activities exceeded the aggregate amount of dividends and distributions. The Company does not intend to use the proceeds of the offering to repay the borrowing noted above, although the Company may from time to time in the future apply available cash to the temporary or permanent reduction of its indebtedness.

Following this offering, we intend to pay a quarterly dividend of $0.25 per share, or $1.00 per share per year. Although our dividend policy will depend upon our future liquidity needs, we currently intend to pay dividends in amounts that will allow us to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings and cash flows, and for debt repayment and drydocking costs, as determined by management and our board of directors. See “Dividend Policy”.

Working Capital Position

As of June 30, 2010, our current assets totaled $53.2 million while current liabilities totaled $173.2 million, resulting in a negative working capital position of $120.0 million. Based on our fixed-rate charters, we believe we will generate sufficient cash during the following 12 months to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements and remain in a positive cash position.

Cash Flows

Six-month periods ended June 30, 2010 and June 30, 2009

(Expressed in millions of U.S. dollars)	Six-month period ended June 30,
	2010	2009
Condensed cash flows
Net Cash Provided by Operating Activities	$56.0	$83.0
Net Cash Provided by (Used in) Investing Activities	(9.2)	32.7
Net Cash Provided by (Used in) Financing Activities	(56.7)	(182.2)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the six-month period ended June 30, 2010 decreased $27.0 million to $56.0 million, compared to $83.0 million for the six-month period ended June 30, 2009. The decrease was primarily attributable to (a) decreased cash from operations of $45.1 million resulting from the decreased average number of vessels in 2010 compared to 2009 and to the increased “Accrued charter revenue” of $18.4 million deriving from escalating charter rates under which certain of our vessels operate; the “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection, and (b) increased payments for drydockings of $3.4 million, partly offset by reduced payments for interest (including swap payments) of $14.7 million in the six-month period ended June 30, 2010 compared to the six-month period ended June 30, 2009.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $9.2 million in the six-month period ended June 30, 2010, which consists of (a) $28.3 million in payments to the shipyard for the construction cost of MSC Navarino and (b) $19.1 million we received from the sale of three vessels.

Net cash provided by investing activities was $32.7 million in the six-month period ended June 30, 2009, which consists of (a) $17.3 million we received from the sale of government securities and (b) $15.5 million we received from the sale of five vessels and a 15% advance payment for the sale of MSC Togo, which was delivered to its new owners in July 2009.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $56.7 million in the six-month period ended June 30, 2010, which mainly consists of $44.1 million of indebtedness that we repaid and $10.0 million in dividends we paid to our shareholders.

Net cash used in financing activities amounted to $182.2 million in the six-month period ended June 30, 2009, and mainly consists of $49.8 million of indebtedness that we repaid, $131.0 million in distributions we paid to our shareholders in connection with our Company’s 2008 corporate reorganization and $3.0 million in dividends we paid to our shareholders.

Years ended December 31, 2007, 2008 and 2009

(Expressed in millions of U.S. dollars)	Year ended December 31,
	2007	2008	2009
Condensed cash flows
Net Cash Provided by Operating Activities	$166.6	$247.5	$161.9
Net Cash Provided by (Used in) Investing Activities	(257.6)	(138.3)	12.8
Net Cash Provided by (Used in) Financing Activities	93.1	(22.5)	(252.7)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2009 decreased $85.6 million to $161.9 million, compared to $247.5 million for the year ended December 31, 2008. The decrease was primarily attributable to (a) decreased cash from operations of $49.9 million resulting from the decreased average number of vessels in 2009 compared to 2008 and to the increased “Accrued charter revenue” of $22.4 million deriving from escalating charter rates under which certain of our vessels operate (“Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection) (b) increased interest payments (including swap payments) of $17.2 million and (c) unfavorable change in the working capital position, excluding the current portion of long term debt and the accrued charter revenue of $70.0 million, partly offset by a reduction in drydocking payments of $17.3 million in 2009 compared to 2008.

Net cash flows provided by operating activities increased by $80.9 million to $247.5 million for 2008, from $166.6 million for 2007. The increase in 2008 was primarily attributable to (a) increased cash from operations of $55.3 million resulting from the increased average number of vessels in 2008 compared to 2007 and (b) favorable change in the working capital position, excluding the current portion of long term debt and the accrued charter revenue of $65.4 million, partly offset by increased interest payments (including swap payments) of $6.8 million, and increased drydocking payments of $13.3 million in 2008 compared to 2007.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $12.8 million in 2009, which consists of (a) $8.9 million in payments for the acquisition of the vessels Genius and Gifted, (b) $47.9 million in payments for the construction cost of MSC Navarino, (c) $21.4 million we received from the sale of government securities and (d) $48.2 million we received from the sale of 10 vessels.

Net cash used in investing activities was $138.3 million for 2008, which consists of (a) $104.2 million in payments for the acquisition of the vessels Gem and Maersk Kokura, (b) $56.9 million in payments for the purchase of government securities, (c) $21.7 million we received from the sale of government securities and (d) $1.1 million we received from the sale of the vessel Windward.

Net cash used in investing activities was $257.6 million for 2007, which consists of the 10% advance payment for the acquisition of the vessels Gem and Maersk Kokura, amounting to $11.5 million, and $246.0 million paid for the acquisition of the vessels Gather, Garden, Maersk Kawasaki, Gentle and Maersk Kure.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $252.7 million in 2009, which mainly consists of $30.0 million of proceeds drawn under our loan facility, $124.4 million of indebtedness that we repaid and $161.2 million in dividends we paid to our shareholders.

Net cash used in financing activities in 2008 amounted to $22.5 million and mainly consists of $1,161.4 million of proceeds drawn under our credit facilities, $875.3 million of indebtedness that we repaid, net of assets acquired in connection with our company’s corporate structure reorganization, $269.0 million we paid to our shareholders in connection with our company’s corporate structure reorganization and $47.6 million reflecting the increase in restricted cash.

Net cash provided by financing activities in 2007 amounted to $93.1 million and consisted of $246.1 million of proceeds drawn under our credit facilities in order to partially finance the acquisition cost for the vessels acquired, $112.0 million of indebtedness that we repaid under our credit facilities and $88.6 million in dividends we paid to our shareholders.

Credit Facilities

We, either as guarantor or direct borrower, and certain of our subsidiaries as borrowers or guarantors, have entered into a number of credit facilities secured by containerships in our fleet. All of these facilities are denominated in U.S. dollars. The following summarizes certain terms of our existing credit facilities as at June 30, 2010:

Lender	Outstanding Principal Amount	Available Borrowing Capacity	Interest Rate(1)	Maturity	Repayment profile(3)
	(in thousands)
Bank Syndicate(4)	$863,758	$74,242	LIBOR + Margin(2)	2018	Fixed payments through June 2011, thereafter determined based on the TEU weighted age of the ships used as collateral

Emporiki	132,000	0	LIBOR + Margin(2)	2018	Straight line amortization with balloon in 2018

HSBC	70,000	0	LIBOR + Margin(2)	2018	Variable installments with balloon in 2018

Calyon	72,500	0	LIBOR + Margin(2)	2018	Straight line amortization with balloon in 2018

RBS	70,000	0	LIBOR + Margin(2)	2018	Straight line amortization with balloon in 2018

Alpha	130,000	0	LIBOR + Margin(2)	2017	Variable installments with balloon in 2017

Calyon	8,000	0	LIBOR + Margin(2)	2013	Fixed payments until 2013

Calyon	11,400	0	LIBOR + Margin(2)	2013	Fixed payments until 2013

NBG	26,190	0	LIBOR + Margin(2)	2012	Fixed payments until 2012

Alpha	4,900	0	LIBOR + Margin(2)	2010	One payment of $4.9 million due in November 2010

RBS	2,785	0	LIBOR + Margin(2)	2010	Total amount due of $2.79 million in 2010

(1)	The interest rates of long-term debt at June 30, 2010 ranged from 1.13% to 6.75%, and the weighted average interest rate as at June 30, 2010 was 4.38%.

(2)	The interest rate margin at June 30, 2010 ranged from 0.70% to 1.75%, and the weighted average interest rate margin as at June 30, 2010 was 1.01%.

(3)	To see the detailed repayment profile of our loans, please read Note 8 of our consolidated financial statements included in this prospectus.

(4)	Bank Syndicate: Deutsche Schiffsbank Aktiengesellschaft, Unicredit Bank AG, Credit Suisse, HSH Nordbank AG and Fortis Bank S.A./N.V.

On September 16, 2010, we obtained a commitment letter for a $120.0 million term loan facility, subject to execution of definitive documentation and conditioned upon the closing of this offering. We are also in negotiations for a term loan facility that would provide up to $210 million to finance part of the pre- delivery and the delivery payments for three 9,000 TEU newbuilds for which we have executed contracts, each newbuild contract being subject to a financing condition. The $210 million term loan facility is expected to have a repayment period of 10 years from delivery of each newbuild, with lenders reserving the right to request prepayment of the facility on the seventh year.

The credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc. and our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	purchase or otherwise acquire for value any shares of the subsidiaries’ capital;

•	make or repay loans or advances, other than repayment of the credit facilities;

•	make investments in other persons;

•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person, including Costamare Inc. and our subsidiaries;

•	create liens on their assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 40% of the total issued share capital.

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain specified loan to value ratios as summarized below:

•

under our $1 billion credit facility, as amended by a supplemental agreement dated June 22, 2010, Costamare Inc. may not allow the aggregate of (a) the aggregate market value, primarily on a charter inclusive basis, of the mortgaged vessels under this facility, (b) the market value of any additional security provided to the lender, and (c) (during the waiver period only, as described below) the aggregate minimum cash amount equal to 3% of the loan outstanding to fall below 80% during a “waiver period” extending through December 31, 2011, and thereafter, 125% of the aggregate of the term loan, the revolving advances and the swap exposure; or

•

under certain of our subsidiaries credit facilities, each with Costamare Inc. as guarantor, we may not allow the aggregate of (a) the aggregate market value, primarily on an inclusive charter basis, of the mortgaged vessel or vessels, and (b) the market value of any additional security provided to the lender to fall below a percentage ranging between 110% to 125% of the then outstanding amount of the credit facility and any related swap exposure.

Costamare Inc. is required to maintain compliance with the following financial covenants:

•	the ratio of our total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1;

•	the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1;

•

the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt, provided, however, that a minimum cash amount equal to 3% of the loan outstanding must be maintained in the accounts of the borrower; and

•	the market value adjusted net worth must at all times exceed $500 million.

Our credit facilities contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy.

We expect our committed term loan facility with the Royal Bank of Scotland plc to contain similar covenants and events of default.

See “Description of Indebtedness” for more information about our credit facilities.

Contractual Obligations

Our contractual obligations as of December 31, 2009, were adjusted to reflect changes in expected management fees resulting from changes in charter arrangements occurring after that date:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations	$1,435,593	$93,856	$263,609	$262,481	$815,647
Interest on long-term debt obligations(1)	387,784	72,632	119,898	88,963	106,292
Payments to our manager(2)	104,228	12,408	42,462	31,693	17,664
Payments for newbuild contracts (3)	24,000	24,000	0	0	0

Total	$1,951,605	$202,896	$425,969	$383,137	$939,603

(1)

We expect to be obligated to make the interest payments set forth in the above table with respect to our long-term debt obligations. The interest payments are based on annual assumed all-in rates calculated for the unhedged portion of our debt obligations based on the forward yield curve and on the average yearly debt outstanding. See “—Credit Facilities” and “Description of Indebtedness”.

(2)

This amount assumes that we will cease paying our managers any fees in connection with the management of a vessel once the vessel exceeds 30 years of age, unless the vessel will exceed 30 years of age at the expiry of its current charter party, in which case we assume that we will pay the manager a fee for the management of that vessel until its charter expires. Additionally, management fees for 2010 are calculated on the assumption that the current $700 fee per vessel per day fee is applied until September 1, 2010. Thereafter, the new management fee arrangement will be in effect, which includes (a) a daily fee of $850 per day per vessel, (b) a 0.75% chartering commission on charter revenues earned and (c) a newbuild supervision fee of $700,000 per newbuild. Pursuant to the terms of the management agreement, the amount assumes an annual escalation of the daily fee by 4% beginning January 1, 2013. This amount does not reflect the newbuild supervision fees associated with our agreements, subject to certain conditions, to acquire three newbuilds or the daily per vessel management fees and chartering commissions payable with respect to such vessels, or the four secondhand vessels we have contracted to acquire.

(3)

The amount was paid to the shipyard on May 3, 2010 and we took delivery of the newbuild vessel MSC Navarino. This amount does not reflect our contractual commitments to acquire four secondhand vessels at an aggregate price of $45.0 million, or our agreements, subject to us obtaining financing, to acquire three newbuilds at an aggregate price of approximately $285 million.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2009 by approximately $0.6 million based upon our debt level during 2009.

The following table sets forth the sensitivity of our long-term debt including the effect of our derivative contracts to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2010	$1.5
2011	1.0
2012	1.7
2013	2.7
2014	4.4

Interest Rate Swaps

In connection with certain of our credit facilities under which we pay a floating base rate of interest, we entered into interest rate swap agreements designed to decrease the fluctuation in our financing cash outflows by taking advantage of the relatively lower interest rate environment in recent years. We have recognized these derivative instruments on the balance sheet at their fair value. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by ASC 815 (formerly SFAS 133) in order to designate these swaps, as of and after January 1, 2008, as hedging instruments, 10 of the 11 interest rate swaps to which we were a party as at December 31, 2009, qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps will be performed on a quarterly basis, on the financial statement and earnings reporting dates. Prior to January 1, 2008, we recognized changes in the fair value of the interest rate swaps in current period earnings as these interest rate swap agreements did not qualify as hedging instruments under the requirements in the accounting literature described below because we had not adopted a hedging policy. These changes would occur due to changes in market interest rates for debt with substantially similar credit risk, payment profile and terms. We have not held or issued derivative financial instruments for trading or other speculative purposes.

Set forth below is a table of our interest rate swap arrangements as of December 31, 2009.

(a) Interest rate swaps that meet the criteria for hedge accounting

Counterparty	Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)	Floating rate (Costamare receives)	Fair value Dec. 31, 2009
(Amounts in thousands of U.S. dollars)
HYPO	06/30/2008	06/30/2015	$425,000	4.03% p.a.	USD LIBOR 3M BBA	$(24,277)
HYPO	06/30/2008	06/30/2015	75,000	4.03% p.a.	USD LIBOR 3M BBA	(4,284)
HSH	09/30/2008	06/30/2015	100,000	4.09% p.a.	USD LIBOR 3M BBA	(5,929)
DEUTSCHE SCHIFFSBANK	09/30/2008	06/30/2015	250,000	4.02% p.a.	USD LIBOR 3M BBA	(13,726)
EMPORIKI BANK	05/16/2008	05/16/2014	75,000	3.88% p.a.	USD LIBOR 6M BBA	(3,678)
EMPORIKI BANK	05/16/2008	05/16/2014	75,000	3.88% p.a.	USD LIBOR 6M BBA	(3,678)
ALPHA BANK	06/17/2008	06/17/2013	73,000	3.57% p.a.	USD LIBOR 6M BBA	(3,076)
ALPHA BANK	06/17/2008	06/17/2013	73,000	3.57% p.a.	USD LIBOR 6M BBA	(3,076)
RBS	02/21/2007	02/21/2017	85,000	Zero cost Interest rate Collar*		(7,685)
HSBC	08/04/2008	08/05/2013	74,000	3.595% p.a.	USD LIBOR 6M BBA	(3,637)

			$1,305,000		Total fair value	$(73,046)

*

Notional amount $85 million amortizing zero-cost collar (2.23% – 6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10-year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

(b) Interest rate swaps that do not meet the criteria for hedge accounting

As of December 31, 2009 and 2008, the Company had outstanding one and two interest rate swap agreements, respectively, for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. More specifically:

(i)

Notional amount $100 million non-amortizing interest rate swap agreement concluded on November 21, 2008 (with effective date on November 25, 2008) for a period of 10 years through November 26, 2018. Under the agreement we pay fixed rate at 3.33% and receive floating rate at six-months LIBOR. At December 31, 2008, the fair value of this interest rate swap was a liability of $4.8 million. On February 12, 2009, we unwound this interest rate cap and floor agreement and realized a loss of $1.5 million.

(ii)

Notional amount $100 million non-amortizing zero-cost collar (1.37% – 6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. At December 31, 2009, the fair value of this swap was a liability of $8.1 million.

ASC 815, “Derivatives and Hedging”, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, and an ongoing basis, and after putting in place the formal documentation required by ASC 815 in order to designate these derivatives as hedging instruments, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2009, approximately 24% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2009, we were engaged in six foreign currency Euro/U.S. dollar forward contracts totaling $12.0 million at an average forward rate of Euro/U.S. dollar 1.4348 expiring in monthly intervals in 2010.

As of December 31, 2008, we were engaged in 30 foreign currency Euro/U.S. dollar forward contracts totaling $81.0 million at an average forward rate of Euro/U.S. dollar 1.3225 expiring in monthly intervals in 2009. In 24 of our 30 forward Euro/U.S. dollar contracts, the Company has the “sell” position (notional amount $54.0 million) and in the remaining 6 contracts, the Company has the “buy” position (notional amount $27.0 million).

As of December 31, 2008, the fair market value of the 30 forward Euro/U.S. dollar contracts was a gain of $2.6 million. For the period from January 1, 2009 to December 31, 2009, the total change of forward contracts fair value amounted to a loss of $2.6 million.

Furthermore, in 2010 we were engaged in 40 Euro/U.S. dollar contracts totaling $64.0 million at an average forward rate of Euro/U.S. dollar 1.3643 expiring in monthly intervals from February 2010 up to December 2011.

We recognize these financial instruments on our balance sheet at their fair value. These foreign currency forward contracts do not qualify as hedging instruments, and thus we recognize changes in their fair value in our earnings.

Inflation

We do not consider inflation to be a significant risk to our business in the current environment and foreseeable future.

Capital Expenditures

On September 21, 2010, we contracted for the construction and purchase of three newbuild containerships, each of 9,000 TEU capacity, for a price of approximately $95.1 million per newbuild, to be paid in five equal installments. Each newbuild contract is subject to our completion of certain financing arrangements prior to November 30, 2010. These three newbuilds are scheduled to be delivered between November 2013 and January 2014. We have also obtained options to acquire three additional newbuild containerships, each of 9,000 TEU capacity, for a price of approximately $96.1 million per newbuild. These options must be exercised by December 24, 2010, and the associated newbuild containerships would be delivered between March and June 2014. On September 23, 2010, we contracted for four 3,351 TEU secondhand containerships at a purchase price of $11.25 million per containership, two to be delivered by December 20, 2010 and two by February 28, 2011. In addition, we estimate drydocking expenses will total approximately $11.7 million in 2010, excluding off-hire costs.

Off-Balance Sheet Arrangements

We do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Vessel Impairment

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The economic and market conditions as at December 31, 2009, including the significant disruptions in the global credit markets, had broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the containership charter market have declined significantly, and container vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, conditions that we consider indicators of impairment.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization, and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. Consistent with prior years and to the extent impairment indicators were present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates, inflated annually by a 4% growth rate being the historical and forecasted average world GDP nominal growth rate) over the remaining estimated life of the vessel assumed to be 30 years from the delivery of the vessel from the shipyard, expected outflows for vessels’ operating expenses assuming an annual inflation rate of 2.7% (in line with the average world Consumer Price Index forecasted), planned drydocking and special survey expenditures, management fees expenditures which are adjusted every four years by an inflation rate of 2.7% and fleet utilization of 99.2% (excluding the scheduled off-hire days for planned drydockings and special surveys which are determined separately ranging from 8 to 20 days depending on size and age of each vessel) based on historical experience. The salvage value used in the impairment test is estimated to be in the range from $150 to $250 per light weight ton in accordance with our vessels’ depreciation policy.

Based on our analysis, the undiscounted projected net operating cash flows for each vessel were in excess by no less than 33%, compared to each vessel’s carrying value, and accordingly, step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2009.

An internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of June 30, 2010, suggests that seven of our 41 vessels may have current market values below their carrying values. However, we believe that, with respect to these seven vessels, each of which is currently under time charter, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Vessel Lives and Depreciation

We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Special Survey and Drydocking Costs

Within the shipping industry, there are two methods that are used to account for special survey and drydocking costs: (1) capitalize special survey and drydocking costs as incurred (deferral method) and amortize such costs over the period to the next scheduled survey, and (2) expense special survey and drydocking costs as incurred. Since special survey and drydocking cycles typically extend over a period of 30 to 60 months, management believes that the deferral method provides a better matching of revenues and expenses than the expense-as-incurred method. Costs deferred are limited to actual costs incurred at the shipyard and parts used in the drydocking or special survey. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized drydocking and special survey balances of vessels that are classified as assets held for sale and are not recoverable, as of the date of such classification, are immediately written off to the income statement.

Vessel, Cost

Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expenses as incurred.

Voyage Revenue Recognition

Revenues are generated from time charter agreements and are usually paid 15 days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the charter are recorded as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight line basis as the average revenue over the rental periods of such agreements, as service is performed. Some of our charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining the straight line revenue amount, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Unearned revenue also includes the unamortized balance of the liability associated with the acquisition of secondhand vessels with time charters attached that were acquired at values below fair market value at the date the acquisition agreement is consummated.

Accrued / Unearned Charter Revenue

We record identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired from entities that are not under common control. This policy does not apply when a vessel is acquired from entities that are under common control. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as accrued prepaid charter revenue. When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter free basis, is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed. In developing estimates of the net present value of contractual cash flows of the time charters assumed, we must make assumptions about the discount rate that reflect the risks associated with the assumed time charter and the fair value of the assumed time charter at the time the vessel is acquired. Although management believes that the assumptions used to evaluate present and fair values discussed above will be reasonable and appropriate, such assumptions are highly subjective.

Receivables

Revenue is based on contracted charter parties and although our business is with customers who are believed to be of the highest standard, there is always the possibility of dispute. In such circumstances, we will assess the recoverability of amounts outstanding and a provision will be estimated if there is a possibility of non-recoverability. Although we may believe that our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate. If any of our revenues become uncollectible, these amounts would be written-off at that time.

Derivative Financial Instruments

We enter into interest rate swap contracts to manage our exposure to fluctuations of interest rate risks associated with specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. We may redesignate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at redesignation in its assessment of effectiveness of the cash flow hedge.

We formally document all relationships between hedging instruments and hedged terms, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow.

We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. We consider a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively, in accordance with ASC 815 “Derivatives and Hedging” (formerly FAS133).

We also enter forward exchange rate contracts to manage our exposure to currency exchange risk on certain foreign currency liabilities. We have not designated these forward exchange rate contracts for hedge accounting.

THE INTERNATIONAL CONTAINERSHIP INDUSTRY

The information and data contained in this prospectus relating to the containership industry has been provided by Clarkson Research, and is taken from Clarkson Research’s database and other sources. Clarkson Research has advised that: (i) some information in Clarkson Research’s database is derived from estimates or subjective judgments; and (ii) the information in the databases of other maritime data collection agencies may differ from the information in Clarkson Research’s database; and (iii) whilst Clarkson Research has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation.

Overview of the Container Shipping Market

Container shipping is responsible for the movement of a wide range of goods between different parts of the world in a unitized form and, since its beginnings in the late 1960s, containerization has become an integral part of the global economy. The use of containers in global trade has resulted in considerable production and efficiency gains and has become important to the process of globalization. A wide range of cargoes are transported by container but most notably container transportation is responsible for the shipment of a diverse selection of manufactured and consumer goods. These cargoes are transported by container to end users in all regions of the world, and in particular from key producing and manufacturing regions to end users in the world’s largest consumer economies. Participants in the container shipping industry include “liner” shipping companies, who operate container shipping services and own containerships, containership owners, often known as “charter owners”, who own containerships and charter them out to liner companies, and shippers, who require the seaborne movement of containerized goods.

The expansion of global container trade is heavily influenced by global economic growth, increases in economic consumption at a global and regional level, and the process of globalization. In 2008, global container trade peaked at 136 million TEU, following an average annual increase in trade of 9.6% in the period 1999-2008. In 2009, global container trade was an estimated 124 million TEU following a contraction due to the economic slowdown. Recent trade figures in early 2010 show improved container volumes on many of the world’s largest trade lanes. For example, in the first six months of 2010 container volumes on the eastbound Asia-U.S. trade were up by 16.5% year-on-year, whilst in the first eight months of 2010 volumes on the westbound Far East-Europe trade were up by 21.8% year-on-year. As of October 1, 2010, the global container capable fleet had capacity of 16.1 million TEU, with the majority consisting of fully cellular(1) containerships, with a total standing slot capacity(2) of 13.9 million TEU across 4,945 ships.

Types of Containership

The most significant portion of the global container capable fleet is comprised of fully cellular containerships which as of October 1, 2010, represented 4,945 vessels and 86% of globally available TEU capacity. The remainder of the fleet is made up of a range of non-fully cellular vessel types, including multi- purpose vessels (“MPPs”) capable of carrying container and breakbulk cargo, roll-on roll-off cargo vessels (“Ro-Ros”) and general cargo vessels, which often have container carrying capacity. Unless noted otherwise, the remainder of the discussion in this section focuses on fully cellular containerships. The fully cellular containership fleet is made up of vessels from below 500 TEU in capacity to 8,000 TEU and above. Vessels can be separated broadly into three categories:

•

Deep Sea Containerships—Primarily responsible for servicing mainlane east-west trades and designated as Panamax or Post-Panamax according to their capability to transit the Panama Canal given their physical dimensions. Increasingly, smaller Post-Panamax and Panamax containerships are also being deployed on north-south trades, non-mainlane east-west trades and, in some cases, intra-regional trade lanes.

(1)	Equipped with fixed cell guides for containers throughout.

(2)	Nominal static ship container capacity.

•	Intermediate Containerships—Sub-Panamax or Handy vessels between 1,000 TEU and 2,999 TEU in capacity, which generally serve north-south, intra-regional and in some cases non-mainlane east-west trades.

•

Feeder / Feedermax Containerships—Below 1,000 TEU in capacity, these vessels are generally operated on an intra-regional basis, often relaying or “feeding” cargo within a region from or to main port hubs served by mainlane trades / larger ships.

World Containership Fleet By Vessel Size

Category	Typical Deployment	Class	Fleet Size (TEU)	Number	000 TEU

Deep Sea	Deployed largely on the deep sea mainlane east- west trades as well as on other high volume trades.	Post-Panamax	8,000 & above	285	2,659

		Post-Panamax	3,000-7,999	506	3,045

		Panamax	3,000 & above	950	3,900

Intermediate	Suitable for deployment on many trades, nonmainlane East-West trades, North-South trades and intra-regional trades in Asia and Europe.	Sub-Panamax	2,000-2,999	706	1,795

		Handy	1,000-1,999	1,270	1,801

Feeder	On the smaller intra-regional and ‘feeder’ trades.	Feeder/Max	100-999	1,228	736

Total				4,945	13,935

Source: Clarkson Research, October 2010.

The following graph shows the development of the fleet in the different vessel segments within the containership fleet since 1999. Containership deployment patterns are continually subject to change, and in recent years it has been evident that on the intra-regional trade routes, within which volumes have risen substantially compared to 5 or 10 years earlier, larger vessels, especially in the 1,000-2,999 TEU bracket, have been increasingly deployed. There has also been an expansion in the number of vessels of 3,000 TEU and above finding deployment alongside capacity in the 1,000-2,999 TEU range on north-south and other non-mainlane trades.

Containership Demand

Growth in global container trade has been driven by growth in world merchandise trade, and the growing share in the containerized part thereof, along with the expansion in ‘containerization’ of new commodities and the trend towards globalization. In terms of loaded containers moved from origin to destination, estimated global container trade rose from 59.9 million TEU in 1999 to 124.2 million TEU in 2009, a compound average annual growth rate of 7.6%. In the period from 2002 to 2007, driven by an upswing in the global economy, demand for container shipping accelerated strongly, with estimated annual growth in world container trade reaching a high of 13.4% in 2004. During this period rapid growth in exports from China were driving a significant part of the increase in container trade, along with growth in container trade volumes in and out of Russia and the Baltic, and out of other emerging markets such as Brazil. Intra-Asian container trade volumes were also growing rapidly during this period. However, following the onset of the global economic downturn, container trade expansion slowed significantly. After growing by just 4.2% in 2008, a 9.0% contraction is now estimated to have taken place in 2009.

Trade Routes and Growth Trends

Global container trade is spread over a range of long-haul, regional, and intra-regional routes, which can be separated into four categories:

•

Mainlane East-West: The individual “mainlane” container trades on the major east-west routes are the world’s largest in volume terms, with the Transpacific trade route forming the world’s largest container trade with 15% of the total container volume in 2009, followed by the Far East-Europe trade route and the Transatlantic trade route. Due to the higher cargo volumes on these routes, they are generally served by very large Post-Panamax ships with capacity 8,000 TEU and above, and by other large Post-Panamax and Panamax containerships, generally with capacity from 8,000 TEU down to around 4,500 TEU. There are also some 3,000-4,500 TEU containerships which continue to serve these trades.

•

Non-Mainlane East-West: These routes include trade lanes between the Indian Sub-Continent or the Middle East and North America, Europe or the Far East, and are generally served by a range of ship sizes, from smaller Post-Panamax containerships below 8,000 TEU to vessels of Panamax size and below.

•

North-South: These trade routes form the second layer of the global liner network, connecting the northern hemisphere with South America, Africa and Oceania, and are generally served by vessels 1,000-5,000 TEU.

•

Intra-Regional: These routes include both intra-Asian and intra-European trades, where containerships below 4,000 TEU in size generally provide the majority of transportation. Intra-Asian container trades collectively constitute the largest portion of global containership volumes. Ports involved in these trades often impose infrastructural and other limitations on the vessel types that can be utilized, such as draft restrictions or the lack of availability of handling equipment.

World Seaborne Container Trade

estimated, million TEU	2006	% share	2007	% share	2008	% share	2009(e)	% share

Mainlane East-West	40.9	34.8%	44.5	34.0%	43.6	32.0%	38.6	31.0%
growth	12%		9%		-2%		-12%
Non-Mainlane East-West	11.7	10.0%	12.8	9.7%	14.2	10.4%	14.4	11.6%
growth	8%		9%		12%		1%
North-South	20.1	17.1%	20.6	15.7%	21.6	15.8%	20.7	16.6%
growth	6%		2%		5%		-4%
Intra-Regional	44.9	38.2%	53.1	40.5%	57.0	41.8%	50.6	40.7%
growth	14%		18%		7%		-11%

GLOBAL TOTAL	117.6		131.0		136.5		124.2
growth	11%		11%		4%		-9%

Source: Clarkson Research, October 2010. 2009 numbers subject to revision.

After a slowdown in global containerized trade in 2009, the beginning of 2010 has seen several trends supporting an increase in containership demand, along with an increase in global economic growth. The IMF revised upwards its world GDP growth forecast for 2010 from 3.1% in October 2009 to 4.8% in October 2010, although this remains subject to a degree of uncertainty and the risk of a return to a slowdown in global economic activity. There has been a generally increasing trend in volumes across many trades; by December 2009, volumes on many trade lanes had started to return to positive year-over-year growth, which has continued through early 2010. Whilst strong growth in year-over-year comparisons are mainly a reflection of the significant declines that occurred in early 2009, early 2010 container trade data suggests that increased volumes of containers in early 2010 have been supporting increased containership demand.

As a result of the slowdown in demand through 2009, the portion of the fleet not in operation (or ‘idle’) grew from 0.42 million TEU at the end of 2008 to peak at an estimated 1.52 million TEU of capacity in December 2009, representing approximately 570 vessels, according to AXS-Alphaliner, equal to 11.8% of the global fleet by capacity, according to Clarkson Research. However, the proportion of ‘idle’ capacity has declined in recent months, as carriers have reintroduced capacity on reactivated or newly implemented services, and in some cases upgraded capacity on existing services, to meet the apparent rise in volumes reported in early 2010. As of the start of October 2010 it was reported that around 132 containerships were ‘idle’ with a total of 0.24 million TEU of capacity, according to AXS-Alphaliner, equivalent to around 1.7% of the global fleet by capacity, according to Clarkson Research.

Containership Supply

Overall fully cellular containership standing slot capacity expanded at an average annual growth rate of 11.3% in the period 1999-2009, more than doubling in capacity during the same period of time. Fully cellular containership capacity is estimated to have increased by 13.8% in 2007, and by 12.7% in 2008. In 2009, the fully cellular fleet is estimated to have expanded by 6.1%. In comparison, expansion in world container trade is estimated to have reached 11.4% in 2007, but just 4.2% in 2008, and it is estimated that global container trade contracted by 9.0% in 2009.

As of October 1, 2010, the containership orderbook was 628 vessels and 3.84 million TEU, representing 28% of the existing fleet in terms of capacity. The size of orderbook, however, differed widely across containership size segments, as demonstrated below, with the most significant orderbook compared to existing fleet capacity being in the larger vessel sizes.

Containership Orderbook by Year of Delivery
Class of Containership	Size (TEU)	Total Order Book			2010		2011		2012		2013+		% Non-Delivery (2009)
		Number	’000 TEU	% of fleet	’000 TEU	% of flt	’000 TEU	% of flt	’000 TEU	% of flt	’000 TEU	% of flt

Post-Panamax	8,000 & above	235	2,587.5	97.3%	123.8	4.7%	1,116.9	42.0%	804.7	30.3%	542.1	20.4%	46%
Post-Panamax	3,000-7,999	108	613.0	20.1%	44.9	1.5%	309.0	10.1%	231.4	7.6%	27.8	0.9%	47%
Panamax	3,000 & above	83	341.9	8.8%	61.0	1.6%	112.5	2.9%	139.7	3.6%	28.7	0.7%	36%
Sub-Panamax	2,000-2,999	45	116.0	6.5%	24.2	1.3%	38.6	2.2%	37.0	2.1%	16.2	0.9%	50%
Handy	1,000-1,999	108	146.0	8.1%	42.1	2.3%	68.6	3.8%	17.1	0.9%	18.2	1.0%	53%
Feeder/Max	100-999	49	38.5	5.2%	21.2	2.9%	17.2	2.3%	0.0	0.0%	0.0	0.0%	68%

Total	100+ TEU	628	3,842.8	27.6%	317.3	2.3%	1,662.9	11.9%	1,229.7	8.8%	633.0	4.5%	45%

Source: Clarkson Research, October 2010.

Note: The orderbook as at October 1, 2010. These figures are subject to change as a result of delay, cancellation and further ordering. Going forward, the orderbook will be influenced by delays, cancellations and the re-negotiation of contracts. Due to these technical and contractual issues, there is currently considerable uncertainty surrounding the orderbook. The figures quoted above relate to the orderbook as at October 1, 2010 and do not take into account potential delivery problems. The orderbook includes some orders originally scheduled for 2009 delivery.

Although establishing accurate data is difficult, approximately 45% of scheduled deliveries in terms of TEU capacity expected to enter the fleet in 2009 at the start of that year have been confirmed as non-delivered during 2009. This figure was 68% for containerships below 1,000 TEU in size, 51% for containerships between 1,000 TEU and 2,999 TEU, 36% for Panamax containerships and 46% for Post-Panamax containerships. This is partly due to statistical reporting delays but also because of delays in construction and cancellations of orders. The tables above and below illustrate the difference between scheduled start year and actual containership deliveries in 2009. It is estimated that in the first nine months of 2010 “non-delivery” has remained a feature of the containership sector. Around 1.2 million TEU of containership capacity has been confirmed as delivered in the first nine months of the year.

Delivering the orderbook presents a number of challenges, with factors both technical and financial contributing to delays in and cancellations of the containership scheduled deliveries:

•

Difficulties securing finance: Ship owners with vessels on order are experiencing financing problems as a result of the reduced charter markets, declines in asset values and limited availability of bank financing. In the final quarter of 2008 and much of 2009, containership asset values were generally in decline. The current estimated resale value of nearly all of the vessels comprising the orderbook is significantly lower than the value at which they were contracted, adding to the difficulties of securing finance.

•

Technical or financial problems at shipyards: At the start of October 2010, 4.1% of containership capacity on order was contracted at shipyards which are either currently under construction (“Greenfield Shipyards”) or have delivered their first vessels in the past two years. Some of these projects are reported to be experiencing technical and financial problems and it is therefore expected that construction of some of the shipyards, and therefore vessels, may be delayed.

A large number of the containership vessels contracted in recent years have been financed by the German KG system, which allows tax benefits to private investors in certain shipowning companies. Typically these are companies set up to invest in one or a small number of vessels, financed mainly by private investors and bank financing. Funds from private investors are typically raised after the vessels have been ordered. In 2009, in a much weaker economic and investment environment, there were severe risks to the ability of KG funds to collect the equity planned for investment in ships which are currently on order, and also, in an environment of lower vessel earnings, to their ability to generate planned returns to investors on existing projects.

Additionally, the placement of new orders for containership capacity has slowed dramatically. In 2007 a historical high level of 3.2 million TEU of containership capacity was ordered. In 2008 the volume of ordering slowed to 1.1 million TEU, while containership contracting activity in 2009 was negligible. Contracting activity appears to have picked up in the second half of 2010.

Fleet Age and Scrapping

Levels of containership scrapping are driven by demand for steel scrap and scrap price levels as well as the age profile of the containership fleet, movements in containership earnings and supply of and demand for different sizes of containership.

A substantial volume of aging containership capacity was sold for scrap in 2009, with the full year seeing 200 containerships with a combined capacity of 0.38 million TEU sold for demolition, significantly higher than historical levels. In the period from 1996 to 2008 an average of 30 containerships were scrapped each year.

Containership Demolition
Class	Size (TEU)		2002	2003	2004	2005	2006	2007	2008	2009	2010 ytd

Post-Panamax	8,000 & above	No. of ships	0	0	0	0	0	0	0	0	0
		’000 TEU	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Post-Panamax	3,000-7,999	No. of ships	0	0	0	0	0	0	0	1	1
		’000 TEU	0.00	0.00	0.00	0.00	0.00	0.00	0.00	4.65	4.65

Panamax	3,000 & above	No. of ships	1	0	0	0	2	1	4	36	12
		’000 TEU	3.19	0.00	0.00	0.00	6.25	3.01	12.40	128.77	41.65

Sub-Panamax	2,000-2,999	No. of ships	9	4	0	0	4	2	19	47	9
		’000 TEU	22.76	9.30	0.00	0.00	8.72	4.31	46.29	115.53	23.58

Handy	1,000-1,999	No. of ships	22	6	4	0	4	6	22	68	20
		’000 TEU	28.22	7.83	4.85	0.00	5.71	7.89	32.01	96.13	27.64

Feeder/Max	100-999	No. of ships	25	16	6	4	6	12	15	48	27
		’000 TEU	13.90	8.59	2.98	1.90	3.11	5.72	9.38	30.97	15.62

Total		No. of ships	57	26	10	4	16	21	60	200	69
		’000 TEU	68.06	25.73	7.83	1.90	23.79	20.93	100.08	376.05	113.13

Source: Clarkson Research, October 2010.

As of October 1, 2010, the average age of a vessel in the containership fleet was 10.3 years. The majority of ageing containership capacity is at the smaller end of the fleet below 4,000 TEU, where some capacity may be more at risk to becoming outdated by increased trade volumes over time being more efficiently served by larger ships. Overall, 6% of containership fleet capacity is currently aged 20 years or more.

The Containership Markets

Containership Timecharter Rates

Containership charter rates depend on the supply of, and demand for, containership capacity, and can vary significantly from year to year. Containership economies of scale mean that the daily time charter rate per TEU for a larger containership is less than for a ship with lower TEU capacity. Pricing of containership transportation services occurs against a background of a highly competitive global containership charter market. The containership charter market experienced significant upward movement in time charter rates in the period between the start of 2002 and the middle of 2005. The market recovered from the falls in charter rates seen in 2001 to levels beyond previous market highs before falling again mid-way through 2005, stabilizing in the first half of 2006, and then slipping further during the second half of 2006. The first half of 2007 saw the containership charter market recover to rate levels similar those seen in late 2005 and early 2006, while early 2008 saw rates rise further. However, the onset of the global economic downturn and the resulting slowdown in container trade growth created a relative oversupply of capacity, leading to a rapid fall in containership earnings in the latter half of 2008, which continued in the first half of 2009, with earnings remaining depressed during the rest of the year. In the first nine months of 2010 containership charter rates began to register an upward trend, although rates remain well below long term averages. Based on an index covering a range of containership sizes, time charter daily rates improved 99% during the first nine months of 2010. Among other factors, there has been a reduction in the number of vessels in lay-up and an increase in transported container volumes over the low levels of 2009.

There are, of course, limitations and risks to future scenarios, dependent on developments in the world economy and global trade patterns, and the development of ordering, deliveries and demolitions in the future. With the growth in container volumes having turned very negative in 2009, supply far outweighed demand for the global movement of containers, causing significant downwards pressure on the entire container shipping sector. The impact of the differential between growth in demand and supply on the containership charter market was sharply negative, pushing rates acutely downwards. In the first nine months of 2010 in general containership timecharter rates exhibited an upward trend, although the re-deployment of “idle” capacity may put downward pressure on charter rates, and there are still a considerable number of vessels to be delivered within the next few years and there is a risk that this may also put downward pressure on charter rates.

Containership Timecharter Rates, 6-12 months, annual averages of monthly assessments
US$/day	2005	2006	2007	2008	2009	Dec-09	Sep-10

1,000 TEU geared	8,579	14,475	17,700	12,350	12,500	3,900	7,350
1,700 TEU geared	13,817	23,108	27,146	17,079	16,613	4,200	8,750
2,750 TEU gearless	22,125	33,850	34,813	22,646	26,292	4,500	14,000
3,500 TEU gearless	25,667	35,621	38,427	26,583	29,958	5,450	19,000
4,400 TEU gearless	30,125	43,375	43,000	32,417	34,375	6,400	23,500

Source: Clarkson Research, October 2010.

Estimates based on monthly market assessments for theoretical fully cellular ships by H. Clarkson & Co. Ltd. brokers. These estimates are based on a given point in time and are no guide to or guarantee of future rates. Geared vessels have their own cranes for the purpose of loading and unloading and unloading containers.

The estimated one year timecharter rate for a 3,500 TEU containership at the end of January 2010 was $5,500 per day. At the end of September 2010 it stood at $19,000 per day, compared to an average of $26,902 per day in the period 2000-2009.

With respect to the 6,000-6,999 TEU containership size range, $8,500 per day represents the lowest rate at which a vessel of this size was chartered since the start of 2000 according to reported market fixtures for 6,000-6,999 TEU containerships recorded by Clarkson Research; note that reported fixtures recorded by Clarkson Research do not constitute a comprehensive record of charter market fixtures, charter market transaction activity in this containership size range is relatively low, and not all fixture activity is necessarily reported to the market. $31,585 per day is the historical average rate since the start of 2000 according to reported market fixtures for 6,000-6,999 TEU containerships recorded by Clarkson Research.

Containership Fixture Activity

Along with movements in containership charter rates, the market has also seen changes in the number of fixtures (new charters) and average charter periods. During 2003 and 2004 the volume of reported fixtures was relatively high, but as demand continued to grow, and a greater number of vessels were committed for longer periods than previously, the lack of availability caused the volume of fixtures to slow in 2005 and 2006. The average number of monthly fixtures fell from 159 in 2003 to 60 in 2005, and increased gradually back to an average of 124 fixtures reported per month in 2009. The average period of reported fixtures moved from 19.2 months in 2006 to just 4.7 months in 2009, with container shipping lines less willing to commit to longer periods and owners keen to avoid longer periods at prevailing rates. The graph below shows illustrates containership fixture activity by size range.

Vessel Values: The Newbuild & Secondhand Containership Market

Newbuild Prices: The development of containership newbuild prices reflects both the demand for vessels as well as the cost of acquisition of new containerships by owners from shipyards, which is influenced by the cost of materials and labor, availability of shipbuilding capacity, and the impact of demand from other shipping sectors on shipyards. Economies of scale in containership building mean that the cost per TEU involved in building larger containerships is less than for vessels with smaller TEU capacity.

The total newbuild price for a theoretical 6,200 TEU containership increased from $60.0 million at the start of 2003 to peak at $108.0 million in the period June to September 2008. However, since the onset of the downturn, this figure has fallen to $77.5 million at the end of September 2010. The graph below shows the historical development of containership newbuild prices. The average price for a 6,200 TEU containership newbuild since March 2001 is estimated at $83.8 million.

Secondhand Prices: As the containership charter market is playing an increasingly important role in the container shipping industry as a whole, the market for the sale and purchase of secondhand containerships has also expanded. Secondhand vessel prices are influenced by newbuild prices and also by vessel charter rates or earnings, although there is sometimes a lag in the relationship. For example, in 2001, when containership charter rates dropped significantly, containership secondhand prices also moved downwards.

Activity on the secondhand market for containerships has grown steadily in recent years from relatively low volumes of activity previously. A portion of this activity has been constituted by the sale of containerships by liner companies to charter owners. These sales have commonly been accompanied by “time charter back” arrangements whereby the liner company sells the vessel, removing the asset from its balance sheet, then, as part of the transaction, arranges a time charter of the vessel from the party to which it has sold the ship. The liquidity of the secondhand sales market is much greater for small and medium- sized containerships than for large vessels. Only 201 of the 1,275 secondhand containership sales recorded in the period 1999-2009 involved ships with 3,000 TEU or more in capacity. Large containerships are generally newer, and more likely to remain owned by their original owner either for their own end use or on an initial relatively long-term charter.

Secondhand containership sales volumes show some volatility and full year 2009 saw 123 secondhand vessels with a combined capacity of 180,133 TEU sold. The following graph shows the development of secondhand prices for five-year old containerships. Trends in secondhand prices for older containerships typically move according to similar cycles. The graph shows the development of five-year old 3,500 TEU, 1,700 TEU and 1,000 TEU ship prices. The five-year old 1,700 TEU prices as at end September 2010 are estimated to be approximately $23.0 million, compared to a 10-year average of $24.6 million. The price for a theoretical five year old 1,700 TEU containership decreased from $37.5 million at the start of June 2008 to just $14.0 million at the end of 2009. However, the first nine months of 2010 saw an upward trend in containership secondhand prices.

Containership Market Competition

There are two types of companies that own containerships: “liner” shipping companies, who operate container shipping services and own and charter-in containerships; and containership owners, often known as “charter owners”, who own containerships and charter them out to liner companies. Liner companies include charterers such as A.P. Moller-Maersk, MSC, CMA-CGM and Evergreen Marine, who own container carrying vessels for the services that they operate. This differs somewhat from the traditional tanker and bulkcarrier shipping sectors where owners provide tonnage to charterers who are mainly cargo interests or operators which are less inclined to own their own vessels. Liner companies also are responsible for providing the containers themselves, either owned or leased, arranging terminal handling either at dedicated or third-party terminals and often inland transportation between ports and cargo origins and destinations. There are over 200 liner companies, but the top 10 and top 20 companies deployed a total of 56% and 76% of global total liner capacity as of October 1, 2010. A.P. Moller-Maersk’s deployed fleet accounted for approximately 13% of the global fleet liner capacity. During 2009, with container trade volumes in decline, and freight rates under severe pressure on many trades, liner companies faced an extremely difficult financial environment.

Charter owners are also numerous, with over 400 owning containerships as of October 1, 2010. The largest share of the charter owner containership fleet is owned by German shipowners, which accounted for 62.3% of the fully cellular containerships in the charter owner fleet as of October 1 2010 and 60.2% of the containerships on order to charter owners. The top 10 charter owners account for 42% of charter owner global capacity as of October 1, 2010. Historically, a significant share of the world’s containership capacity has been owned by the liner companies, but since the 1990s there has been an increasing trend for the liner companies to charter-in a larger proportion of the capacity that they operate as a way of retaining some degree of flexibility with regard to capital spending levels over time given the significant costs associated with purchasing vessels. The share of total liner capacity(3) operated by the top 10 liner companies that was chartered in increased from approximately 15% at the start of 1993 to 48% at the start of 2010 (although this percentage is marginally reduced compared with 2007).

(3)	Includes all container capable “liner capacity” on “liner” ship types.

Top Containership Charter Owners by TEU Capacity
as of October 1, 2010 Owner	Country	No. of vessels	TEU	Avg. Size

Reederei C.-P. Offen	Germany	95	430,681	4,533
NSB Niederelbe	Germany	82	348,072	4,245
NVA Norddeutsche	Germany	77	336,639	4,372
Peter Dohle Schiff.	Germany	100	298,140	2,981
E.R. Schiffahrts	Germany	64	296,857	4,638
Zodiac Maritime Agy.	United Kingdom	62	279,627	4,510
Seaspan Container	Canada	55	268,295	4,878
Rickmers Reederei	Germany	86	264,736	3,078
Danaos Shpg.	Greece	49	216,532	4,419
Costamare Inc.	Greece	41	211,882	5,168
Komrowski Befracht.	Germany	47	190,272	4,048
Shoei Kisen K.K.	Japan	48	169,304	3,527
NSC Schiffahrt	Germany	37	124,010	3,352
Schulte Group	Germany	45	117,931	2,621
Hermann Buss	Germany	73	112,975	1,548
Gebab	Germany	35	108,436	3,098
Hansa Treuhand	Germany	29	96,237	3,319
F. Laeisz	Germany	28	94,501	3,375
Thomas Schulte	Germany	35	92,253	2,636
Synergy Marine Ltd.	Cyprus	18	85,408	4,745
Leonhardt & Blumberg	Germany	48	84,745	1,766
Kaisho Shipping Co.	Japan	14	82,416	5,887
Hanseatic Lloyd	Germany	24	81,340	3,389
Conti Reederei	Germany	11	79,275	7,207
Dr. Peters	Germany	27	63,002	2,333

Source: Clarkson Research, October 2010.

As of October 1, 2010, it was estimated that 2,823 containerships in the 4,945 strong fully cellular containership fleet were owned by charter owners, representing 57% of the global containership fleet in terms of ship numbers and 50% in terms of TEU capacity.

At the start of October 2010, the 2,823 containerships owned by charter owners had a total TEU capacity of 7.0 million. Of these vessels, 724 were sized below 1,000 TEU and had a total capacity of 0.47 million TEU (64% of the total fleet in that size range) and 1,309 were sized between 1,000 and 2,999 TEU and had a total capacity of 2.43 million TEU (68% of the total). The remaining 790 vessels were sized 3,000 TEU and above, with a total capacity of 4.09 million TEU (43% of the total). Of these, 98 ships were sized 8,000 TEU and above. Charter owners have in general increased their share of the worldwide containership fleet in recent years, and have been responsible for a substantial share of containership capacity contracted, and investment in containerships.

The majority of the containership charter market is focused on containerships of 4,500 TEU or less, and the large majority of charter market activity in this sector is time charter business, with charter periods ranging from less than one month to three years or more. However, in other instances, and generally in the case of larger Panamax and Post-Panamax containerships, the charter owner will contract a containership newbuild at a shipyard, which is then chartered out to one of the major container shipping lines on a long-term time charter ranging up to 10 or 12 years in duration. Within the substantial part of the containership charter market focused on containerships of 4,500 TEU or less, both the number of vessels and the number of fixtures are more numerous than in the larger size ranges. In addition, the number of liner companies utilizing 1,000-4,500 TEU containerships, for example, is much higher than the number operating ships 4,500 TEU and above in size. Below 4,500 TEU containership operation is more highly fragmented, with global liner companies competing with regional liner companies who have less requirement for the deployment of larger containerships.

BUSINESS

Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. We currently have a fleet of 41 containerships aggregating 211,882 TEUs, making us one of the largest privately owned containership companies in the world, based on total TEU capacity. We also have contracted to acquire four 3,351 TEU secondhand containerships and have entered into agreements, subject to certain conditions, to acquire three 9,000 TEU newbuilds. Our strategy is to time charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. Our containerships operate primarily under multi-year charters and therefore are not subject to the effect of seasonal variations in demand. Over the last three years our largest customers by revenue were A.P. Moller-Maersk, MSC and COSCO. As of October 15, 2010, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 41 containerships was 5.6 years, based on the remaining fixed terms and assuming the earliest redelivery dates possible under our containerships’ charters. As of June 30, 2010, our fixed-term charters represented an aggregate of $1.7 billion of contracted revenue, assuming the earliest redelivery dates possible under our containerships’ charters and 365 revenue days per annum per containership

Our company and its founders have a long history of operating and investing in the shipping industry. We are wholly-owned by the Konstantakopoulos family. Captain Vasileios Konstantakopoulos, the father of our chairman and chief executive officer, Konstantinos Konstantakopoulos, founded Costamare Shipping in 1975. We initially owned and operated drybulk carrier vessels, but in 1984 we became the first Greek owned company to enter the containership market and, since 1992, we have focused exclusively on containerships. After assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable containership fleet run and supported by highly-skilled, experienced and loyal personnel. He founded the management companies CIEL and Shanghai Costamare in 2001 and 2005, respectively, and he founded the manning agency C-Man Maritime in 2006. Today, Konstantinos Konstantakopoulos remains focused on continuing to develop the scope and capabilities of our management companies and related manning agency. Under Konstantinos Konstantakopoulos’s leadership, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.

Consistent with our strategy of actively managing the size of our fleet through timely acquisitions and dispositions, we grew our fleet from 21 containerships with an aggregate capacity of 43,735 TEUs in 2000 to a peak of 53 containerships of 227,778 TEUs in 2008, followed by a proactive decrease in response to market conditions to our current fleet of 41 containerships with a total capacity of 211,882 TEUs. We plan to use the proceeds of the offering to further expand and renew our fleet. We believe that the financial flexibility resulting from our strategic growth policy, together with our experience, reputation, quality of services and long-standing relationships with container shipping industry participants and major financial institutions, position us to renew and expand our fleet with further acquisitions of newbuild and high-quality secondhand vessels at prices that are currently below historical averages.

We believe that this is a favorable time to acquire newbuilds, as well as high-quality secondhand vessels. We also believe that vessel prices today remain at levels that are below their 10-year historical averages and that the charter market for containerships has shown improvement during 2010. As an established owner of containerships with a focus on reliability and balance sheet management, and with significant experience and relationships in the containership sector, we believe we will have ready access to additional vessel acquisition opportunities from shipyards, our liner company customers, shipowners, financial institutions and brokers, chartering opportunities with leading liner companies, and available financing alternatives that will facilitate the renewal and further expansion of our fleet at an opportune time.

We believe that it is currently an attractive time in the container shipping cycle to invest, and that we are well-positioned to benefit from an industry recovery. Although current charter rates remain low compared to the high levels reached in the middle of 2005, we believe that the recent signs of improvement are a positive indicator of fundamental improvements in the economics of our industry. See “—Market Opportunity”.

Our company operates through a number of wholly-owned vessel-owning subsidiaries incorporated in the Republic of Liberia. Each of our vessels is managed by one of our three managers: Costamare Shipping, CIEL and Shanghai Costamare, all of which are controlled by our chairman and chief executive officer. We believe that having three management companies allows us to have a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective.

Recent Developments

Consistent with our strategy of pursuing attractive growth opportunities, we recently entered into agreements to acquire a total of seven newbuild and secondhand containerships.

On September 21, 2010, we contracted with China Shipbuilding Trading Company Limited and Shanghai Jiangnan Changxing Heavy Industry Co., Ltd. for the construction and purchase of three newbuild containerships, each of 9,000 TEU capacity, for a price of approximately $95.1 million per newbuild, to be paid in five equal installments. Each newbuild contract is subject to our completion of certain financing arrangements prior to November 30, 2010. These three newbuilds are scheduled to be delivered between November 2013 and January 2014, and we currently have agreements for the time charter of each newbuild to MSC for a period of 10 years from delivery by the shipyard at a daily rate of $43,000. We have also obtained options to acquire three additional newbuild containerships, each of 9,000 TEU capacity, for a price of approximately $96.1 million per newbuild. These options must be exercised by December 24, 2010, and the associated newbuild containerships would be delivered between March and June 2014.

On September 23, 2010, we contracted for four 3,351 TEU secondhand containerships at a purchase price of $11.25 million per containership, two to be delivered by December 20, 2010 and two by February 28, 2011. These secondhand containerships were built between 1990 and 1992. We intend to finance the acquisition of these secondhand containerships with available cash or new debt financing. While we do not currently have time charters for these secondhand containerships, we are reviewing the charter market and intend to take advantage of available opportunities in line with our market outlook.

On September 16, 2010, we obtained a commitment letter from The Royal Bank of Scotland plc for a $120.0 million term loan facility, which will be available for drawing for up to 18 months. We intend to use this term loan facility to finance the acquisition of additional newbuild or secondhand containerships, but we are also permitted to use it to refinance existing containerships in our fleet. Availability of the term loan facility is subject to execution of definitive documentation and is conditioned upon the closing of this offering.

We recently rechartered the MSC Navarino, and we also have extended by four years the current time charters to A.P. Moller-Maersk of eight of our containerships, such extensions resulting in an increase of approximately $306 million in our contracted revenues. The details of the recharter and eight extensions, as well as certain other charter modifications, are shown in our fleet table, which appears in “Business—Fleet—Characteristics”.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on growth opportunities in the containership sector, including:

History of Managing Growth Through Shipping Cycles. We grew our fleet from 21 containerships with an aggregate capacity of 43,735 TEUs in 2000 to a peak of 53 containerships of 227,778 TEUs in 2008, reflecting a compound annual growth rate of approximately 10.8% based on number of vessels or 20.1% based on TEUs, by, among other things, contracting newbuilds and negotiating private purchases from our liner company customers. Thereafter, we decided, based on our market outlook, to reduce our fleet size to our current fleet of 41 containerships with a total capacity of 211,882 TEUs. Unlike many of our public company competitors, we are not burdened with acquisition and newbuild commitments that were incurred when vessel prices were relatively high. Our senior management team has a history of strategically timing vessel acquisitions and dispositions in the containership sector and delivering positive financial returns through the shipping cycle, generating net income of $45.6 million in the first half of 2010, $116.9 million in 2009 and $99.8 million in 2008. We plan to use the proceeds of the offering to expand and renew our fleet. We believe that the financial flexibility resulting from our strategic growth policy, together with our experience, reputation, quality of services and long-standing relationships with container shipping industry participants and major financial institutions, position us to renew and expand our fleet with further acquisitions of newbuild and high-quality secondhand vessels at prices that are currently below historical averages.

Base of Contracted Cash Flows Through Multi-Year Charter Coverage and Staggered Charter Expiration Dates. We believe that the multi-year fixed-rate nature of most of our charters, many of which were arranged at attractive points in the shipping cycle, will continue to provide us with a stable base of contracted future revenue. The containerships in our existing fleet are all subject to charters having initial terms ranging from less than one to 12 years. As of October 15, 2010, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 41 containerships was 5.6 years, based on the remaining fixed terms and assuming the earliest redelivery dates possible under our containerships’ charters. Of the 41 containerships in our existing fleet, over 99% of the anticipated total available days for the fourth quarter of 2010 and the full year 2011 are under fixed-rate time charters and only three vessels of 7,706 TEU aggregate capacity are scheduled to be up for rechartering prior to the second quarter of 2012. The staggered maturities of the charters for vessels that expire between 2011 and 2012 (19 vessels), between 2013 and 2015 (3 vessels) and between 2016 and 2020 (19 vessels), will mean that we will likely conduct our rechartering activity in varying rate environments and we will seek to tailor our charter terms accordingly. As of June 30, 2010, our fixed-term charters represented an aggregate of $1.7 billion of contracted revenue, assuming the earliest redelivery dates possible under our containerships’ charters and 365 revenue days per annum per containership.

Experienced Management Team and Reputation for Operational Excellence Support Long-Standing Relationships with Leading Charterers. Our company and founders have a long history of operating and investing in the container shipping industry beginning in 1984. Our managers’ senior management teams have a combined average of approximately 34 years of experience in the shipping industry. We believe that we are able to secure multi-year charters with leading liner companies because of, among other things, our operating track record and our high level of service and support. Though our business is affected by changes in global and regional economic activity, we believe that by chartering our containerships to leading liner companies, including those we perceive to be most financially and operationally sound, we have reduced our potential charter counterparty risk. We currently charter containerships to A.P. Moller- Maersk, COSCO, Evergreen Marine, Hapag Lloyd, HMM, MSC, OACL and ZIM. Our containerships are manned by experienced and loyal personnel, which reflects our commitment to employee training and development, with our Masters having an average of 8.8 years of service with Costamare Shipping, as of June 30, 2010, and nearly 70% of our current Masters having been promoted from within our managers’ organizations. From 2007 through 2009, vessels in our fleet had an average of only 1.4 unscheduled off-hire days, or 0.38%, per vessel per year. We believe that our high level of operational performance, and the customer relationships we derive therefrom, result in large part from our focus on the welfare and training of our employees, particularly that of the seafarers manning our containerships.

Access to Capital to Pursue Our Growth Strategy. As of June 30, 2010, we had approximately $59.9 million of available cash (including restricted cash), cash equivalents and investments, along with $74.2 million of undrawn borrowing capacity. As of that date, we also had 10 containerships, aggregating 38,197 TEUs with an average age (weighted by TEU capacity) of 12.5 years, which were unencumbered. On September 16, 2010, we obtained a commitment letter for a $120.0 million term loan facility, subject to execution of definitive documentation and conditioned upon the closing of this offering. Consistent with our policy of managing our balance sheet, we met all of our scheduled debt repayment obligations during the significant 2008-2009 economic downturn. We believe that our available liquidity and committed financing capacity will allow us to make additional near-term accretive acquisitions during a period when both newbuild and high-quality secondhand vessel values remain below their 10-year historical averages.

Large, Diversified High-Quality Fleet. We have a fleet of 41 vessels as of October 15, 2010. Our fleet includes containerships of various sizes and has been assembled to meet our customers’ needs and is able to operate on East-West, North-South and Intra-regional trade routes, giving us increased flexibility in rechartering our containerships. We believe our containerships were built to high standards by reputable shipyards and have been carefully maintained. We also believe that the reliability of our fleet has been a critical factor in retaining our active and long-standing relationships with the leading liner companies. We have also had success in chartering and operating our older vessels beyond their depreciable lives, and we recently secured charters with leading liner companies for a number of our older containerships. We believe that owning a large, high-quality and diverse fleet provides us with a competitive advantage in securing future employment for our containerships.

Our Business Strategies

Our primary objectives are to profitably grow our business, increase distributable cash flow per share and maximize value to our stockholders by pursuing the following strategies:

Invest in Vessels at an Attractive Point in the Container Shipping Cycle. Given our broad and established customer relationships and financial flexibility, we believe we are well-positioned to take advantage of the significant opportunities created by the recent economic downturn and developments in the container shipping industry to acquire vessels at attractively low prices. As an established owner of containerships with significant experience and relationships in the containership sector, we believe we will have ready access to vessel acquisition opportunities from shipyards, our liner company customers, shipowners, financial institutions and brokers; chartering opportunities with leading liner companies; and available financing alternatives that will facilitate the renewal and expansion of our fleet at an opportune time. We have recently contracted to acquire four 3,351 TEU secondhand containerships. We have also entered into agreements, subject to certain conditions, to acquire three 9,000 TEU newbuilds, and have agreed 10-year time charters for each newbuild. We intend to expand our fleet by acquiring additional containerships at relatively low prices using our cash from operations, the proceeds of this offering and undrawn borrowing capacity under our committed revolving credit facility and committed term loan, along with borrowings under new credit facilities for which we do not yet have commitments, but which we intend to obtain.

Actively Manage Portfolio of Charters Through the Shipping Cycle. We believe that a focus on high-quality charterers and a carefully-managed charter expiry profile are critical to our business strategy. Our largest customers in 2009 were A.P. Moller-Maersk, MSC and COSCO, which we perceive to be among the more creditworthy liner companies. As the global economy improves, we will continue to charter our containerships to high-quality charterers and expand the number of leading liner companies chartering our vessels in order to further diversify our portfolio of time charters from customer, geographic and maturity perspectives. We believe our strategy will reduce our revenue concentration, moderate our exposure to any one customer and allow us to recharter our containerships during various points in the charter market cycle.

Continue to Manage Our Balance Sheet. We believe that management of our balance sheet, including management of cash and capital commitments, will continue to give us financial flexibility. Consistent with that policy, we met all of our scheduled debt repayment obligations during the significant 2008-2009 economic downturn. Unlike many of our public company competitors, we are not burdened with acquisition and newbuild commitments that were incurred when vessel prices were relatively high, and we believe that we are well-positioned to take advantage of opportunities in the current point of the container shipping cycle. We believe that our committed revolving credit facility, which gives us $74.2 million of undrawn borrowing capacity as of June 30, 2010, and our committed term loan that provides $120.0 million of undrawn borrowing capacity, along with cash from operations, the proceeds of this offering and borrowings under new credit facilities that we intend to obtain, will provide us with the flexibility to act quickly to acquire additional vessels at attractive prices at opportune times.

Provide High-Quality Customer Service. We seek to provide high-quality customer service that allows our customers to implement integrated logistics solutions in the marketplace. Our managers’ ship management approach is to tailor their services by vessel type and age, which we believe has helped to differentiate us with our charterers and extend our charters and the useful lives of our containerships. We believe that having three management companies allows us to have a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective. We also believe that our focus on customer service and reliability enhances our relationships with our charterers. In the past decade, we have had successful chartering relationships with the majority of the top 20 liner companies by TEU capacity. We also believe that we can continue to leverage the presence in China of one of our management companies, Shanghai Costamare, to grow and establish local relationships with Chinese shipyards, charterers, shipowners, financial institutions and containership service providers.

Market Opportunity

We believe that it is currently an attractive time in the container shipping cycle to invest, and that we are well-positioned to benefit from an industry recovery, for several key reasons, including:

Initial Signs of Container Shipping Market Recovery. During 2010, the container shipping industry has exhibited recovering charter rates driven by improvements in the supply/demand equation. As reported by Clarkson Research, based on an index containing a range of containership sizes, time charter daily rates improved 99% during the first nine months of 2010 and there has been a reduction in the number of vessels in layup and an increase in transported container volumes over the low levels of 2009. Although current charter rates remain low compared to the high levels reached in 2005, we believe that the increases in charter rates and transported volumes in the first nine months are a positive indicator of fundamental improvement in the economics of our industry.

Our Ability to Exploit Acquisition Opportunities. As a well-established containership owner with a reputation for reliability and financial soundness and with significant contracted revenues, we believe we will have access to financing and chartering opportunities that will enable us to acquire additional high- quality vessels at prices that are below their 10-year historical averages. Unlike many of our public company competitors, we are not burdened with acquisition and newbuild commitments that were incurred when vessel prices were relatively high or with significant restrictions on debt incurrence imposed by lenders that would impede growth.

Fleet

General

We currently have a fleet of 41 containerships aggregating 211,882 TEUs, making us one of the largest privately owned containership companies in the world, based on total TEU capacity. Our containerships have a record of low unscheduled off-hire days, with fleet utilization levels of 99.7%, 99.3% and 99.9% in 2007, 2008 and 2009, respectively, and 99.8% for the first half of 2010. We believe our customers seek to charter our ships based upon, among other factors, our reputation for safety and reliability.

We deploy our containership fleet principally under multi-year time charters with leading liner companies that operate regularly scheduled routes between large commercial ports. As of October 15, 2010, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 41 containerships was 5.6 years, based on the remaining fixed terms and assuming the earliest redelivery dates possible under our containerships’ charters.

Characteristics

The tables below provide additional information, as of October 15, 2010, about our fleet of 41 containerships and the three newbuilds we have contracted to purchase from China Shipbuilding Trading Company Limited and Shanghai Jiangnan Changxing Heavy Industry Co., Ltd., at a purchase price of approximately $95.1 million per newbuild. The table below does not include the four secondhand containerships that we have agreed to purchase. See “—Overview—Recent Developments.” Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)		Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)

1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400		December 2017	36,400

2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400		January 2018	36,400

3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400		February 2018	36,400

4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400		April 2018	36,400

5	COSCO HELLAS	COSCO	2006	9,469	12 years	32,400	(3)	May 2018	36,996

6	MSC NAVARINO(4)	MSC	2010	8,531	0.7 years	22,000		January 2011	22,000

7	MAERSK KAWASAKI(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000		December 2017	37,000

8	MAERSK KURE(i)	A.P. Moller-Maersk	1996	7,403	10 years	37,000		December 2017	37,000

9	MAERSK KOKURA(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000		February 2018	37,000

10	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	30,375	(5)	March 2018	28,766

11	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	30,375	(6)	May 2018	31,855

12	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	30,375	(7)	June 2018	28,828

13	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375	(8)	August 2018	26,302

14	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	30,375	(9)	October 2018	28,882

15	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	30,000	(10)	November 2019	33,168

16	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	30,375	(11)	February 2020	33,343

17	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	30,375	(12)	April 2020	33,385

18	ZIM NEW YORK	ZIM	2002	4,992	10 years	16,205	(13)	July 2012	28,332

19	ZIM SHANGHAI	ZIM	2002	4,992	10 years	16,100	(14)	August 2012	27,801

20	ZIM PIRAEUS(ii)	ZIM	2004	4,992	10 years	18,150	(15)	March 2014	24,145

21	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	31,297	(16)	September 2016	31,291

22	NEW YORK EXPRESS	Hapag Lloyd	2000	4,890	8 years	31,282	(16)	October 2016	31,274

23	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	31,317	(16)	July 2016	31,312

24	MSC MANDRAKI	MSC	1988	4,828	2.8 years	13,500	(17)	August 2012	20,201

25	MSC MYKONOS	MSC	1988	4,828	3.2 years	13,500	(18)	September 2012	19,577

26	MSC ANTWERP	MSC	1993	3,883	3 years	17,250	(19)	April 2012	18,949

27	MSC WASHINGTON	MSC	1984	3,876	3.2 years	17,250	(20)	February 2013	18,344

28	MSC KYOTO	MSC	1981	3,876	3.1 years	17,250	(21)	June 2013	18,238

29	MSC AUSTRIA	MSC	1984	3,584	3.7 years	17,250	(22)	November 2012	19,103

30	AKRITAS	Hapag Lloyd	1987	3,152	1 year	11,000		August 2011	11,000

31	GARDEN(iii)	Evergreen Marine	1984	2,922	5 years	15,200		November 2012	15,200

32	GENIUS I(iii)	Evergreen Marine	1984	2,922	3.3 years	15,200		November 2012	15,200

33	GATHER(iii)	Evergreen Marine	1984	2,922	5 years	15,200		November 2012	15,200

34	GIFTED(iv)	Evergreen Marine	1984	2,922	2.4 years	15,700		December 2011	15,700

35	MSC CHALLENGER	MSC	1986	2,633	2 years	10,000		September 2012	10,000

36	MSC NAMIBIA	MSC	1977	1,654	4.8 years	11,500	(23)	July 2012	12,876

37	MSC SUDAN	MSC	1976	1,630	3 years	11,250	(24)	June 2011	13,019

38	MSC SIERRA	MSC	1977	1,630	3.7 years	11,250	(25)	May 2012	12,847

39	MSC TUSCANY	MSC	1978	1,468	1.9 years	12,000	(26)	August 2012	7,985

40	MSC FADO	MSC	1978	1,181	2 years	7,400		May 2012	7,400

41	HORIZON	OACL	1991	1,068	7.1 years	7,625		April 2012	7,625

Set out below is certain information regarding the newbuilds and secondhand vessels that we have contracted to purchase, subject to our execution of certain financing arrangements prior to November 30, 2010.

	Vessel Name	Charterer(1)	Year Built	Capacity (TEU)	Expected Delivery Date	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)

Newbuilds(27)

1	H 1068A	MSC	2013	9,000	November 2013	10 years	43,000	November 2023	43,000

2	H 1069A	MSC	2013	9,000	December 2013	10 years	43,000	December 2023	43,000

3	H 1070A	MSC	2014	9,000	January 2014	10 years	43,000	January 2024	43,000

(1)	Charter terms and expiration dates are based on the earliest date charters could expire.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between October 15, 2010 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)	This charter rate escalates on August 31, 2011 to $37,596 per day until the earliest redelivery date.

(4)

The vessel will be re-delivered from current charterer MSC between January 24, 2011 and January 30, 2011, in return for our payment to MSC of $9.5 million, at which time it will be delivered to charterer HMM for a time charter until March 25, 2012 at the earliest at a rate of $44,000 per day.

(5)	This charter rate changes on January 1, 2011 to $34,875 per day, on January 1, 2012 to $30,375 and on May 8, 2014 to $26,100 per day until the earliest redelivery date.

(6)

This charter rate changes on January 1, 2011 to $34,875 per day, on June 1, 2011 to $42,679 per day, on January 1, 2012 to $38,179 per day and on June 30, 2014 to $26,100 per day until the earliest redelivery date.

(7)	This charter rate changes on January 1, 2011 to $34,875 per day, on January 1, 2012 to $30,375 and on August 24, 2014 to $26,100 per day until the earliest redelivery date.

(8)	This charter rate changes on January 1, 2011 to $29,875 per day, on January 1, 2012 to $25,375 per day and on October 20, 2014 to $26,100 per day until the earliest redelivery date.

(9)	This charter rate changes on January 1, 2011 to $34,875 per day, on January 1, 2012 to $30,375 per day and on December 4, 2014 to $26,100 per day until the earliest redelivery date.

(10)

This charter rate changes on January 1, 2011 to $34,500 per day, on June 1, 2011 to $42,990 per day, on January 1, 2012 to $38,490 per day and on January 13, 2016 to $26,100 per day until the earliest redelivery date.

(11)

This charter rate changes on January 1, 2011 to $34,875 per day, on June 1, 2011 to $42,961 per day, on January 1, 2012 to $38,461 per day and on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(12)

This charter rate changes on January 1, 2011 to $34,875 per day, on June 1, 2011 to $42,918 per day, on January 1, 2012 to $38,418 per day and on June 11, 2016 to $26,100 per day until the earliest redelivery date.

(13)

This charter rate changes on January 1, 2011 to $18,189 per day, on January 1, 2012 to $16,205 per day and on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to extend the term, the charterer is required to make a lump sum payment at the earliest redelivery of approximately $6.9 million.

(14)

This charter rate escalates on October 28, 2010 to $16,205 per day, on January 1, 2011 to $18,189 per day, on January 1, 2012 to $16,205 per day and on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to extend the term, the charterer is required to make a lump sum payment at the earliest redelivery of approximately $6.9 million.

(15)

This charter rate escalates on January 1, 2011 to $20,013 per day, on January 1, 2012 to $18,150 per day, on May 8, 2012 to $18,274 per day and on January 1, 2013 to $22,150 per day until the earliest redelivery date. In addition, the charterer is required to repay the remaining amount accrued during the reduction period, or approximately $5.0 million, no later than July 2016.

(16)	This charter rate changes on January 1, 2011 to $35,000 per day and on January 1, 2012 to $30,500 per day until the earliest redelivery.

(17)

This charter rate escalates on January 11, 2011 to $22,200 per day until November 2, 2011. The “market rate” is payable for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on November 2, 2011.

(18)

This charter escalates on January 5, 2011 to $22,200 per day until July 14, 2011. The “market rate” is payable for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on July 14, 2011.

(19)

This charter rate escalates on January 4, 2011 to $20,000 per day until May 15, 2011. The “market rate” is payable for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on May 15, 2011.

(20)	This charter rate changes on January 3, 2011 to $20,000 per day and on December 14, 2011 to $17,250 per day until the earliest redelivery date.

(21)	This charter rate changes on January 8, 2011 to $20,000 per day and on December 19, 2011 to $17,250 per day until the earliest redelivery date.

(22)	This charter rate changes on January 3, 2011 to $21,100 per day and on December 29, 2011 to $17,250 per day until the earliest redelivery date.

(23)	This charter rate changes on January 6, 2011 to $14,000 per day and on December 17, 2011 to $11,500 per day until the earliest redelivery date.

(24)	This charter rate escalates on January 14, 2011 to $14,000 per day until the earliest redelivery date.

(25)	This charter rate changes on January 9, 2011 to $14,000 per day and on December 20, 2011 to $11,250 per day until the earliest redelivery date.

(26)	This charter rate changes on October 26, 2010 to $7,920 per day, until the end of the period.

(27)	Each of the newbuild contracts is conditioned upon our ability to obtain certain financing by November 30, 2010.

(i)	Charterers have unilateral options to extend the charters of the vessels for two periods of 30 months +/-90 days at a rate of $41,700 per day.

(ii)	Charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.

(iii)	Charterers have unilateral options to extend the charters of the vessels for periods until 2014, at a rate of $14,000 per day.

(iv)	Charterer has a unilateral option to extend the charter of the vessel for a period of one year +/-30 days at a rate of $14,000 per day

We seek to maximize the useful lives of our containerships, through proactive fleet management, comprehensive preventive maintenance and efficient vessel operations. Vessel retirement decisions are not based entirely upon vessel age as prevailing market conditions including vessel prices, charter rates and potential trade routes are also significant considerations.

Management of the Company and Our Fleet

Costamare Shipping provides us with general administrative services, certain commercial services, director and officer (“D&O”) related insurance services and the services of our executive officers pursuant to a management agreement (the “Group Management Agreement”) between Costamare Shipping and us. Costamare Shipping, itself or through Shanghai Costamare and CIEL, provides our fleet of 41 containerships with technical, crewing, commercial, provisions, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Group Management Agreement and separate shipmanagement agreements between each of our containership-owning subsidiaries and Costamare Shipping, and in respect of our containerships flying the Liberian flag, also CIEL. In return for these services, we pay the management fees described below in this section and elsewhere in this prospectus. Our three managers control the selection and employment of seafarers for our containerships, directly through their crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent in the Philippines, C-Man Maritime, and independent manning agents in Romania and Bulgaria. Under the Group Management Agreement, Costamare Shipping may subcontract certain of its obligations. We believe that having three management companies allows us to have a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective. For example, Shanghai Costamare employs Chinese nationals with the language skills and local knowledge we believe are necessary to grow and establish meaningful relationships with Chinese shipyards, charterers, shipowners, financial institutions and containership service providers.

All three managers are controlled by our chairman and chief executive officer. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by Costamare Shipping, CIEL and Shanghai Costamare. Our managers report to our board of directors through our chairman and chief executive officer and our chief financial officer, each of whom is appointed by our board of directors. Under the Group Management Agreement, the Company is responsible for the cost of the compensation and benefits for our executive officers. We could request that Costamare Shipping provide the services of additional officers or employees pursuant to the Group Management Agreement, in which case we would be responsible for the cost of their compensation and benefits.

Costamare Shipping, which was established in 1975, is a ship management company which was owned by Vasileios Konstantakopoulos until June 2010, at which point ownership was transferred to our chairman and chief executive officer. Costamare Shipping has 27 years of experience in managing containerships of all sizes, developing specifications for newbuilds and supervising the construction of such newbuilds in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the containership shipping industry as a leading containership manager. Costamare Shipping provides commercial services and insurance services to all our containerships. In respect of our containerships flying the Greek flag and our containerships flying the Hong Kong flag, Costamare Shipping, directly or, in respect of our containerships flying the Hong Kong flag, through Shanghai Costamare, also provides technical, crewing, provisions, bunkering, sale and purchase and accounting services. All of these services are provided by Costamare Shipping pursuant to separate shipmanagement agreements between Costamare Shipping and each of our containership-owning subsidiaries.

CIEL, which was established in February 2001, is a ship management company owned 50.2% by our chairman and chief executive officer, and 49.8% by Dimitrios Lemonidis, its chief executive officer. CIEL specializes, although not exclusively, in managing containerships of up to 3,000 TEUs. Currently CIEL provides technical, crewing, provisions, bunkering, sale and purchase and accounting services, as well as certain commercial services, to eight of our containerships below 3,000 TEU that fly the Liberian flag and full management services to Reunion—a 1983-built, 1,348 TEU containership owned 51% by our chairman and chief executive officer and 49% by the family of Dimitrios Lemonidis, which is not part of our fleet of 41 containerships. CIEL also provides full management services to Cougar—a 1992-built, 1,308 TEU containership wholly owned by the family of Dimitrios Lemonidis. The management services performed by CIEL in respect of our Liberia-flagged containerships are provided in exchange for a fixed daily fee, pursuant to separate shipmanagement agreements signed between each relevant containership owning subsidiary and CIEL. In the past, CIEL has managed vessels flying a number of flags other than Liberia, including Hong Kong, Malta, Panama, the Bahamas and Gibraltar, and has provided management services to containerships owned by third parties, namely three containerships operated by MSC, two containerships operated by A.P. Moller-Maersk and two containerships operated by MPC Munchmeyer Peterson Steamship GmbH & Co KG, an affiliate of a major German KG house, MPC Capital AG.

Shanghai Costamare, which was established in February 2005, is owned (indirectly) 70% by our chairman and chief executive officer, and 30% by Zhang Lei, a Chinese national who is Shanghai Costamare’s chief executive officer. Shanghai Costamare was established to service the needs of our fleet of containerships when operating in the Far East and South East Asia regions in an efficient and cost-effective manner by providing dedicated on-shore support and manning services in China, and a valuable interface with Chinese shipyards, charterers, shipowners, financial institutions and containership service providers to our fleet based in these regions. Shanghai Costamare has been subcontracted by Costamare Shipping to provide technical, crewing, provisions, bunkering, sale and purchase and accounting services, as well as certain commercial services, to our eight containerships flying the Hong Kong flag. These containerships are exclusively manned by Chinese crews, which means that the Chinese on-shore personnel of Shanghai Costamare can communicate and provide integrated services and support to these containerships in the most efficient manner. Shanghai Costamare provides these services for a fixed daily fee, pursuant to separate management agreements between Costamare Shipping and Shanghai Costamare.

Currently,

•

Costamare Shipping provides commercial and insurance services to all 41 of our containerships as well as technical, crewing, provisions, bunkering, sale and purchase and accounting services to our 25 containerships flying the Greek flag;

•	CIEL provides technical, crewing, provisions, bunkering, sale and purchase and accounting services to eight of our containerships flying the Liberian flag; and

•	Shanghai Costamare provides technical, crewing, provisions, bunkering, sale and purchase and accounting services to the remaining eight containerships of our fleet flying the Hong Kong flag.

Our managers are well-regarded in the industry and have used innovative practices and technological advancement to maximize efficiency in the operation of our fleet of containerships. ISM certification is in place for our fleet of containerships and our three managers, with Costamare Shipping obtaining such certification in 1998, three years ahead of the deadline set by the IMO. All three managers and our fleet of 41 containerships are also certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards. In 2004, Costamare Shipping received the Lloyd’s List Dry Cargo Company of the Year Award. Except for CIEL’s management of Reunion and Cougar, our managers do not currently manage containerships other than those owned by us.

Costamare Shipping has agreed that, during the term of the Group Management Agreement, it will not provide any management services to any other entity without our prior written approval. We believe we will derive significant benefits from our exclusive relationship with Costamare Shipping. The Group Management Agreement does not prohibit CIEL or Shanghai Costamare from providing services to third parties. In the past, CIEL and Shanghai Costamare have only provided services to third parties on a limited basis and there is no current plan to change that practice.

Under the restrictive covenant agreement between the Company and Konstantinos Konstantakopoulos, during the period of his employment or service with the Company and for six months thereafter, he agreed to restrictions on his ownership of any containerships or the acquisition, investment in or control of any business involved in the ownership or operation of containerships, subject to certain exceptions. Konstantinos Konstantakopoulos has also agreed that if one of our containerships and a containership owned by him are both available and meet the criteria for an available charter, our containerships will receive such charter. See “Related Party Transactions—Restrictive Covenant Agreement”.

With effect from the consummation of this offering, Costamare Shipping will receive a fee of $850 per day ($425 per day in the case of a containership subject to a bareboat charter) for each containership, pro rated for the calendar days we own each containership, for providing us with general administrative services, certain commercial services, D&O related insurance services and the services of our officers (but not for payment of such officer’s compensation or benefits) and for providing the relevant containership-owning subsidiaries with technical, commercial, insurance, accounting, provisions, sale and purchase, crewing and bunkering services. In the event that Costamare Shipping decides to delegate certain or all of the services it has agreed to perform, either through subcontracting to CIEL or Shanghai Costamare or by directing CIEL or Shanghai Costamare to enter into a direct shipmanagement agreement with the relevant containership-owning subsidiary, then, in the case of subcontracting, Costamare Shipping will be responsible for paying the management fee charged by the relevant submanager for providing such services and, in the case of a direct shipmanagement agreement, the fee received by Costamare Shipping will be reduced by the fee payable to CIEL or, as the case may be, Shanghai Costamare, under the relevant direct shipmanagement agreement. In addition to such fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including the salaries of our officers and employees and payments to third parties, including specialist providers, in accordance with the Group Management Agreement and the relevant separate shipmanagement agreements or supervision agreements. We also pay to Costamare Shipping a flat fee of $700,000 per newbuild vessel for the supervision of the construction of any newbuild vessel for which we may contract. Costamare Shipping also receives a commission of 0.75% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet.

The initial term of the Group Management Agreement expires on December 31, 2015. The Group Management Agreement automatically renews for five consecutive one-year periods until December 31, 2020, at which point the Group Management Agreement will expire. After the initial term expires on December 31, 2015, we will be able to terminate the Group Management Agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. Pursuant to the terms of our Group Management Agreement and separate shipmanagement agreements and supervision agreements, liability of our managers to us is limited to instances of gross negligence or willful misconduct on the part of the managers. Further, we are required to indemnify the managers for liabilities incurred by the managers in performance of the Group Management Agreement and separate shipmanagement agreements and supervision agreements, except in instances of gross negligence or willful misconduct on the part of the managers.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and containership specifications, size, age and condition. Competition for providing containership services comes from a number of experienced shipping companies, including a number of our competitors who have been financed by the German KG system, which was based on tax benefits provided to private investors.

Participants in the container shipping industry include “liner” shipping companies, who operate container shipping services and own containerships; containership owners, often known as “charter owners”, who own containerships and charter them out to liner companies, and shippers who require the seaborne movement of containerized goods. According to Clarkson Research, there are over 200 liner companies, but the top 10 and top 20 companies deployed a total of 56% and 76% of global total liner capacity as of October 1, 2010. Charter owners are also numerous, with over 400 owning containerships as of October 1, 2010, though the top 10 charter owners account for 42% of charter owner global capacity, respectively, as of October 1, 2010, according to Clarkson Research. Historically, a significant share of the world’s containership capacity has been owned by the liner companies, but since the 1990s there has been an increasing trend for the liner companies to charter-in a larger proportion of the capacity that they operate as a way of retaining some degree of flexibility with regard to capital spending levels over time given the significant costs associated with purchasing vessels. See “The International Containership Industry—Containership Market Competition”.

We believe that the containership sector of the international shipping industry is characterized by the significant time required to develop the operating expertise and professional reputation necessary to obtain and retain customers. We believe that our development of a large fleet of containerships with varying TEU capacities has enhanced our relationship with our principal charterers by enabling them to serve the East-West, North-South and Intra-regional trade routes efficiently, while enabling us to operate in the different rate environments prevailing for those routes. We also believe that our focus on customer service and reliability enhances our relationships with our charterers. In the past decade, we have had successful chartering relationships with the majority of the top 20 liner companies by TEU capacity.

In the past, we have been able to address the periodic scarcity of secondhand containerships available for acquisition in the open market though the acquisition of containerships from our liner company customers in privately negotiated sales. In connection with these acquisitions we then typically charter back the vessels to these customers. We believe we have been able to pursue these privately negotiated acquisitions because of our long-standing customer relations, which we do not believe new entrants have.

For additional information on the competitive environment, see “The International Containership Industry—Containership Market Competition”.

Crewing and Employees

At the completion of this offering, we will have three shore-based officers, our chairman and chief executive officer, our chief financial officer, and our general counsel and secretary. In each case their services are provided under our management agreement with Costamare Shipping. As of June 30, 2010, approximately 2,500 people served in a pool of personnel who rotate their service onboard the containerships in our fleet. Costamare Shipping, CIEL and Shanghai Costamare, our managers, each employed approximately 90, 40 and 30 people, respectively, all of whom were shore-based. In addition, our managers are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our containerships. Recruiting is arranged directly through our managers’ crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent, C-Man Maritime, in the Philippines, and independent manning agents in Romania and Bulgaria. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class”, signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable, on special equipment classed at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period is granted, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At a shipowner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two consecutive surveys of each area must not exceed five years.

All vessels are also drydocked at least once every five years for inspection of their underwater parts and for repairs related to such inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the shipowner within prescribed time limits.

Insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All of our vessels are certified as being “in class” by members of IACS.

Drydocking

We drydock our vessels when the next survey (drydock survey or special survey) is scheduled to become due, ranging from 30 to 60 months. Our current fleet averages 18 days of drydock time per containership, at which time we perform class renewal surveys and make any necessary repairs or retrofittings. We have drydocked 31 vessels over the past 3 years, and we plan to drydock 10 vessels in 2010 and 4 vessels in 2011. Our fleet drydocking needs change from time to time based on a number of factors, including acquisitions and dispositions of vessels in our fleet and other operational factors. Our current drydocking schedule through 2014, excluding our three contracted newbuilds and four contracted secondhand containerships, is summarized in the table below. Drydocking schedules frequently change, and we expect that the actual experience of our fleet over the period below will differ from the current schedule.

Drydocking Schedule(1)

	2010	2011	2012	2013	2014
Number of vessels	10	4	8	11	7
Number of vessels to be drydocked that are more than 30 years old (included in above figure)	—	—	3	4	3

(1)	The schedule does not include the MSC Navarino, which was delivered on May 6, 2010 and is scheduled for special survey in 2015.

Risk of Loss and Liability Insurance

General

The operation of any vessel includes risks such as mechanical failure, collision, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including mechanical failure, political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990 (“OPA 90”), which imposes under certain circumstances unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance for our fleet of containerships to cover normal risks in our operations and in amounts that we believe to be prudent to cover such risks. In addition, we maintain protection and indemnity insurance up to the maximum insurable limit available at any given time. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid.

Hull & Machinery Marine Risks Insurance, Hull & Machinery War Risks Insurance and Loss of Hire Insurance

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance, which cover the risk of particular average, general average, 4/4ths collision liability, contact with fixed and floating objects and actual or constructive total loss in accordance with the Swedish Hull conditions. Each of our containerships is insured up to what we believe to be at least its fair market value, after meeting certain deductibles.

We do not and will not obtain loss of hire insurance (or any other kind of business interruption insurance) covering the loss of revenue during off-hire periods for any of our vessels because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our vessels have had a very limited number of off-hire days.

Protection and Indemnity Insurance—Pollution Coverage

Protection and indemnity insurance is usually provided by a protection and indemnity association (the “P&I association”) and covers third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

Our protection and indemnity insurance is provided by a P&I association, which is a member of the International Group of P&I Clubs (“International Group”). The 14 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

Our protection and indemnity insurance coverage is currently subject to a limit of about $5 billion per vessel per incident except that for pollution the limit is set at $1 billion per vessel per incident, and for war risks the limit is set at $500 million per vessel per incident.

As a member of a P&I association, which is a member of the International Group, we will be subject to calls payable to the P&I association based on the International Group’s claim records as well as the claim records of all other members of the P&I association of which we are a member.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, financial assurances and certificates with respect to our containerships. The kinds of permits, licenses, financial assurances and certificates required will depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the type and age of the vessel. We have obtained all permits, licenses, financial assurances and certificates currently required to operate our vessels. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

Environmental and Other Regulations

Government regulation affects the ownership and operation of our vessels in a significant manner. We are subject to international conventions and national, port state and local laws and regulations applicable to international waters and/or territorial waters of the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, and grey water and ballast water discharges. These laws and regulations include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”), the U.S. Clean Air Act (“CAA”) and regulations adopted by the International Maritime Organization (“IMO”), including the International Convention for Prevention of Pollution from Ships (“MARPOL”) and the International Convention for Safety of Life at Sea (“SOLAS”), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities Port State Control (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements for all vessels and may accelerate the scrapping of older vessels throughout the container shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our managers and our vessels are certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards.

Our containerships are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex III of MARPOL regulates the transportation of marine pollutants and imposes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI, which became effective on May 19, 2005, sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. In October 2008, the Marine Environment Protection Committee (the “MEPC”) of the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards that entered into force on July 1, 2010. The new standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulfur content of fuel oil that will be phased in through 2020 and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in the coastal areas designated as Emission Control Areas, the Baltic Sea, North Sea and United States and Canadian coastal areas. All our existing containerships are generally compliant with current Annex VI requirements, except that for those built before 2000, we may incur costs to install control equipment on their engines to comply with nitrogen oxide emission requirements.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. The Bunker Convention became effective on November 21, 2008. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention.

In 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of September 30, 2010, the BWM Convention had been adopted by 27 states, representing 25.32% of the world’s tonnage.

The operation of our vessels is also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”). The ISM Code requires vessel owners, bareboat charterers and management companies to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a “Safety Management Certificate” for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. Noncompliance by a vessel owner, manager or bareboat charterer with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Our managers and each of our containerships is ISM Code-certified.

United States Requirements

OPA 90 established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel in our containerships, making them subject to the requirements of OPA 90.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges, of pollutants from their vessels, including bunkers. OPA 90 defines these other damages broadly to include:

•	natural resource damages and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resource damages; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA 90 liability to the greater of $1,000 per gross ton or $854,400 per incident for non-tank vessels and established a procedure for adjusting limits every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig (which was owned and operated by third parties not affiliated with us), bills have been introduced in both houses of the U.S. Congress to increase the limits of OPA liability for all vessels, including non-tank vessels.

CERCLA applies to spills or releases of hazardous substances other than petroleum or petroleum products whether on land or at sea. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a vessel, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances, such as cargo or residue, or $0.5 million for any other vessel, per release of or incident involving hazardous substances. These limits of liability do not apply if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90 and CERCLA. Under the U.S. Coast Guard regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, guarantee, letter of credit or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major P&I associations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of vessel coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance for our fleet, as well as the costs of our competitors that also require such coverage.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

We will maintain, for each of our containerships, oil pollution liability coverage insurance in the amount of $1.0 billion per vessel per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Although our containerships will only carry bunker fuel, a spill of oil from one of our vessels could be catastrophic under certain circumstances. Losses as a result of fire or explosion could also be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured, and if the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have an adverse effect on our business or the results of our operations.

Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”) amended OPA 90 to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunker fuel, to prepare and submit a response plan for each vessel. These vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. Where required, each of our containerships has an approved response plan.

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. We have obtained coverage under the VGP for all of our containerships that operate in U.S. waters. We do not believe that any costs associated with meeting the requirements under the VGP will be material.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. The U.S. Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the vessel or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. However, mid-ocean ballast exchange is mandatory for vessels heading to the Great Lakes or Hudson Bay. Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent vessels from performing cargo operations upon arrival in the United States and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and Hudson Bay), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The U.S. Coast Guard is proposing new ballast water management standards and practices that could ultimately lead to the establishment of maximum acceptable discharge limits for various invasive species and/or requirements for active treatment of ballast water. A number of bills relating to ballast water management have been introduced in the U.S. Congress, but it is difficult to predict which, if any, will be enacted. Several states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. California has extended its ballast water management program to the regulation of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states could adopt similar requirements that could increase the costs of operation in state waters.

The EPA has adopted standards under the CAA that pertain to emissions from vessel vapor control and recovery and other operations in regulated port areas and emissions from model year 2004 and later large marine diesel engines. On April 30, 2010, the EPA promulgated regulations that impose more stringent standards for emissions of particulate matter, sulfur oxides and nitrogen oxides from new Category 3 marine diesel engines on vessels constructed on or after January 1, 2016 and registered or flagged in the U.S. and implement the new MARPOL Annex VI requirements for U.S. and foreign flagged ships entering U.S. ports or operating in U.S. internal waters. The EPA is also considering a petition from a number of environmental groups that requests the EPA to impose more stringent emissions limits on foreign-flagged vessels operating in U.S. waters. Several states regulate emissions from vapor control and recovery under authority of State Implementation Plans adopted under the CAA. Although California’s adoption of emission limits for auxiliary diesel engines of ocean-going vessels operating within 24 miles of the California coast was struck down by the Ninth Circuit Court of Appeals in May 2008, the state has requested the EPA to grant it a waiver under the CAA to enforce the invalidated emission standards. Effective July 1, 2009, California also adopted fuel content regulations that apply to all vessels sailing within 24 miles of the California coast whose itineraries call for them to enter to California ports, terminal facilities or estuarine waters. If new or more stringent regulations relating to emissions from marine diesel engines or port operations by ocean-going vessels are adopted by the EPA or states, these requirements could require significant capital expenditures or otherwise increase the costs of our operations.

European Union Requirements

The European Union has also adopted legislation that (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions, (2) obliges member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment, (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies, and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is also considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

Other Regional Requirements

The environmental protection regimes in certain other countries, such as Canada, resemble those of the United States. To the extent we operate in the territorial waters of such countries or enter their ports, our containerships would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our containerships and may entail significant expenditures on our part and may increase the costs of our operations. These requirements, however, would apply to the industry operating in those regions as a whole and would also affect our competitors.

Climate Control Initiatives

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”) entered into force. Although the Kyoto Protocol requires adopting countries to implement programs to reduce emissions of greenhouse gases, emissions from international shipping are not subject to the Kyoto Protocol. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives that include restrictions on shipping emissions in the future, however. For example, the U.S. Congress is considering climate change legislation, and the EPA is separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. The European Union intends to expand its emissions trading scheme to vessels and MEPC is developing technical and operational measures to limit emissions of greenhouse gases from international shipping for consideration by IMO in fall 2010. Any passage of climate control legislation or adoption of regulatory initiatives could require us to incur significant expenditures or otherwise limit our operations.

Vessel Security Regulations

A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code (the “ISPS Code”). Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our containerships.

Legal Proceedings

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Properties

We have no freehold or leasehold interest in any real property. We occupy office space at 60 Zephyrou Street & Syngrou Avenue, 17564, Athens, Greece. The office space is owned by one of our managers, Costamare Shipping, and is provided to us as part of the services we receive under our management agreement with Costamare Shipping.

Exchange Controls

Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece. Our telephone number at that address is +30-210-949-0000. Our board of directors will be elected annually on a staggered basis, and each elected director will hold office for a three-year term. The following directors or nominees for director have been determined by our board of directors to be independent: Vagn Lehd Møller and Charlotte Stratos. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected and qualified.

Name	Age	Position
Konstantinos Konstantakopoulos	41	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	41	Chief Financial Officer and Class II Director
Konstantinos Zacharatos	38	General Counsel, Secretary and Class I Director
Vagn Lehd Møller	64	Class II Director Nominee*
Charlotte Stratos	56	Class III Director Nominee*

*	Has agreed to join our board of directors upon completion of this offering.

The term of our Class I directors expires in 2011, the term of our Class II directors expires in 2012 and the term of our Class III directors expires in 2013.

Konstantinos Konstantakopoulos is our Chief Executive Officer and Chairman of our board of directors. Mr. Konstantakopoulos serves as President and Chief Executive Officer of Costamare Shipping, one of our three managers, which he wholly owns and joined in 1992 (and where he worked part-time beforehand). In 2001, Mr. Konstantakopoulos founded CIEL, one of our managers, and he has served as President of CIEL since its inception. Mr. Konstantakopoulos owns 50.2% of CIEL. In 2005, Mr. Konstantakopoulos founded another of our managers, Shanghai Costamare, of which he is the controlling shareholder. Mr. Konstantakopoulos also owns, indirectly, 25% of C-Man Maritime, a vessel manning agency which he founded in 2006. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Shipowners since 2006. Mr. Konstantakopoulos studied engineering at Université Paul Sabatier in France.

Gregory Zikos is our Chief Financial Officer and a member of our board of directors. Prior to joining us in 2007, Mr. Zikos was employed at DryShips, Inc., a public shipping company, as the Chief Financial Officer from 2006 to 2007. From 2004 to 2006, Mr. Zikos was employed with J&P Avax S.A., a real estate investment and construction company, where he was responsible for project and structured finance debt transactions. From 2000 to 2004, Mr. Zikos was employed at Citigroup (London), global corporate and investment banking group, where he was involved in numerous European leveraged and acquisition debt financing transactions. Mr. Zikos practiced law from 1994 to 1998, during which time he advised financial institutions and shipping companies in debt and acquisition transactions. Mr. Zikos holds an M.B.A. in finance from Cornell University, an L.L.M. from the University of London King’s College, and a bachelor of laws, with merits, from the University of Athens.

Konstantinos Zacharatos is our General Counsel, Secretary and a member of our board of directors. Mr. Zacharatos has also served as the Vice Chairman of Shanghai Costamare since its incorporation in 2005. Mr. Zacharatos joined Costamare Shipping in 2000, became a member of the board of directors of Costamare Shipping in June 2010 and has also been responsible for the legal affairs of CIEL, Shanghai Costamare and C-Man Maritime. Mr. Zacharatos has been the legal adviser of Costaterra S.A., a Greek property company, since 2000. Prior to joining Costamare Shipping and Costatera S.A., Mr. Zacharatos was employed with Pagoropoulos & Associates, a law firm. Mr. Zacharatos holds an L.L.M. and an L.L.B. from the London School of Economics and Political Science.

Vagn Lehd Møller has agreed to join our board of directors upon completion of this offering. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive

Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Moller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. From 1992 to July 2010, Mr. Møller served as a board member for Norfolk Line Holdings, a Netherlands based sea ferry company. From 2000 to April 2010, Mr. Møller served as a board member for Svitzer A/S, a Denmark based salvage and towing company.

Charlotte Stratos has agreed to join our board of directors upon completion of this offering. Since 2008, Ms. Stratos has served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, Ms. Stratos served as Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various roles with Bankers Trust Company including, Advisor to the Shipping Department and Vice President of Greek shipping finance. Ms. Stratos currently serves as an independent director for Hellenic Carriers Ltd. and Gyroscopic Fund, a hedge fund company.

Compensation of Directors and Senior Management

We did not pay our directors prior to this offering. Beginning in the fiscal year ending December 31, 2010, non-executive directors will receive annual fees in the amount of $65,000, plus reimbursement for their out-of-pocket expenses. Our officers who serve as our directors will not receive additional compensation for their service as directors.

We have not paid any compensation to our chief executive officer, our chief financial officer or our general counsel prior to this offering. Our executive officers are employees of Costamare Shipping and their compensation is set and paid by Costamare Shipping. Under our management agreement with Costamare Shipping, we will be responsible for the compensation of our executive officers, according to terms to be agreed; we currently estimate such compensation will initially be $1.0 million per year in the aggregate. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.

Board of Directors

Upon completion of this offering, we will have five members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

After the consummation of this offering, we will be a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, after the consummation of this offering, our current stockholders will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently intend to have a board of directors with a majority of non-independent directors and intend to have a combined corporate governance, nominating and compensation committee with one or more non-independent directors serving as committee members. As a result, non-independent directors, including members of our management who also serve on our board of directors, may among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, we currently intend to have an audit committee composed solely of two independent committee members, whereas a domestic public company would be required to have three such independent members. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Committees of the Board of Directors

Audit Committee

Upon consummation of this offering, our audit committee will consist of Vagn Lehd Møller and Charlotte Stratos. The audit committee is responsible for:

•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditor;

•

assisting the board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

•

annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, and periodically, with management, internal auditors and the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter, the internal audit charter, the scope of the annual internal audit plan and the results of internal audits;

•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest or potential usurpations of corporate opportunities;

•	reporting regularly to the full board of directors; and

•	handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time.

Corporate Governance, Nominating and Compensation Committee

Upon consummation of this offering, our corporate governance, nominating and compensation committee will consist of Konstantinos Konstantakopoulos, Vagn Lehd Møller and Charlotte Stratos. The corporate governance, nominating and compensation committee is responsible for:

•	nominating candidates, consistent with criteria approved by the full board of directors, for the approval of the full board of directors to fill board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the chairman of the board of directors and executive officers;

•	selecting, or recommending that the full board of directors select, the director nominees for the next annual meeting of shareholders;

•	developing and recommending to the full board of directors corporate governance guidelines applicable to us and keeping such guidelines under review;

•	overseeing the evaluation of the board and management; and

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

Codes of Business Conduct and Ethics

Prior to consummation of this offering, the board of directors will approve and adopt a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, copies of which will be available on our website, http://www.costamare.com, and upon written request by our stockholders at no cost.

Employees

Our Manager provides us with our executive officers, our chairman and chief executive officer, Konstantinos Konstantakopoulos, our chief financial officer, Gregory Zikos, and our general counsel and secretary, Konstantinos Zacharatos.

Share Ownership

The common stock beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in the section entitled “Principal Stockholders” below.

Employment and Restrictive Covenant Agreement

We have not entered into any employment agreements with our employees.

We have entered into a restrictive covenant agreement with Konstantinos Konstantakopoulos. See “Related Party Transactions—Restrictive Covenant Agreement”.

Equity Compensation Plans

We have not adopted any equity compensation plans.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of the date of this prospectus and after giving effect to this offering, by:

•	each of our executive officers;

•	each of our directors and director nominees;

•	all of our executive officers, directors and director nominees as a group; and

•	each holder known to us to beneficially own more than 5% of our common stock.

As set forth in the table below, members of the Konstantakopoulos family, directly and indirectly, are the beneficial owners of 47,000,000 shares of our common stock, representing 100% of our issued and outstanding shares. Information with respect to the Konstantakopoulos family and their material relationships with us is provided under “Related Party Transactions”.

Upon completion of this offering, we will have one class of common stock outstanding. Each outstanding share of our common stock will entitle our stockholders to one vote. As of the date of this prospectus, none of the outstanding shares of our common stock were held in the United States.

Identity of Person or Group(1)	Shares of Common Stock Beneficially Held Prior to the Offering		Shares of Common Stock Beneficially Held Following the Offering		Shares of Common Stock Beneficially Held Following Full Exercise of the Over-Allotment Option
	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
Officers and Directors
Konstantinos Konstantakopoulos(2)	15,510,000	33.0%	15,510,000	25.7%	15,510,000	24.9%
Gregory Zikos	—	—	—	—	—	—
Konstantinos Zacharatos	—	—	—	—	—	—
Vagn Lehd Møller	—	—	—	—	—	—
Charlotte Stratos	—	—	—	—	—	—
All officers and directors as a group (five persons)	15,510,000	33.0%	15,510,000	25.7%	15,510,000	24.9%
5% Beneficial Owners
Christos Konstantakopoulos(3)	15,510,000	33.0%	15,510,000	25.7%	15,510,000	24.9%
Achillefs Konstantakopoulos(4)	15,510,000	33.0%	15,510,000	25.7%	15,510,000	24.9%

(1)	The table excludes Vasileios Konstantakopoulos, who owns 470,000 shares of our common stock representing 1.0% of our issued and outstanding shares.

(2)

Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 8,918,250 shares directly and 6,591,750 shares indirectly through Kent Maritime Investments S.A., a Marshall Islands corporation. The address of Kent Maritime Investments S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(3)

Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 8,918,250 shares directly and 6,591,750 shares indirectly through Vasska Maritime Investments S.A., a Marshall Islands corporation. The address of Vasska Maritime Investments S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(4)

Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 8,918,250 shares directly and 6,591,750 shares indirectly through Yaco Maritime Investments S.A., a Marshall Islands corporation. The address of Yaco Maritime S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

OUR MANAGERS AND MANAGEMENT-RELATED AGREEMENT

General

Each of our containerships is managed by one or more of three managers, Costamare Shipping, CIEL or Shanghai Costamare, pursuant to one or more management agreements between the Company and the relevant managers. All three managers are controlled by our chairman and chief executive officer.

Management Agreement

Costamare Shipping provides us with general administrative services, certain commercial services, D&O related insurance services and the services of our executive officers pursuant to the Group Management Agreement between Costamare Shipping and us. Costamare Shipping, itself or through Shanghai Costamare and CIEL, provides our fleet of 41 containerships with technical, crewing, commercial, provisions, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Group Management Agreement and separate shipmanagement agreements between each of our containership-owning subsidiaries and Costamare Shipping, and in respect of our containerships flying the Liberian flag, also CIEL. In return for these services, we pay the management fees described below in this section and elsewhere in this prospectus. Our three managers control the selection and employment of seafarers for our containerships, directly through their crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent in the Philippines, C-Man Maritime, and independent manning agents in Romania and Bulgaria. Under the Group Management Agreement, Costamare Shipping may subcontract certain of its obligations.

Reporting Structure

Our chairman and chief executive officer and chief financial officer supervise, in conjunction with our board of directors, the management of our operations by Costamare Shipping, CIEL and Shanghai Costamare. Our managers report to us and our board of directors through our chairman and chief executive officer and chief financial officer, each of which is appointed by our board of directors.

Under our Group Management Agreement, our executive officers may unilaterally direct Costamare Shipping to remove and replace any individual serving as an officer or any senior manager serving as head of a business unit of Costamare Inc. or any of its subsidiaries from such position. Costamare Shipping, on the other hand, may not remove any person serving as an officer or senior manager of Costamare Inc. or any of its subsidiaries without the prior written consent of our chief executive officer and chief financial officer.

Limitations on Liability and Indemnification

Pursuant to our Group Management Agreement, liability of our managers to us is limited to instances of gross negligence or willful misconduct on the part of the managers. Further, we are required to indemnify the managers for liabilities incurred by the managers in performance of the Group Management Agreement, except in instances of gross negligence or willful misconduct on the part of the managers.

Compensation of Our Manager

With effect from the consummation of this offering, Costamare Shipping will receive a fee of $850 per day ($425 per day in the case of a containership subject to a bareboat charter) for each containership, pro rated for the calendar days we own each containership, for providing us with general administrative services, certain commercial services, director and officer related insurance services and the services of our officers (but not for payment of such officer’s compensation) and for providing the relevant containership owning subsidiaries with technical, commercial, insurance, accounting, provisions, sale and purchase, crewing and bunkering services. In the event that Costamare Shipping decides to delegate certain or all of the services it has agreed to perform, either through subcontracting to CIEL or Shanghai Costamare or by directing CIEL or Shanghai Costamare to enter into a direct shipmanagement agreement with the relevant containership owning subsidiary, then, in the case of subcontracting, Costamare Shipping will be responsible for paying the management fee charged by the relevant submanager for providing such services and, in the case of a direct shipmanagement agreement, the fee received by Costamare Shipping will be reduced by the fee payable to CIEL or, as the case may be, Shanghai Costamare under the relevant direct shipmanagement agreement. In addition to such fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including the salaries of our officers and employees and payments to third parties in accordance with the Group Management Agreement and the relevant separate shipmanagement agreements or supervision agreements. We also pay to Costamare Shipping a flat fee of $700,000 per newbuild vessel for the supervision of the construction of any newbuild vessel for which we may contract. Costamare Shipping also receives a commission of 0.75% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet.

The initial term of the Group Management Agreement with Costamare Shipping expires on December 31, 2015. The Group Management Agreement automatically renews for five consecutive one-year periods until December 31, 2020, at which point the Group Management Agreement will expire. The management fee of $850 per day for each containership is fixed until December 31, 2012 and will thereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, we will be able to terminate the Group Management Agreement subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term.

Term and Termination Rights

Subject to the termination rights described below, the initial term of the Group Management Agreement expires on December 31, 2015. The Group Management Agreement automatically renews for five consecutive one-year periods until December 31, 2020, at which point the agreement will expire. In addition to the termination provisions outlined below, after the initial term expiring on December 31, 2015, we are able to terminate the Group Management Agreement by providing 12 months’ written notice to Costamare Shipping that we wish to terminate the Group Management Agreement at the end of the then current term.

Our Manager’s Termination Rights. Costamare Shipping may terminate the Group Management Agreement prior to the end of its term if:

•	any moneys payable by us under the Group Management Agreement have not been paid when due or if on demand within 20 business days of payment having been demanded;

•	if we materially breach the agreement and we have failed to cure such breach within 20 business days after we are given written notice from Costamare Shipping; or

•	there is a change of control of our company.

Our Termination Rights. We may terminate the Group Management Agreement prior to the end of its term in the following circumstances:

•	any moneys payable by Costamare Shipping under or pursuant to the Group Management Agreement are not paid or accounted for within 10 business days after receiving written notice from us;

•	Costamare Shipping materially breaches the agreement and has failed to cure such breach within 20 business days after receiving written notice from us;

•	there is a change of control of Costamare Shipping; or

•

Costamare Shipping is convicted of, enters a plea of guilty or nolo contendere with respect to, or enters into a plea bargain or settlement admitting guilt for a crime (including fraud), which conviction, plea bargain or settlement is demonstrably and materially injurious to our company, if such crime is not a misdemeanor and such crime has been committed solely and directly by an officer or director of Costamare Shipping acting within the terms of its employment or office.

Mutual Termination Rights. Either we or Costamare Shipping may terminate the Group Management Agreement if:

•

the other party ceases to conduct business, or all or substantially all of the properties or assets of the other party are sold, seized or appropriated which, in the case of seizure or appropriation, is not discharged within 20 business days;

•

the other party files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against such party seeking to have it declared insolvent or bankrupt and such petition is not dismissed or stayed within 40 business days of its filing, or such party admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of such party of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of such party’s undertaking, property or assets or if an order is made or a resolution is passed for Costamare Shipping’s or our winding up;

•

the other party is prevented from performing any obligations under the Group Management Agreement by any cause whatsoever of any nature or kind beyond the reasonable control of such party respectively for a period of two consecutive months or more (“Force Majeure”); or

•	all supervision agreements and all shipmanagement agreements are terminated in accordance with their respective terms.

If Costamare Shipping terminates the Group Management Agreement for any reason other than Force Majeure, or if we terminate the Group Management Agreement pursuant to our ability to terminate with 12 months’ written notice, we will be obliged to pay to Costamare Shipping a lump sum termination fee which will be determined by reference to the period between the date of termination and December 31, 2020. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination (without taking into account any reduction in fees to reflect that certain obligations have been delegated to a submanager), provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. In addition, the individual shipmanagement agreements to which our vessels are subject may be terminated by either us or the applicable manager if the vessel is sold, becomes a total loss or is requisitioned.

Non-competition

Costamare Shipping has agreed that, during the term of the Group Management Agreement, it will not provide any management services to any other entity without obtaining our prior written approval. We believe we will derive significant benefits from our exclusive relationship with Costamare Shipping. The Group Management Agreement does not prohibit CIEL or Shanghai Costamare from providing commercial or technical management services to third parties. In the past, CIEL and Shanghai Costamare have only provided services to third parties on a limited basis and there is no current plan to change that practice.

For a description of our restrictive covenant agreement with Konstantinos Konstantakopoulos, please read “Related Party Transactions—Restrictive Covenant Agreement”.

RELATED PARTY TRANSACTIONS

2008 Reorganization

Costamare Inc. was incorporated on April 21, 2008 for the purpose of completing a reorganization of 53 ship-owning companies then owned by our chief executive officer and other members of the Konstantakopoulos family under a single corporate holding company. Under the Master Sales Agreement (the “MSA”) relating to the reorganization, the Konstantakopoulos family agreed to sell shares or vessels of each of the predecessor companies to the Company or to newly formed subsidiaries of the Company. As a result, subsidiaries of the Company acquired 28 vessels and part of their related assets from 28 of the predecessor companies and assumed or repaid related bank debt and other liabilities, and the Company acquired the shares of each of 25 predecessor companies. In return, the Company made distributions to the shareholders of the predecessor companies totaling $400.0 million ($269.0 million of which was paid as of December 31, 2008 and $131.0 million during the period from January 1, 2009 to April 23, 2009). In addition the Company agreed to assume certain guarantees of Costamare Shipping. For more details please refer to Note 1 of our consolidated financial statements included in this prospectus.

Management Related Agreement

For a description of our management agreement, please read “Our Managers and Management-Related Agreement”.

Restrictive Covenant Agreement

Under the restrictive covenant agreement entered into with us, during the period of Konstantinos Konstantakopoulos’s employment or service with us and for six months thereafter, Konstantinos Konstantakopoulos has agreed to restrictions on his ownership of any containerships and on the acquisition of any shareholding in a business involved in the ownership of containerships (such activities are referred to here as “the restricted activities”), subject to the exceptions described below.

Konstantinos Konstantakopoulos is permitted to engage in the restricted activities in the following circumstances: (a) pursuant to his involvement with us, (b) with respect to certain permitted acquisitions (as described below) and (c) pursuant to his passive ownership of up to 19.99% of the outstanding voting securities of any publicly traded company that is engaged in the containership business.

As noted above, Konstantinos Konstantakopoulos is permitted to engage in restricted activities with respect to two types of permitted acquisitions, including (1) the acquisition of a containership or an acquisition or investment in a containership business, on terms and conditions that are not materially more favorable, than those first offered to us and refused by an independent conflicts committee of our directors, and/or (2) the acquisition of a fleet of ships or of a business that includes containerships. Under this second type of permitted acquisition, we must be given the opportunity to buy the containerships or containership businesses included in the acquisition for its fair market value plus certain break-up costs.

Konstantinos Konstantakopoulos is also permitted to engage in restricted activities with respect to the containership Reunion, which he co-owns with a partner and which is not part of the Company’s fleet.

Konstantinos Konstantakopoulos has also agreed that if one of our containerships and a containership owned by him are both available and meet the criteria for an available charter, our containership will be offered such charter.

Registration Rights Agreement

We intend to enter into a registration rights agreement prior to the closing of this offering with our existing stockholders, pursuant to which we will grant them and their transferees the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which they will be a party, to require us to register under the Securities Act shares of our common stock held by those persons. Under the registration rights agreement, our existing stockholders and their transferees will have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Immediately after this offering, our existing stockholders will own a total of 47,000,000 shares entitled to these registration rights, assuming the underwriters do not exercise their overallotment option.

Trademark Licensing Agreement

Under the trademark licensing agreement entered into with us, during the term of our management agreement, Costamare Shipping, one of our managers, has agreed to grant us a non-transferable, royalty free license and right to use the Costamare Inc. trademarks, which consist of the name “COSTAMARE” and the Costamare logo in connection with the operation of our containership business. We will pay no additional consideration for this license and right. Costamare Shipping retains the right to use the trademarks in its own business or to maintain existing, or grant new, licenses or rights permitting any other person to use the trademarks, provided that in all such cases the use, maintenance or grant must be consistent with the license and right granted to us under the licensing agreement.

Grant of Rights and Issuance of Common Stock

On July 14, 2010, the Company offered all shareholders of record as of the close of business on July 14, 2010 (the “Record Date”), the right (collectively the “Rights”) to subscribe for and purchase up to 32 shares of common stock, par value $0.0001 per share, for each share held by such shareholder as of the Record Date. The subscription price for each share purchased pursuant to the exercise of Rights was $0.10 per share. For more detail about the Rights offering please refer to Note 16 of our consolidated financial statements included in this prospectus.

Other Transactions

For a description of additional related party transactions, see Note 3 to our consolidated financial statements included elsewhere in this prospectus.

Procedures for Review and Approval of Related Party Transactions

Following the offering, related party transactions, which means transactions in which the Company or one of its subsidiaries is a participant and any of the Company’s directors, nominees for director, executive officers, employees, significant stockholders or members of their immediate families (other than immediate family members of employees who are not executive officers) have a direct or indirect interest, will be subject to review and approval or ratification by the board of directors, or an appropriate committee thereof, or evaluated pursuant to procedures established by the board of directors.

Where appropriate, such transactions will be subject to the approval of our independent directors, including appropriate matters arising under our Group Management Agreement and any other agreements with entities controlled by our chairman and chief executive officer.

DESCRIPTION OF INDEBTEDNESS

The following is a summary of certain material provisions of the instruments evidencing our indebtedness.

Our Credit Facilities

As of June 30, 2010, we had an aggregate of $1,391.5 million of outstanding borrowings and $74.2 million of available undrawn commitment under various credit agreements to finance general corporate and working capital purposes of Costamare Inc. and its subsidiaries, and part of the purchase price or market value of the vessels owned by such entities. All of these facilities are denominated in U.S. dollars.

Below is a description of certain material terms of our existing credit facilities and one proposed new credit facility. We are also in negotiations for a term loan facility that would provide up to $210 million to finance part of the pre-delivery and the delivery payments for three 9,000 TEU newbuilds for which we have executed contracts, each newbuild contract being subject to a financing condition. The $210 million term loan facility is expected to have a repayment period of 10 years from delivery of each newbuild, with lenders reserving the right to request prepayment of the facility on the seventh year. The financial and other covenants and events of default under each credit facility are similar and are summarized together below under “Covenants and Events of Default”. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities” for additional information with respect to our credit facilities.

Proposed New $120.0 Million Term Loan

On September 16, 2010, Costamare Inc., as potential borrower, obtained a commitment letter from The Royal Bank of Scotland plc for a $120.0 million term loan facility, which will be available for drawing for up to 18 months. We intend to use this term loan facility to finance the acquisition of additional newbuild or secondhand containerships, but we are also permitted to use it to refinance existing containerships in our fleet. The loans will have maturities ranging from three to eight years. Availability of the term loan facility is subject to execution of definitive documentation and is conditioned upon the closing of this offering.

The obligations under the proposed term loan facility will be guaranteed by the various owners of the mortgaged vessels. Our obligations under this proposed term loan facility will be secured by, among other things, mortgages over each financed vessel, and general assignments of earnings, insurances and requisition compensation, account charges, and charterparty assignments.

Costamare

On July 22, 2008, Costamare Inc., as borrower, entered into a ten-year, $1 billion credit facility comprised of a $700 million term loan facility and a $300 million revolving credit facility. The purpose of the revolving credit facility was to finance part of the acquisition costs of vessels to be acquired or part of the market value of vessels owned by our subsidiaries. The purpose of the term loan facility was to finance general corporate and working capital purposes. On June 22, 2010, we entered into the second supplemental agreement with the lenders, which modified certain covenants (as detailed below). As of June 30, 2010, there was $863.8 million outstanding under the Costamare credit facility, and, as of same date, there was $74.2 million of undrawn available credit. For more details please refer to Note 16 of our consolidated financial statements included in this prospectus.

The interest rate under the Costamare credit facility is LIBOR plus an agreed margin. The Costamare credit facility provides for repayment by forty consecutive quarterly installments, the first four (1-4) in the amount of $6.5 million and the next eight (5-12) in the amount of $9 million. The final twenty-eight (13-40) installments, and the balloon installment repayable together with the fortieth (40th) installment, are to be calculated by using a formula that takes into account the then outstanding amount of this facility and the TEU weighted age of the mortgaged vessels.

The obligations under the Costamare credit facility are guaranteed by the various owners of the mortgaged vessels. Our obligations under this credit facility are secured by mortgages over the vessels owned by our subsidiaries, who are the guarantors, and general assignments of earnings, insurances and requisition compensation, account pledges, and charterparty assignments.

Alpha-Montes

On December 7, 2007, our subsidiaries, Montes Shipping Co. and Kelsen Shipping Co., as joint and several borrowers, entered into a ten-year, $150 million credit facility with Alpha Bank A.E., which we refer to in this section as the “Alpha-Montes credit facility”. The loan is divided into two tranches: Tranche A in the amount of $75 million to Montes Shipping Co., and Tranche B in the amount of $75 million to Kelsen Shipping Co. The purpose of this facility was to finance part of the acquisition costs of two vessels, the Maersk Kawasaki and the Maersk Kure. As of June 30, 2010, there was $65 million outstanding under each of Tranche A and Tranche B, of the Alpha-Montes credit facility, and, as of same date, there was no undrawn available credit.

The interest rate under the Alpha-Montes credit facility is LIBOR plus an agreed margin. The Alpha-Montes credit facility provides that our subsidiaries must repay the loan, jointly and severally, by twenty consecutive semi-annual payments, the first six (1-6) in the amount of $4 million each, the next thirteen (7-19) in the amount of $6 million each, and the twentieth (20th) installment comprised of a $6 million payment together with a balloon payment in the amount of $42 million.

The obligations under the Alpha-Montes credit facility are guaranteed by Costamare Inc. Our obligations are secured by first priority mortgages over the vessels, the Maersk Kawasaki and the Maersk Kure, general assignments of earnings, insurances, requisition compensation, and charterparty assignments.

Alpha-Lang

On September 3, 2008, our subsidiary, Lang Shipping Co., as borrower, entered into a two-year, $10.45 million credit facility with Alpha Bank A.E., which we refer to in this section as the “Alpha-Lang credit facility”. The purpose of this facility was to provide our subsidiary with corporate liquidity. As of June 30, 2010, there was $4.9 million outstanding under the Alpha-Lang credit facility, and, as of same date, there was no undrawn available credit.

The interest rate under the Alpha-Lang credit facility is LIBOR plus an agreed margin. The Alpha-Lang credit facility provides that Lang Shipping Co. must repay the loan by three consecutive semi-annual installments, each in the amount of $1.85 million, plus a balloon payment together with the third consecutive semi-annual installment in the amount of $4.9 million. The balloon payment installment has been extended to November 18, 2010, and may be further extended at the bank’s discretion for two consecutive one-year periods.

The obligations under the Alpha-Lang credit facility are guaranteed by Costamare Inc. Our obligations under the Alpha-Lang credit facility are secured by a first priority mortgage over the vessel Hyundai Challenger, and a general assignment of earnings, insurances and requisition compensation.

Calyon-Bullow

On February 17, 2005, our subsidiary, Bullow Investments Inc., as borrower, entered into an eight-year, $31 million credit facility with Calyon, which we refer to in this section as the “Calyon-Bullow credit facility”. The purpose of this facility was to finance part of the acquisition cost of a previously acquired vessel, the MSC Mykonos. As of June 30, 2010, there was $8 million outstanding under the Calyon-Bullow credit facility, and, as of same date, there was no undrawn available credit.

The interest rate under the Calyon-Bullow credit facility is LIBOR plus an agreed margin. The credit facility provides that Bullow Investments Inc. must repay the loan by sixteen consecutive semi-annual installments, the first six (1-6) in the amount of $2.5 million each, the next four (7-10) in the amount of $2 million each, the next four (11-14) in the amount of $1.5 million, and the final two (15-16) in the amount of $1 million.

The obligations under the Calyon-Bullow credit facility are guaranteed by Costamare Inc. Our obligations under the Calyon-Bullow credit facility are secured by a first priority mortgage over the vessel, MSC Mykonos, an account pledge and a general assignment of earnings, insurances and requisition compensation.

Calyon-Capetanissa

On June 29, 2006, our subsidiary Capetanissa Maritime Corporation, as borrower, entered into a twelve-year, $90 million credit facility with Calyon, which we refer to in this section as the “Calyon-Capetanissa credit facility”. The purpose of this facility was to finance part of the acquisition and collateral cost of a vessel, the Cosco Beijing. As of June 30, 2010, there was $72.5 million outstanding under the Calyon-Capetanissa credit facility, and, as of same date, there was no undrawn available credit.

The interest rate under the Calyon-Capetanissa credit facility is LIBOR plus an agreed margin. The Calyon-Capetanissa credit facility provides that Capetanissa Maritime Corporation must repay the loan by twenty-three consecutive semi-annual installments in the amount of $2.5 million, and a final twenty- fourth installment in the amount of $32.5 million.

The obligations under the Calyon-Capetanissa credit facility are guaranteed by Costamare Inc. Our obligations under the Calyon-Capetanissa credit facility are secured by a first-priority mortgage over the vessel, Cosco Beijing, an account pledge, and a general assignment of earnings, insurances, requisition compensation and charterparty rights.

Calyon-Marathos

On June 29, 2006, our subsidiary, Marathos Shipping Inc., as borrower, entered into a seven-year, $24.8 million credit facility with Calyon, which we refer to in this section as the “Calyon-Marathos credit facility”. The purpose of this facility was to finance part of the acquisition and collateral cost of a vessel, the MSC Mandraki. As of June 30, 2010, there was $11.4 million outstanding under the Calyon-Marathos credit facility, and, as of same date, there was no undrawn available credit.

The interest rate under the Calyon-Marathos credit facility is LIBOR plus an agreed margin. The repayment period began on February 22, 2007 and consists of thirteen consecutive semi-annual repayment installments in the amount of $2 million for the first (1st) repayment installment and $1.9 million each for the final twelve (2-13) repayment installments.

The obligations under the Calyon-Marathos credit facility are guaranteed by Costamare Inc. Our obligations under the Calyon-Marathos credit facility are secured by a first-priority mortgage over the vessel, MSC Mandraki, an account pledge, a general assignment of earnings, insurances, requisition compensation and charterparty rights.

Emporiki-Costis

On May 12, 2008, our subsidiaries, Christos Maritime Corporation and Costis Maritime Corporation, as joint and several borrowers, entered into a ten-year, $150 million credit facility with Emporiki Bank of Greece S.A., which we refer to in this section as the “Emporiki-Costis credit facility”. The loan is divided into two tranches: a Tranche A loan in the amount of $75 million to Christos Maritime Corporation, and a Tranche B loan in the amount of $75 million to Costis Maritime Corporation. The purpose of this facility was to finance part of the market value of two vessels, the Sealand Washington and the Sealand New York. As of June 30, 2010, there was $132 million outstanding under the Emporiki-Costis credit facility, and, as of same date, there was no undrawn available credit.

The interest rate under the Emporiki-Costis credit facility is LIBOR plus an agreed margin. The Emporiki-Costis credit facility provides that our subsidiaries, jointly and severally, repay the loan by twenty consecutive semi-annual payments, the first nineteen (1-19) in the amount of $2.25 million for each tranche, and a final twentieth (20th) installment in the amount of $2.25 million, together with a balloon payment in the amount $30 million for each tranche.

The obligations under the Emporiki-Costis credit facility are guaranteed by Costamare Inc. Our obligations under the Emporiki-Costis credit facility are secured by first-priority mortgages over the vessels Sealand Washington and Sealand New York, account pledges, general assignments of earnings, insurances and requisition compensation, and charterparty assignments.

HSBC-Mas

On January 30, 2008, our subsidiary, Mas Shipping Co., as borrower, entered into a ten-year, $75 million credit facility with HSBC Bank, which we refer to in this section as the “HSBC-Mas credit facility”. The purpose of this facility was to finance part of the purchase price of a vessel, the Maersk Kokura. As of June 30, 2010, there was $70 million outstanding under the HSBC-Mas credit facility, and, as of same date, there was no undrawn available credit.

The interest rate under the HSBC-Mas credit facility is LIBOR plus an agreed margin. The repayment terms provide for Mas Shipping Co. to pay HSBC by twenty consecutive semi-annual installments, the first two (1-2) such repayment installments each in the sum of $1 million, the following two (3-4) such repayment installments each in the sum of $1.5 million, the following two (5-6) such repayment installments each in the sum of $2 million, the following four (7-10) such repayment installments each in the sum of $3.75 million, the following two (11-12) such repayment installments each in the sum of $4 million, and the following eight (13-20) such repayment installments each in the sum of $4.13 million, plus a balloon payment payable together with the twentieth (20th) and final repayment installment in the sum of $10 million.

The obligations under the HSBC-Mas credit facility are guaranteed by Costamare Inc. Our obligations under the HSBC-Mas credit facility are secured by the first priority mortgage over the vessel, Maersk Kokura, an account pledge, a general assignment of earnings, insurances, requisition compensation and charterparty rights.

National Bank-Venor

On December 11, 2009, our subsidiaries, Merin Shipping Co., Lytton Shipping Co., Volk Shipping Co. and Venor Shipping Co., as joint and several borrowers, entered into a three-year, $30 million credit facility with the National Bank of Greece, which we refer to in this section as the “National Bank-Venor credit facility”. The purpose of this facility is to provide finances for general corporate expenses of the borrowing subsidiaries. As of June 30, 2010, there was $26.2 million outstanding under the National Bank-Venor credit facility, and, as of same date, there was no undrawn available credit.

The interest rate under the National Bank-Venor credit facility is LIBOR plus an agreed margin. The subsidiaries will repay the National Bank of Greece by six consecutive semi-annual installments in the amount of $3.8 million each, plus a balloon installment in the amount of $1.4 million together with the second (2nd) consecutive installment, and a second balloon installment of $5.74 million together with the sixth (6th) consecutive installment on the third anniversary of the loan.

The obligations under the National Bank-Venor credit facility are guaranteed by Costamare Inc. Our obligations under the National Bank-Venor credit facility are secured by a first priority mortgages over the vessels Garden, Genius I, Gather and Gifted, and general assignments of earnings, insurances and requisition compensation.

RBS-Mera

On August 22, 2008, our subsidiaries, Cornas Shipping Co., Douro Shipping Co., Convey Shipping Co. and Mera Shipping Co., as joint and several borrowers, entered into a two-year, $16.1 million credit facility with The Royal Bank of Scotland plc, which we refer to in this section as the “RBS-Mera credit facility”. The loan is divided into four tranches among the subsidiaries’ vessels as follows: MSC Mexico (tranche amount $4.36 million), MSC Germany (tranche amount $3.35 million), MSC Austria (tranche amount $3.35 million) and MSC Sierra (tranche amount $5 million). The purpose of this facility is to provide financing for general corporate expenses of the borrowing subsidiaries. As of June 30, 2010, there was $2.8 million outstanding under the RBS-Mera credit facility, and, as of same date, there was no undrawn available credit.

The interest rate under the RBS-Mera credit facility is LIBOR plus an agreed margin. As of June 30, 2010, Mera Shipping Co. is responsible for one additional repayment installment in the amount of $2.8 million due on November 18, 2010, which may be extended to November 18, 2011, at the bank’s discretion.

The obligations under the RBS-Mera credit facility are guaranteed by Costamare Inc. Our obligations under the RBS-Mera credit facility are secured by a first priority mortgage over the vessel
MSC Sierra, an account charge, and a general assignment of earnings, insurances and requisition compensation.

RBS-Rena

On February 17, 2006, our subsidiary, Rena Maritime Corporation, as borrower, entered into a twelve-year, $90 million credit facility with The Royal Bank of Scotland plc, which we refer to in this section as the “RBS-Rena credit facility”. The purpose of this facility was to finance part of the purchase price of a vessel, the Cosco Guangzhou, at a contract price of $90.8 million. As of June 30, 2010, there was $70 million outstanding under the RBS-Rena credit facility, and, as of same date, there was no undrawn available credit.

The interest rate under the RBS Rena credit facility is LIBOR plus an agreed margin. The RBS-Rena credit facility provides for twenty-four (24) consecutive semi-annual installments in the amount of $2.5 million each, plus a balloon payment of $30 million together with the twenty-fourth (24th) consecutive installment.

The obligations under the RBS-Rena credit facility are guaranteed by Costamare Inc. Our obligations under the RBS-Rena credit facility are secured by a first priority mortgage over the vessel Cosco Guangzhou, an account charge and a general assignment of our earnings, insurances and requisition compensation of the vessel.

Covenants and Events of Default

The credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc., and our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	purchase or otherwise acquire for value any shares of the subsidiaries’ capital;

•	make or repay loans or advances, other than repayment of the credit facilities;

•	make investments in other persons;

•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person, including Costamare Inc. and our subsidiaries;

•	create liens on their assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 40% of the total issued share capital.

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain specified loan to value ratios as summarized below:

•

under the Costamare credit facility, Costamare Inc. may not allow the aggregate of (a) the aggregate market value, primarily on a charter inclusive basis, of the mortgaged vessels under this facility, (b) the market value of any additional security provided to the lender, and (c) (during the waiver period only, as described below) the aggregate minimum cash amount equal to 3% of the loan outstanding to fall below 80% during a “waiver period” extending through December 31, 2011, and thereafter, 125% of the aggregate of the term loan, the revolving advances and the swap exposure; or

•

under certain of our subsidiaries credit facilities, each with Costamare Inc. as guarantor, we may not allow the aggregate of (a) the aggregate market value, primarily on an inclusive charter basis, of the mortgaged vessel or vessels, and (b) the market value of any additional security provided to the lender to fall below a percentage ranging between 110% to 125% of the then outstanding amount of the credit facility and any related swap exposure.

•	the minimum value covenant must be determined at the expense of the borrower at any such time as the lender may reasonably request.

Costamare Inc. is required to maintain compliance with the following financial covenants:

•	the ratio of our total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1;

•	the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1;

•

the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt, provided, however, that a minimum cash amount equal to 3% of the loan outstanding must be maintained in the accounts of the borrower; and

•	the market value adjusted net worth must at all times exceed $500 million.

Our credit facilities contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy.

We expect our committed term loan facility with the Royal Bank of Scotland plc to contain similar covenants and events of default.

The Company is not in default under any of its credit facilities.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our second amended and restated articles of incorporation (“articles of incorporation”) and first amended and restated bylaws (“bylaws”) that will be in effect immediately prior to the completion of this offering. We refer you to our articles of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part. Share information described below gives effect to a 1.88-to-one stock split effected as a share dividend on October 19, 2010.

Purpose

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA, and without in any way limiting the generality of the foregoing, the corporation has the power to engage in a series of shipping-related activities.

Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Authorized Capitalization

Under our articles of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, of which 47,000,000 shares are issued, outstanding, fully paid and non-assessable and 100,000,000 shares of blank check preferred stock, par value $0.0001 per share, of which no shares were issued and outstanding as of the date of this prospectus. Of this blank check preferred stock, 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”. Upon completion of this offering, we will have 60,300,000 outstanding shares of common stock and no shares of preferred stock. All of our shares of stock are in registered form.

Immediately prior to this offering, there was no public market for our common stock. Although our common stock has been approved for listing on the New York Stock Exchange, we cannot assure you that a market for our common stock will develop, or if it develops, that it will be sustained.

Common stock

As of the date of this prospectus, we have 47,000,000 shares of common stock outstanding. Upon completion of this offering, we will have outstanding 60,300,000 shares of common stock, or 62,295,000 shares if the underwriters’ over-allotment option is exercised in full, out of 1,000,000,000 shares authorized to be issued. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Please read the section entitled “Dividend Policy”. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Preferred stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Stockholder Meetings

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held inside or outside of the Marshall Islands. Special meetings may be called by the Chairman of the board of directors, the Chief Executive Officer or the Secretary of the Corporation at the request of a majority of the board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Stockholder Action by Written Consent

Our articles of incorporation and bylaws permit stockholder action by unanimous written consent.

Directors

Under our articles of incorporation and bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

Pursuant to the relevant provision of our bylaws, the board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the non-employee members of our board of directors for services rendered to us.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all, or substantially all, of our assets not made in the usual course of our business, and to receive payment of the fair value of their shares. In the event of any amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for their shares if the amendment alters certain rights in respect of its shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party to or a witness in or is otherwise involved in any action, suit, claim, inquiry or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the company) and whether formal or informal, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of ours or is or was serving at our request as a director, officer, employee, trustee or agent of another entity or of a partnership, joint venture, trust, nonprofit entity or other entity (including service with respect to employee benefit plans) against all liability and loss suffered, and expenses (including attorneys’ fees) actually and reasonably incurred, by such person in connection with such action, suit, claim, inquiry or proceeding. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of Our Amended and Restated Articles of Incorporation and Bylaws

Several provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also delay, defer or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder might consider in its best interest, including attempts that may result in a premium over the market price for the shares held by the stockholders, and (b) the removal of incumbent officers and directors.

Blank check preferred stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder

Rights Plan”. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified board of directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and removal of directors

Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of special meeting of stockholders

Our articles of incorporation and bylaws provide that special meetings of our stockholders may only be called by our Chairman of the Board of Directors, our Chief Executive Officer or by our corporate Secretary upon the request of a majority of our board of directors.

Advance notice requirements for stockholder proposals and director nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

Stockholder Rights Plan

Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company, LLC, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholders prior to this offering.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Detachment of rights

The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on December 31, 2030, unless we redeem or exchange them earlier as described below. The rights will be separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

•

10 days following a public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

•	10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person”.

Our existing stockholders and their affiliates are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the rights distribution date:

•	our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

•	any new shares of common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any shares of common stock that we issue after the rights distribution date, except as our board of directors may otherwise determine.

Flip-in event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading “—Redemption of rights” below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

Flip-over event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction; or

•	50% or more of our assets, cash flows or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “—Flip-in event” above, will have the right to receive the number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of such right.

Antidilution

The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves to us the right to require, prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of stock.

Redemption of rights

At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to any person other than our existing stockholders and their affiliates becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors.

Amendment of terms of rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•

to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement.

Transfer Agent

The registrar and transfer agent for the common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CMRE”.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 60,300,000 shares of common stock outstanding, or 62,295,000 shares if the underwriters’ overallotment option is exercised in full. Of these shares, only the 13,300,000 shares sold in this offering, or 15,295,000 shares if the underwriters’ overallotment option is exercised in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares purchased by one of our “affiliates”, which will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining outstanding shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act.

After the consummation of this offering, our existing stockholders will own 47,000,000 shares of common stock which were acquired in private transactions not involving a public offering and these shares are therefore treated as “restricted securities” for purposes of Rule 144. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act. Upon consummation of this offering, our existing stockholders will have rights to require, or participate in, the registration under the Securities Act of the aggregate 47,000,000 shares of our common stock they hold. Registration of these shares under the Securities Act would result in these shares becoming fully tradeable without restriction under the Securities Act immediately upon the effectiveness of the applicable registration statement, except for shares purchased by affiliates.

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (other than an affiliate of ours) who owns shares of our common stock that were acquired from us or from an affiliate of ours at least six months prior to the proposed sale would be entitled to freely sell such shares, subject to the lock-up agreements described above and assuming we are current in our reporting obligations under the Exchange Act.

In general, under Rule 144, any affiliate of ours, which would include our existing stockholders, who owns restricted shares that were acquired from the issuer or another affiliate at least six months prior to the proposed sale, and following the 90th day after the completion of this offering, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the then outstanding shares of our common stock, which would be approximately 603,000 shares immediately after this offering and (b) an amount equal to the average weekly reported volume of trading in shares of our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

The restricted securities held by our existing stockholders, officers and directors will be subject to the underwriters’ 180-day lock-up agreement. Under the lock-up agreement, our existing stockholders, officers and directors have agreed during the period beginning from the date of the prospectus and continuing to and including the date 180 days after the date of this prospectus, not to offer, sell, contract to sell or otherwise dispose of any of our common stock or other securities which are substantially similar to the common stock or which are convertible or exchangeable into securities that are substantially similar to the common stock, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated. These agreements do not apply to, among other limited exceptions, transfers to immediate family or to donees who receive such securities as bona fide gifts; provided that such transferees agree to substantially the same transfer restrictions on the securities they receive. See “Underwriting”.

As a result of these lock-up agreements and rules of the Securities Act, the restricted shares held by our existing stockholders will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Date of prospectus	None	Shares not locked up and eligible for sale freely or under Rule 144.
180 days	47,000,000	Lock-up of officers and directors and our existing stockholders released; shares will be eligible for sale subject to compliance with Rule 144.

Prior to this offering, there has been no public market for our common stock, and no reliable prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as stockholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, Marshall Islands’ court cases interpreting the BCA. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts and you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction that has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders’ rights.

Marshall Islands		Delaware
Stockholder Meetings
•	Held at a time and place as designated in the bylaws.	•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the Board of Directors.
•	May be held in or outside of the Marshall Islands.	•	May be held in or outside of Delaware.
•	Notice:	•	Notice:

- Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting, unless it is the annual meeting, and indicate that it is being issued by or at the direction of the person calling the meeting, and if such meeting is a special meeting such notice shall also state the purpose for which it is being called.

- Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

	- A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before meeting.		- Written notice shall be given not less than 10 nor more than 60 days before the meeting.
Stockholder’s Voting Rights
•	Any action required to be taken by a meeting of stockholders may be taken without a meeting if consent is in writing and is signed by all the stockholders entitled to vote.	•	With limited exceptions, stockholders may act by written consent to elect directors.
•	Any person authorized to vote may authorize another person to act for him or her by proxy.	•	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.
•

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

•

For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one- third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Marshall Islands		Delaware
•	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.	•	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.
•	The articles of incorporation may provide for cumulative voting in the election of directors.	•	The certificate of incorporation may provide for cumulative voting.
•	Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a stockholder meeting.	•

Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting.

•

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a stockholder meeting.

•

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

•

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the stockholders of any corporation.

•

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.

•

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the stockholders, unless otherwise provided for in the articles of incorporation.

•

Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides.

Directors
•	The board of directors must consist of at least one member.	•	The board of directors must consist of at least one member.
•	Number of members can be changed by an amendment to the bylaws, by the stockholders, or by action of the board pursuant to the bylaws.	•

Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

•

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.

Marshall Islands		Delaware
•	Removal:	•	Removal:
	- Any or all of the directors may be removed for cause by vote of the stockholders.		- Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
	- If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the stockholders.		- In the case of a classified board, stockholders may effect removal of any or all directors only for cause.
Dissenter’s Rights of Appraisal
•	With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.	•	With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.
•

A holder of any adversely affected shares who does not vote on, or consent in writing to, an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•

The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

- alters or abolishes any preferential right of any outstanding shares having preference;
- creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares;
- alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
- excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Marshall Islands		Delaware
Stockholder’s Derivative Actions
•

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

•

In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

•	Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.
•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Marshall Islands.
•	Reasonable expenses, including attorneys’ fees, may be awarded if the action is successful.
•

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands, Liberian and United States Federal income tax considerations relevant to an investment decision by a potential investor with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold our common stock as part of a straddle, conversion transaction or hedge, persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code of 1986 (the “Code”), investors that are subject to the alternative minimum tax, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

In the opinion of Cozen O’Connor, our counsel as to matters of the laws of the Marshall Islands, the following are the material Marshall Islands tax consequences of our activities to us and to holders of our common stock who do not reside in, maintain offices in or engage in business in the Marshall Islands.

We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Marshall Islands, and because all documentation related to this offering will be executed outside of the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and you will not be subject to Marshall Islands taxation or withholding on dividends and other distributions, including upon a return of capital, we make to you as a stockholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common stock, and you will not be required by the Marshall Islands to file a tax return relating to the common stock.

Each prospective stockholder is urged to consult their tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of their investment in us. Further, it is the responsibility of each stockholder to file all state, local and non- U.S., as well as U.S. Federal tax returns that may be required of them.

Liberian Tax Considerations

In the opinion of Cozen O’Connor, our counsel as to matters of the laws of the Republic of Liberia, the following are the material Liberian tax consequences of the activities of our Liberian subsidiaries.

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”). In contrast to the income tax law previously in effect since 1977, the New Act does not distinguish between the taxation of “non-resident” Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the prior law, and “resident” Liberian corporations that conduct business in Liberia and are (and were under the prior law) subject to taxation.

In 2004, the Liberian Ministry of Finance issued regulations exempting non-resident corporations engaged in international shipping, such as our Liberian subsidiaries, from Liberian taxation under the New Act retroactive to January 1, 2001. It is unclear whether these regulations, which ostensibly conflict with the provisions of the New Act, are a valid exercise of the regulatory authority of the Liberian Ministry of Finance such that the regulations can be considered unquestionably enforceable. However, an opinion dated December 23, 2004 addressed by the Minister of Justice and Attorney General of the Republic of Liberia to The LISCR Trust Company stated that the regulations are a valid exercise of the regulatory authority of the Ministry of Finance. The Liberian Ministry of Finance has not at any time since January 1, 2001 sought to collect taxes from any of our Liberian subsidiaries.

In June 2009, the Legislature, as well as the President, of the Republic of Liberia approved the Economic Stimulus Taxation Act of 2009 (the “ESTA”) which will amend the New Act to specifically exempt non-resident corporations engaged in international shipping, such as our Liberian subsidiaries, from taxation in Liberia. The ESTA will become effective once it is officially published. To the best of our knowledge, such publication has yet to occur.

If, however, our Liberian subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flow would be materially reduced. In addition, as the ultimate shareholder of the Liberian subsidiaries, we would be subject to Liberian withholding tax on dividends paid by our Liberian subsidiaries at rates ranging from 15% to 20%.

United States Federal Income Tax Considerations

The following discussion represents the opinion of Cravath, Swaine & Moore LLP regarding the material U.S. Federal income tax consequences to us of our activities and, subject to the limitations referred to above under “Tax Considerations”, to you as a holder of our common stock.

The following discussion of U.S. Federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local taxes.

Taxation of Our Shipping Income

Subject to the discussion of “effectively connected” income below, unless exempt from U.S. income tax under the rules contained in Section 883 of the Code, a non-U.S. corporation is, under the rules of Section 887 of the Code, subject to a 4% U.S. income tax in respect of its U.S. source gross shipping income (without the allowance for deductions).

For this purpose, “shipping income” means income that is derived from:

(a) the use of vessels;

(b) the hiring or leasing of vessels for use on a time, operating or bareboat charter basis;

(c) the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income; or

(d) the performance of services directly related to those uses.

For this purpose, 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States constitutes U.S. source shipping income. Shipping income attributable to transportation that both begins and ends in the United States is generally considered to be 100% U.S. source shipping income. Although there can be no assurance, we do not expect to engage in transportation that produces income that is considered to be 100% U.S. source shipping income. Shipping income attributable to transportation exclusively between non-U.S. ports is generally considered to be 100% non-U.S. source shipping income, which is not subject to any U.S. income tax.

Under Section 883 of the Code, a non-U.S. corporation will be exempt from U.S. income tax on its U.S. source gross shipping income if:

(a) it is organized in a foreign country (or the “country of organization”) that grants an “equivalent exemption” to U.S. corporations; and

(b) either

(i) more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to U.S. corporations; or

(ii) its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States.

We believe that we have qualified and currently intend to continue to qualify for this statutory tax exemption for the forseeable future. However, no assurance can be given that this will be the case in the future. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. Federal income tax on our U.S. source gross shipping income, subject to the discussion of “effectively connected” income below. Since we expect that no more than 50% of our gross shipping income would be treated as U.S. source gross shipping income, we expect that the maximum effective rate of U.S. income tax on our gross shipping income would not exceed 2%. Many of our charterparty agreements contain provisions pursuant to which charterers undertake to reimburse us for the 4% gross basis tax on our U.S. source shipping income.

To the extent the exemption under Section 883 is unavailable, our U.S. source shipping income that is considered to be “effectively connected” with the conduct of a U.S. trade or business would be subject to the U.S. corporate income tax currently imposed at rates of up to 35% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

(a) we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source shipping income, and

(b) substantially all of our U.S. source shipping income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we expect that none of our U.S. shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

Taxation of Gain on Sale of Assets

Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to U.S. income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles). In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel (and risk of loss with respect to the vessel) pass to the buyer outside of the United States. We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

Taxation of United States Holders

You are a “U.S. holder” if you are a beneficial owner of our common stock and you are a U.S. citizen or resident, a U.S. corporation (or other U.S. entity taxable as a corporation), an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

Distributions on Our Common Stock

Subject to the discussion of “passive foreign investment companies” (“PFICs”) below, any distributions with respect to our common stock that you receive from us will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under U.S. tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common stock (on a dollar-for-dollar basis) and thereafter as capital gain.

Because we are not a U.S. corporation, if you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will not be entitled to claim a dividends received deduction with respect to any distributions you receive from us.

Dividends paid with respect to our common stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income” taxed at a preferential rate of 15% (through 2010), provided that:

(a) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange);

(b) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—PFIC Status”);

(c) you own our common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend;

(d) you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e) certain other conditions are met.

Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount that is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income” and if you are an individual, estate or trust, then any loss derived by you from a subsequent sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that dividends you receive from us will be eligible for the preferential 15% rate. Dividends you receive from us that are not eligible for the preferential rate of 15% will be taxed at the ordinary income rates.

In addition, even if we are not a PFIC, under proposed legislation, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. holders who are individuals, estates or trusts would not be eligible for the 15% tax rate. Although the term “comprehensive income tax system” is not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands. As of the date hereof, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

Sale, Exchange or Other Disposition of Common Stock

Provided that we are not a PFIC for any taxable year, you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

PFIC Status

Special U.S. income tax rules apply to you if you hold stock in a non-U.S. corporation that is classified as a “passive foreign investment company” (or “PFIC”) for U.S. income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

(a) at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

(b) at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. In a recent published guidance, however, the IRS states that it disagrees with the holding in Tidewater, and specifies that time charters should be treated as service contracts. Since we have chartered all our vessels to unrelated charterers on the basis of time charter contracts and since we expect to continue to do so, we believe that we are not now and have never been a PFIC. Our counsel, Cravath, Swaine & Moore LLP (“Tax Counsel”), has provided us with an opinion that we should not be a PFIC based on certain representations we made to them, including representations that the terms of the Group Management Agreement, of each current shipmanagement agreement and of each time charter are consistent with normal commercial practice of the industry, and of certain assumptions made by them, including assumptions that management services will be provided in the manner described in the Group Management Agreement, and that charters will be arranged in the manner described in the time charters. However, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

As discussed below, if we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different U.S. income tax regimes, depending on whether or not you make certain elections. Additionally, you would be required to file an annual information report with the IRS for taxable years beginning on or after March 18, 2010.

Taxation of U.S. Holders That Make a Timely QEF Election

If we were a PFIC and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income”. Your adjusted tax basis in our common stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “—Taxation of U.S. Holders That Make No Election”. Additionally, to the extent any of our subsidiaries is a PFIC, your election to treat us as a “Qualifying Electing Fund” would not be effective with respect to your deemed ownership of the stock of such subsidiary and a separate QEF Election with respect to such subsidiary is required.

You would make a QEF Election by completing and filing IRS Form 8621 with your U.S. income tax return for the year for which the election is made in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF Election described above with respect to us and the relevant subsidiaries.

Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common stock is treated as “marketable stock”, you would be allowed to make a “mark-to-market” election with respect to our common stock, provided you complete and file IRS Form 8621 with your U.S. income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common stock at the end of the taxable year over your adjusted tax basis in our common stock. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common stock over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you. However, to the extent any of our subsidiaries is a PFIC, your “mark-to-market” election with respect to our common stock would not apply to your deemed ownership of the stock of such subsidiary.

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions received by you on our common stock in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our common stock) and (b) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

(i) the excess distribution or gain would be allocated ratably over your aggregate holding period for our common stock;

(ii) the amount allocated to the current taxable year would be taxed as ordinary income; and

(iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If you died while owning our common stock, your successor generally would not receive a step-up in tax basis with respect to such stock for U.S. tax purposes.

United States Federal Income Taxation of Non-U.S. Holders

You are a “non-U.S. holder” if you are a beneficial owner of our common stock (other than a partnership for U.S. tax purposes) and you are not a U.S. holder.

Distributions on Our Common Stock

You generally will not be subject to U.S. income or withholding taxes on dividends received from us with respect to our common stock, unless that income is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to those dividends, that income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Disposition of Our Common Stock

You generally will not be subject to U.S. income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

(a) the gain is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States; or

(b) you are an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. Federal income tax, net of certain deductions, at regular U.S. Federal income tax rates. If you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

United States Backup Withholding and Information Reporting

In general, if you are a non-corporate U.S. holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements and backup withholding tax if you:

(1) fail to provide us with an accurate taxpayer identification number;

(2) are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

(3) in certain circumstances, fail to comply with applicable certification requirements.

If you are a non-U.S. holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell our common stock to or through a U.S. office or broker, the payment of the sales proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee	$18,540
Printing and Engraving Expenses	58,000
Legal Fees and Expenses	1,400,000
Accountants’ Fees and Expenses	350,000
NYSE Fee	131,351
FINRA Fee	25,500
Transfer Agent’s Fees and Expenses	4,000
Miscellaneous Costs	512,609

Total	$2,500,000

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Dahlman Rose & Company, LLC
Wells Fargo Securities, LLC

Total	13,300,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $   a share under the initial public offering price. Any underwriter may allow, and such dealers may allow, a concession not in excess of $   a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,995,000 additional shares of common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $  , the total underwriters’ discounts and commissions would be $  , and total proceeds to us would be $  .

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $2.5 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CMRE”.

We and our directors, officers and our other stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•

transactions by a stockholder relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 180-day restricted period;

•	transfers by a stockholder of shares of common stock or any security convertible into common stock as a bona fide gift;

•	distributions by a stockholder of shares of common stock or any security convertible into common stock to limited partners or stockholders of such stockholder; or

•

transfers by a stockholder of shares of common stock or any security convertible into common stock to any immediate family member of such stockholder or any trust or other entity for the direct or indirect benefit of such stockholder or the immediate family of such stockholder.

provided, with respect to the transfers described in the last three bullet points above, that any donee, distributee, transferee or beneficiary agrees to be subject to the restrictions described in this paragraph and no filing under Section 16(a) of the Exchange Act is required or voluntarily made.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the overallotment option. The underwriters can close out a covered short sale by exercising the overallotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the overallotment option. The underwriters may also sell shares in excess of the overallotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us, for which they received or will receive customary fees and expenses. Charlotte Stratos, who has agreed to join our board of directors upon completion of this offering, is a consulting Senior Advisor to the Investment Banking Division of Morgan Stanley & Co. Incorporated, one of the underwriters of this offering.

A prospectus in electronic format may be made available on the internet sites or through other on-line services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms on-line and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders on-line. The underwriters may agree with us to allocate a specific number of shares for sale to on-line brokerage account holders. Any such allocation for on-line distributions will be made by the representative on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and our industry in general, our revenues, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-revenues ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those in which we engage. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•

in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive, provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state. We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

This document, as well as any other material relating to the shares that are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who purchase the shares without the intention of distributing them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without the express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Dubai International Financial Centre

The information in this document is being communicated by Morgan Stanley & Co. International plc (DIFC Branch) and Merrill Lynch International, both regulated by the Dubai Financial Services Authority (“DFSA”). This document relates to an exempt offer in accordance with the Offered Securities Rules of the DFSA. This document is intended for distribution only to Professional Clients, as defined by the DFSA. The financial products or financial services to which the material relates will only be made available to customers satisfying the regulatory criteria of a Professional Client. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers, as defined by the DFSA. The DFSA has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares that are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares should conduct their own due diligence. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

The validity of the common stock offered by this prospectus, the matter of enforcement of judgments in the Marshall Islands, Marshall Islands tax considerations and Liberian tax considerations will be passed upon for us by Cozen O’Connor, New York, New York. United States legal matters related to this offering and certain matters relating to U.S. Federal income taxation will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. The underwriters are being represented by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

The consolidated financial statements of Costamare Inc. as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and registration statement have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere, and are included in reliance upon such report, given on the authority of such firm, as experts in accounting and auditing.

The discussion contained under the section of this prospectus entitled “The International Containership Industry” has been reviewed by Clarkson Research Services Limited, which has confirmed to us that it accurately describes the international shipping markets, as indicated in the consent of Clarkson Research Services Limited included as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common stock offered hereby. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we have filed. For further information regarding us and the common stock offered in this prospectus, you should review the full registration statement, including the exhibits attached thereto. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-800-SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We will furnish holders of common stock with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year, which quarterly financial data we intend to be reviewed by our independent registered public accounting firm pursuant to the Statement on Auditing Standards 100. The audited financial statements will be prepared in accordance with GAAP and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer”, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but will be required to furnish those proxy statements to stockholders under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer”, we will be exempt from the rules under the Exchange Act relating to short-swing profit reporting and liability.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands corporation and our executive offices are located outside of the United States in Athens, Greece. Our registered address in the Marshall Islands is Trust Company Complex,

Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of The Marshall Islands, Inc. All of our directors and officers and some of the experts in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. Federal or state securities laws.

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Address commission. Commission payable by the shipowner to the charterer, expressed as a percentage of the freight or hire. Although this commission was sought by charterers as a means of reducing the freight or hire, these are capable of being adjusted or increased by the shipowner.

Annual survey. The inspection of a ship carried out at intervals of about 12 months for the purpose of maintaining class in accordance with the rules of the classification society.

Ballast. A substance, usually water, used to improve the stability and control the draft of a ship.

Bareboat charter. A charter of a ship under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the voyage expenses, vessel operating expenses and for the management of the ship, including crewing. In this case, all voyage related costs, including vessel fuel “bunker” and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are paid by the charterer. A bareboat charter is also known as a “demise charter” or a “time charter by demise” and involves the use of a vessel over long periods of time, usually ranging over several years. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Beam. The width of a vessel at its widest point; breadth.

Bunkers. Heavy fuel and diesel oil used to power a ship’s engines.

Charter. The hire of a ship for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is commonly called a charter party.

Charterer. The party that hires a ship for a period of time.

Charter hire. A sum of money paid to the shipowner by a charterer for the use of a ship. Charter hire paid under an operating charter is also known as “freight”.

Charter-in. A lease of a vessel by which the owners of a vessel sublet or let the entire vessel, or some principal part of the vessel, to another party that uses the vessel for its own account under its charge.

Charter owner. Owners of containerships that charter vessels to shipping service operators, known as liner companies, rather than directly operating container shipping services for shippers.

Classification society. An independent organization that certifies that a ship has been built and maintained according to the organization’s rules for that type of ship and complies with the applicable rules and regulations of the country of the ship’s registry and the international conventions of which that country is a member. A ship that receives its certification is referred to as being “in-class”.

Containers. Metal boxes of standard dimensions, generally either 20 feet or 40 feet long, 8.5 feet high and 8 feet wide, used to transport various cargo.

Containership. Vessels which are specially designed and built to carry containers.

Deadweight Ton. (or “dwt”) A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons. A vessel’s deadweight or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Demurrage. The delaying of a ship caused by a voyage charterer’s failure to take on or discharge its cargo before the time of scheduled departure. The term is also used to describe the payment owed by the voyage charterer for such a delay.

Drydocking. The removal of a ship from the water for inspection and repair of those parts of a ship that are below the water line. During drydocking, which is required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings for containerships are generally required once every five years, as part of a Special Survey.

Feeder. A vessel that is part of a cargo network in which the larger, faster vessels only call at the major ports at both ends of the area being covered and the smaller ports are served by the smaller feeder vessels, which transfer the cargo to and from the major port terminals. This process keeps the larger vessels filled closer to capacity and spares them the expense and loss of time loading and unloading cargo in the smaller ports.

Fully cellular containership. A vessel specifically designed to carry ISO standard containers, with cell-guides under deck and necessary fittings and equipment on deck.

Gear. On-board equipment used to load and unload vessels.

Geared. A vessel outfitted with equipment to load and unload its cargo.

Gearless. A vessel that lacks its own equipment to load and unload cargo.

Hull. Shell or body of a ship.

IMO. International Maritime Organization, a United Nations agency that issues international regulations and standards for shipping.

Intermediate survey. The inspection of a ship by a classification society surveyor that takes place 24 to 36 months after each Special Survey.

ISM Code. The International Management Code for the Safe Operations and for Pollution Prevention, as adopted by the International Maritime Organization.

Lightweight Ton. (or “lwt”) A unit of a vessel’s physical weight. A vessel’s lightweight is the physical weight of the vessel and represents the amount of recoverable steel in the vessel. The value of a vessel to a breaker is determined by multiplying the vessel’s lightweight by the price of scrap steel.

Liner company. A company that operates ocean carriers that carry many different cargoes on the same voyage on regular schedules.

LOA. Length overall.

Newbuild. A new ship under construction or just completed.

Off-hire. The period in which a ship is not available for service under a time charter and, accordingly, the charterer is generally not required to pay the hire rate. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

OPA. Oil Pollution Act of 1990 of the United States (as amended).

Operating Days. The aggregate number of days in a period during which each vessel in the fleet is owned.

Orderbook. A reference to outstanding orders for the construction of vessels.

Panamax. The largest size of vessel capable of transiting the Panama Canal.

Post-Panamax. A vessel with a beam of more than 33 meters that cannot transit the Panama Canal.

Protection and indemnity insurance. Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Scrapping. The sale of a ship as scrap metal.

Sister ships. Ships of the same class and specifications typically built at the same shipyard.

SOLAS. The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special survey. The inspection of a ship by a classification society surveyor that takes place every five years, as part of the recertification of the ship by a classification society.

Spot charter. A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short-term duration, mostly constituting a single voyage between one load port and one discharge port.

Spot market. The market for charters of vessels with durations of less than one year.

Standing slot capacity. Nominal static ship container capacity.

TEU. Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

Time charter. A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional operating insurance. The shipowner is paid charterhire, which accrues on a daily basis.

Ton and tonnes. Each means metric tons.

Vessel operating expenses. The costs of operating a ship, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance.

Voyage expenses. Voyage expenses include port and canal charges and bunker (fuel) expenses, address commissions and brokerage commissions.

COSTAMARE INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Costamare Inc.

We have audited the accompanying consolidated balance sheets of Costamare Inc. as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Costamare Inc. at December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece

June 30, 2010
(except for Note 16(i) as to which the date is July 20, 2010 and Notes 16(j) and 16(k), as to which the date is October 19, 2010).

COSTAMARE INC.
Consolidated Balance Sheets
As of December 31, 2008 and 2009
(Expressed in thousands of U.S. dollars)

	2008	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$90,262	$12,282
Restricted cash	4,495	4,248
Receivables	1,096	3,135
Inventories (Note 5)	12,587	11,479
Due from related parties (Note 3)	4,957	419
Fair value of derivatives (Note 14)	2,636	44
Insurance claims receivable	3,148	676
Accrued charter revenue	218	3,218
Prepayments and other	2,096	1,665
Investments	—	8,188
Vessels held for sale	—	2,951

Total current assets	121,495	48,305

FIXED ASSETS, NET:
Advances for vessel acquisitions (Note 3)	—	94,455
Vessels, net (Note 6)	1,572,116	1,465,644
Total fixed assets, net	1,572,116	1,560,099
OTHER NON CURRENT ASSETS:
Investments (Note 4)	35,864	6,190
Deferred charges, net (Note 7)	34,408	27,519
Due from related companies (Note 3)	7,887	7,887
Restricted cash	43,056	40,252
Accrued charter revenue	674	20,048

Total assets	$1,815,500	$1,710,300

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$94,735	$93,856
Accounts payable	3,826	8,822
Due to related parties (Note 3)	270	7,253
Accrued liabilities	14,803	6,356
Unearned revenue (Note 9)	6,618	2,136
Fair value of derivatives (Note 14)	32,657	52,305
Dividends payable (Note 1)	131,000	10,000
Other current liabilities (Note 10)	3,625	2,543

Total current liabilities	287,534	183,271

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 8)	1,435,213	1,341,737
Fair value of derivatives, net of current portion (Note 14)	99,685	28,855
Unearned revenue, net of current portion	3,818	1,215

Total non-current liabilities	1,538,716	1,371,807

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common Stock (Note 11)	—	—
Additional paid-in capital	325,482	372,034
Other comprehensive loss	(103,369)	(60,648)
Retained earnings (accumulated deficit)	(232,863)	(156,164)

Total stockholders’ equity/(deficit)	(10,750)	155,222

Total liabilities and stockholders’ equity/(deficit)	$1,815,500	$1,710,300

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Consolidated Statement of Income
For the years ended December 31, 2007, 2008 and 2009
(Expressed in thousands of U.S. dollars)

	2007	2008	2009
REVENUES:
Voyage revenue	$370,121	$426,348	$399,939
EXPENSES:
Voyage expenses	(2,780)	(3,735)	(3,075)
Vessels’ operating expenses	(124,666)	(148,350)	(114,515)
General and administrative expenses	(358)	(2,238)	(1,236)
General and administrative expenses—related parties (Note 3)	(108)	(370)	(480)
Management fees—related parties (Note 3)	(11,812)	(13,541)	(12,231)
Amortization of dry-docking and special survey costs (Note 7)	(3,095)	(6,722)	(7,986)
Depreciation (Note 6)	(50,710)	(72,256)	(71,148)
Gain on sale of vessels (Note 6)	—	95	2,854
Foreign exchange gains / (losses)	(579)	235	(535)
Other income / (expenses)	(301)	37	—

Operating income	175,712	179,503	191,587

OTHER INCOME (EXPENSES):
Interest income	3,589	5,575	2,672
Interest and finance costs (Note 12)	(62,568)	(68,420)	(86,817)
Other	188	109	3,892
Gain (loss) on derivative instruments (Note 14)	(1,498)	(16,988)	5,595

Total other income (expenses)	(60,289)	(79,724)	(74,658)

Net Income	$115,423	$99,779	$116,929

Earnings per common share, basic and diluted (Note 16(i))	$2.46	$2.12	$2.49

Weighted average number of shares, basic diluted	47,000,000	47,000,000	47,000,000

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Consolidated Statement of Stockholder’s Equity
For the years ended December 31, 2007, 2008 and 2009
(Expressed in thousands of U.S. dollars)

	Comprehensive Income	Common Stock		Additional Paid-in Capital	Accumulated Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
		# of shares	Par value
BALANCE, December 31, 2006		—	—	32,110	—	414,342	446,452
- Net income	115,423	—	—	—	—	115,423	115,423
- Stockholders’ contributions to predecessor companies		—	—	48,150	—	—	48,150
- Dividends paid by the predecessor companies		—	—	—	—	(88,572)	(88,572)

- Comprehensive income	115,423

BALANCE, December 31, 2007		—	—	80,260	—	441,193	521,453
- Net income	99,779	—	—	—	—	99,779	99,779
- Stockholders’ contributions to predecessor companies		—	—	20,255	—	—	20,255
- Dividends paid by the predecessor companies		—	—	—	—	(10,778)	(10,778)
- Contribution of shares of predecessor companies and the extinguishment of bank debt of predecessor companies less assets received in exchange for the issuance of 1,000,000 shares of common stock with $0.0001 par value (Note 1)		1,000,000	—	222,167	—	(363,057)	(140,890)
- Distribution to Stockholders in connection with the MSA (Note 1)		—	—	—	—	(400,000)	(400,000)
- Unrealized loss on cash flow hedges and unrealized gain on securities available for sale, net	(103,369)	—	—	—	(103,369)	—	(103,369)
- Stockholders’ contributions		—	—	2,800	—	—	2,800

- Comprehensive loss	(3,590)

BALANCE, December 31, 2008		1,000,000	—	325,482	(103,369)	(232,863)	(10,750)
- Net income	116,929	—	—	—	—	116,929	116,929
- Contribution of shares of Uriza Shipping Co. (Note 1)		—	—	46,552	—	—	46,552
- Dividends declared		—	—	—	—	(40,230)	(40,230)
- Unrealized gain on cash flow hedges and unrealized gain on securities available for sale, net	42,721	—	—	—	42,721	—	42,721

- Comprehensive income	159,650

BALANCE, December 31, 2009		1,000,000	—	372,034	(60,648)	(156,164)	155,222

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2008 and 2009
(Expressed in thousands of U.S. dollars)

	2007	2008	2009
Cash Flows from Operating Activities:
Net income:	$115,423	$99,779	$116,929
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	50,710	72,256	71,148
Amortization of financing costs	190	964	746
Amortization of deferred drydocking and special survey	3,095	6,722	7,986
Amortization of unearned revenue	(6,295)	(1,636)	(3,378)
Loss (gain) on derivative instruments	1,501	16,657	(5,595)
Gain on sale of vessels	—	(95)	(2,854)
Gain on sale of investments	—	(341)	(108)
Changes in operating assets and liabilities:
Receivables	(909)	705	(2,039)
Due from related parties	1,825	95,274	4,538
Inventories	(1,835)	(1,303)	1,108
Claims receivable	—	(3,148)	2,472
Prepayments and other	(636)	137	431
Accounts payable	2,566	(4,406)	4,996
Due to related parties	—	270	6,983
Accrued liabilities	2,908	(4,210)	(8,447)
Unearned revenue	4,682	(4,088)	(3,906)
Other liabilities	1,434	(3,779)	(692)
Drydockings	(10,095)	(23,362)	(6,051)
Accrued charter revenue	2,055	1,122	(22,374)

Net Cash provided by Operating Activities	166,619	247,518	161,893

Cash Flows from Investing Activities:
Advances for vessel acquisitions	(11,500)	—	(47,903)
Vessels acquisitions / Additions to vessel cost	(246,050)	(104,194)	(8,864)
Purchase of available for sale securities	—	(56,881)	—
Proceeds from sale of available for sale of securities	—	21,674	21,421
Proceeds from the sale of vessels	—	1,100	48,157

Net Cash provided by (used in) Investing Activities	(257,550)	(138,301)	12,811

Cash Flows from Financing Activities:
Stockholders’ contributions	48,150	23,055	—
Proceeds from long-term debt	246,100	1,161,413	30,000
Repayment of long-term debt	(111,996)	(734,391)	(124,355)
Payment of financing costs	(583)	(4,387)	(150)
Dividends paid to stockholders of predecessor companies	(88,572)	(10,778)	—
Dividends paid	—	—	(30,230)
Debt repaid, net of assets acquired in reorganization (Note 1)	—	(140,890)	—
Distribution paid to stockholders with reorganization (Note 1)	—	(269,000)	(131,000)
(Increase) decrease in restricted cash	—	(47,551)	3,051

Net Cash provided by (used in) Financing Activities	93,099	(22,529)	(252,684)

Net increase / (decrease) in cash and cash equivalents	2,168	86,688	(77,980)
Cash and cash equivalents at beginning of the year	1,406	3,574	90,262
Cash and cash equivalents at end of the year	$3,574	$90,262	$12,282

SUPPLEMENTAL CASH INFORMATION
Cash paid during the year for interest, net of amounts capitalized	$64,560	$71,376	$52,176

Non-cash financing activities:
Fair value of charters assumed in acquisition of vessels	$4,800	$2,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1. BASIS OF PRESENTATION AND GENERAL INFORMATION:

Costamare Inc. (“Costamare”), a Marshall Islands corporation was incorporated on April 21, 2008, as part of a reorganization to acquire the ownership interest in 53 ship-owning companies (collectively the “predecessor companies”) owned by the Konstantakopoulos Family (Vasileios Konstantakopoulos and his three sons Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”). Unless otherwise indicated, references hereafter to the “Company” refer to Costamare Inc. and any one or more of its subsidiaries or their predecessors, or to such entities collectively.

The Family as shareholders of 53 predecessor companies and 53 predecessor companies along with Costamare Shipping Company S.A. (“Costamare Shipping” or “Manager”), a ship management company wholly owned by Vasileios Konstantakopoulos, as agent for the Family and 53 predecessor companies entered, as of May 30, 2008, into a Master Sales Agreement (“MSA”) with Costamare in respect of the above mentioned reorganization. Under the MSA, the Family agreed to sell shares or vessels of each of the predecessor companies to Costamare or to newly formed subsidiaries of Costamare, at Costamare’s option, by April 30, 2009. As a result, subsidiaries of Costamare acquired 28 vessels and part of their related assets from 28 of the predecessor companies and assumed or repaid related bank debt and other liabilities and Costamare acquired the shares of each of 25 predecessor companies during the period from June 25 to November 20, 2008; in return Costamare made a distribution to the shareholders of the predecessor companies totaling $400,000 through Costamare Shipping, as agent for the sellers ($269,000 of which was paid as of December 31, 2008 and $131,000 during the period from January 1, 2009 to April 23, 2009). In addition, Costamare agreed to assume Costamare Shipping’s guarantees with respect to the performance of 22 charters and 6 loans of subsidiaries.

As the Family is the sole shareholder of Costamare, holding all of the issued and outstanding share capital of Costamare which consists of 1,000,000 shares, par value of $0.0001 each, and previously owned 100% of the predecessor companies, there is no change in ownership or control of the business, and therefore the transaction constitutes a reorganization of companies under common control, and is accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the predecessor companies along with Costamare from the date of its inception have been presented using combined historical carrying costs of the assets and liabilities of the predecessor companies, and present the consolidated financial position and results of operations as if Costamare and its wholly owned subsidiaries and the predecessor companies (collectively referred to as the Company) were consolidated for all periods presented.

In June 2009 the Family, being the shareholders of Uriza Shipping Co., owner of a vessel under construction (Note 16(e)), transferred their shares of Uriza Shipping Co. to the Company. Since the Family was the ultimate shareholder of Uriza Shipping Co. before and after the transfer of shares the transaction was accounted for at historical cost.

As of December 31, 2008 and 2009 the Company owned and operated a fleet of 52 and 44 container vessels with a total carrying capacity of approximately 224,692 TEU and 214,117 TEU, respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia, providing worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long, medium and short-term time charters.

At December 31, 2009, Costamare has fourteen wholly-owned subsidiaries, all incorporated in the Republic of Liberia out of which ten sold their vessels in 2009 and became dormant, three were established in 2008 to be used for future vessel acquisitions and one owns a vessel under construction.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1. Basis of Presentation and General Information (continued):

As of December 31, 2009, the Company is comprised of Costamare and the following wholly-owned subsidiaries:

	Subsidiary	Vessel Name
1.	Achilleas Maritime Corporation	Maersk Kobe
2.	Alexia Transport Corp.	Zim Piraeus
3.	Angistri Corporation	Zim New York
4.	Bullow Investments Inc.	MSC Mykonos
5.	Burton Shipping Co.	MSC Sudan
6.	Capetanissa Maritime Corporation	Cosco Beijing
7.	Caravokyra Maritime Corporation	Cosco Hellas
8.	Christos Maritime Corporation	Sealand Washington
9.	Cornas Shipping Co.	MSC Mexico
10.	Costachille Maritime Corporation	Cosco Yantian
11.	Costis Maritime Corporation	Sealand New York
12.	Denor Shipping Co.	Horizon
13.	Dino Shipping Co.	Sealand Michigan
14.	Douro Shipping Co.	MSC Germany (Note 6)
15.	Fanakos Maritime Corporation	Oakland Express
16.	Fastsailing Maritime Co.	Zim Shanghai
17.	Flow Shipping Co.	New York Express
18.	Grappa Shipping Co.	Cap Akritas
19.	Guildmore Navigation S.A.	MSC Austria (ex. Maersk Toyama)
20.	Honaker Shipping Company	MSC Washington
21.	Kalamata Shipping Corporation	Maersk Kolkata
22.	Kelsen Shipping Co.	Maersk Kure
23.	Lang Shipping Co.	Hyundai Challenger
24.	Lege Shipping Co.	MSC Fado (ex. Westmed II)
25.	Lytton Shipping Co.	Garden
26.	Marathos Shipping Inc.	MSC Mandraki
27.	Marina Maritime Corporation	Cosco Ningbo
28.	Marvista Maritime Inc.	MSC Kyoto
29.	Mas Shipping Co.	Maersk Kokura
30.	Mera Shipping Co.	MSC Sierra
31.	Merin Shipping Co.	Gather
32.	Merten Shipping Co.	Maersk Kalamata
33.	Miko Shipping Co.	Sealand Illinois
34.	Montes Shipping Co.	Maersk Kawasaki
35.	Navarino Maritime Corporation	Maersk Kingston
36.	Nigel Shipping Co.	MSC Sicily
37.	Ray Shipping Co.	MSC Tuscany
38.	Rena Maritime Corporation	Cosco Guangzhou

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1. Basis of Presentation and General Information (continued):

	Subsidiary	Vessel Name
39.	Sea Elf Maritime Inc.	MSC Toba
40.	Sims Shipping Co.	MSC Namibia
41.	Takoulis Maritime Corporation	Singapore Express
42.	West End Shipping Co. Ltd.	MSC Antwerp (ex. Sophia Britannia)
43.	Venor Shipping Co.	Genius (acquired in 2009)
44.	Volk Shipping Co.	Gifted (acquired in 2009)
45.	Uriza Shipping Co.	Hull 1512A (Note 16(e))
46.	Warrick Shipping Co.	Liguria (sold in 2009)
47.	Royce Shipping Co.	Gem (sold in 2009)
48.	Ronda Shipping Co.	MSC Togo (sold in 2009)
49.	Mabel Shipping Co.	City Of Glasgow (sold in 2009)
50.	Idea Shipping Co.	MSC Venice (sold in 2009)
51.	Erin Shipping Co.	Gentle (sold in 2009)
52.	Dome Shipping Co.	MSC Yokohama (sold in 2009)
53.	Davies Shipping Co.	MSC Antwerp (sold in 2009)
54.	Convey Shipping Co.	MSC Austria (sold in 2009)
55.	Brookes Shipping Co.	MSC Romania II (sold in 2009)
56.	Simone Shipping Co.
57.	Cagney Shipping Co.
58.	Madelia Shipping Co.

2. SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of Costamare and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Costamare as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810 “Consolidation,” (formerly ARB No. 51) a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The Holding Company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest.

Variable interest entities (“VIE”) are entities as defined under Statement of Financial Accounting Standards (“SFAS”) No. 46(R), “Consolidation of Variable Interest Entities”, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2008 and 2009, no such interest existed.

(b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Other Comprehensive Income (loss): The Company follows the provisions of ASC 220 Comprehensive Income (formerly SFAS No. 130), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. For the year ended December 31, 2007, the Company had no such transactions which affected comprehensive income / (loss) and, accordingly, comprehensive income was equal to net income. In 2008 other comprehensive income decreased with losses of $103,369 and in 2009 other comprehensive income increased with gains of $42,721 relating to the change of the fair value of derivatives that qualify for hedge accounting and the fair value of bonds. For the year ended December 31, 2008, comprehensive loss amounted to $3,590 and for the year ended December 31, 2009, comprehensive income amounted to $159,650.

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars. The Company’s books of accounts are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

(e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f) Restricted Cash: Restricted cash is additional minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements. Restricted cash includes bank deposits and deposits in so-called “retention accounts” that are required under the Company’s borrowing arrangements which are used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayment.

(g) Receivables: The amount shown as receivable, at each balance sheet date, includes receivables from charterers for hire, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2008 and 2009.

(h) Inventories: Inventories consist of bunkers, lubricants and spare parts (propellers and tail shafts) which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

(i) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, and the claim is not subject to litigation.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(j) Available-for-Sale Securities: Investments consisting of marketable government bonds (see Note 4) are classified as available-for-sale securities, and reported at fair value as determined based on quoted market prices. Those investments with maturities of less than one year from the balance sheet date are considered short-term investments. Investments with maturities greater than one year from the balance sheet date are considered long-term investments. Unrealized gains and losses are reported in Accumulated other comprehensive income, with realized gains and losses recognized upon sale of the security and reported in investment income.

(k) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessel’s remaining estimated economic useful life, after considering the estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate (in the range of $0.150 to $0.250 per ton). Management estimates the useful life of the Company’s vessels to be 30 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(l) Accrued Charter Revenue/Unearned Revenue: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired from entities that are not under common control. This policy does not apply when a vessel is acquired from entities that are under common control. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as accrued charter revenue. When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter free basis, is recorded as unearned revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

(m) Impairment of Long-Lived Assets: The Company uses ASC 360 “Property plant and equipment” (formerly SFAS No. 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

As of December 31, 2009, the Company concluded that events occurred and circumstances had changed, which triggered the existence of potential impairment of its long-lived assets. These indicators included deterioration in the spot market, vessels’ market values and the potential impact the current marketplace may have on its future operations. As a result, the Company performed an impairment assessment of the Company’s long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. The Company’s strategy is mainly to charter its vessels under long term, fixed rate time charters, providing the Company with contracted future cash flows. The significant factors and assumptions the Company used in its undiscounted projected net operating

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

cash flow analysis included, among other things, voyage revenues, off-hire days, drydocking and special survey costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of the fixed charter term of the current charter of each vessel, plus, historical average time charter rates for the remaining life of the vessel after the fixed charter term. In addition, the Company used an annual operating expenses inflation factor and estimations of scheduled and unscheduled off-hire days based on historical experience.

The Company’s assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2009, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel. No impairment loss was recorded in 2007 and 2008.

(n) Reporting Assets held for sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2009, the vessel MSC Germany was classified as held for sale (Note 6).

(o) Accounting for Special Survey and Drydocking Costs: The Company follows the deferral method of accounting for special survey and drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the drydocking or special survey. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized drydocking and special survey balances of vessels that are classified as Assets held for sale and are not recoverable as of the date of such classification are immediately written off to the income statement.

(p) Financing Costs: Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.

(q) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

(r) Voyage Revenues: Voyage Revenues are generated from time charter agreements and are usually paid 15 days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the charter are recorded as service is provided, when they become fixed and

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight line basis as the average revenue over the rental periods of such agreements, as service is performed. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Unearned revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated.

Revenues for 2007, 2008 and 2009 derived from significant charterers as follows (in percentages of total revenues):

	2007	2008	2009
A	20%	18%	18%
B	37%	38%	38%
C	20%	15%	17%
D	11%	—	—

Total	88%	71%	73%

(s) Voyage Expenses: Voyage expenses primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

(t) Repairs and Maintenance: All repair and maintenance expenses, including underwater inspection expenses, are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(u) Derivative Financial Instruments: The Company enters into interest rate swap contracts to manage its exposure to fluctuations of interest rate risks associated with specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. The Company may re-designate an undesignated hedge after its inception as a hedge but then will consider its non zero value at re-designation in its assessment of effectiveness of the cash flow hedge.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow.

The Company also formally assesses, both at the hedge’s inception and, on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. The Company considers a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, in accordance with ASC 815 “Derivatives and Hedging” (formerly FAS133).

The Company also enters forward exchange rate contracts to manage its exposure to currency exchange risk on certain foreign currency liabilities. The Company has not designated these forward exchange rate contracts for hedge accounting.

(v) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2009.

(w) Fair Value Measurements: The Company adopted, as of January 1, 2008, ASC 820 “Fair Value Measurements and Disclosures” (formerly SFAS 157), which defines, and provides guidance as to the measurement of fair value. This standard creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. The statement was effective for the Company as of January 1, 2008, excluding certain non-financial assets and non-financial liabilities, for which the statement is effective for fiscal years beginning after November 15, 2008 and its adoption did not have a significant impact on the Company’s financial position or results of operations (Notes 14 and 15).

ASC 825 “Financial Instruments” (formerly SFAS 159), permits companies to report certain financial assets and financial liabilities at fair value. ASC 825 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value.

The Company has evaluated the guidance contained in ASC 825, and has elected not to report any existing financial assets or liabilities at fair value that are not already so reported; therefore, the adoption of the statement had no impact on its financial position and results of operations. The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this standard.

(x) Segmental Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(y) Recent Accounting Pronouncements: In December 2007, the Financial Accounting Standard Board (the “FASB”) issued new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance became effective for the Company for the fiscal year beginning January 1, 2009 and did not have any impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued guidance for business combinations designed to improve the relevance, representational fairness, comparability and information that a reporting entity provides about a business combination and its effects. The adoption of the guidance did not have any effect on the Company’s consolidated financial statements.

In May 2009, the FASB issued ASC 855, “Subsequent events”, which established general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. These standards introduce the concept of financial statements being available to be issued. The Company has adopted ASC 855 for the financial period ended December 31, 2009. The adoption of this Statement does not result in significant changes in the subsequent events that an entity reports—either through recognition or disclosure—in its financial statements. In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), which amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendment removes the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. The amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of ASU 2010-09 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2009, the Financial Accounting Standards Board issued ASC 860, Transfers and Servicing, (an Amendment to ASC 860) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not expect the adoption of ASC 860 to have an effect on the consolidated financial statements.

In June 2009, the Financial Accounting Standards Board issued ASC 810, Consolidation, to improve financial reporting by enterprises involved with variable interest entities. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not anticipate the adoption of this guidance will have any impact on its financial position or results of operations.

In June 2009, the FASB issued Statement of Financial Accounting Standard No. 167 (SFAS No. 167), “Amendments to FASB Interpretation No. 46(R)”, improving financial reporting by enterprises involved with variable interest entities. SFAS No. 167 is currently being processed for inclusion in the ASC 810, “Consolidation.” SFAS No. 167 addresses (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” already

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

codified in ASC 810 “Consolidation,” SFAS No. 167 addresses (1) the effects on certain provisions as a result of the elimination of the qualifying special-purpose entity concept, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. SFAS No. 167 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not anticipate the adoption of this guidance will have any impact on its financial position or results of operations.

In June 2009, the FASB issued revised guidance on the consolidation of VIEs. The revised guidance replaces the quantitative-based risks and rewards calculation for determining the primary beneficiary of a VIE with a qualitative approach that focuses on identifying which enterprise has a controlling financial interest in a VIE. The Company does not expect the adoption of the new guidance to have an effect on its interim consolidated unaudited statement of financial position, results of operations or cash flows. As of December 31, 2009 and 2008, no such interest existed.

In June 2009, the FASB issued “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (the “Statement”). The objective of the Statement is to establish the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. On the effective date of this Statement, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative.

In January 2010, the FASB issued an Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving disclosures about Fair Value Measurements.” The updated guidance requires new disclosures to separately disclose the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, settlements. The updated guidance also clarifies existing disclosures related to the level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods with those fiscal years. The Company does not anticipate the adoption of this guidance will have any impact on its financial position or results of operations.

3. TRANSACTIONS WITH RELATED PARTIES:

(a) Costamare Shipping Company S.A. (the “Manager” or “Costamare Shipping”): Costamare Shipping is a ship management company wholly owned by Vasileios Konstantakopoulos, (Note 16(g)) and as such is not part of the consolidated group of the Company, but is a related party, providing both the commercial and technical management of the Company’s vessels flying the Greek and the Hong Kong flags, subcontracting the technical management of the latter to Shanghai Costamare Ship

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3. Transactions With Related Parties (continued):

Management Co., Ltd. (“Shanghai Costamare”), also a related party, under separate management agreements executed between Costamare Shipping and Shanghai Costamare for each vessel in exchange for a daily fixed fee. Costamare Shipping is providing a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, under separate management agreements signed between the Manager and each vessel owning company, in exchange for a daily fixed fee. Costamare Shipping has also undertaken the commercial management of the Company’s vessels flying flags other than Greek and Hong Kong under separate commercial management agreements with each respective ship-owning company. The technical management of such vessels is performed by CIEL Shipmanagement S.A. (“CIEL”), a related party company incorporated in the Republic of Liberia pursuant to separate agreements signed between each ship-owning company and CIEL in exchange for a daily fixed fee. Costamare Shipping performs its services in exchange for a daily fixed fee of $0.70 (2007: $0.70, 2008: $0.70). The management agreements may be terminated by either party giving two months’ notice at any time. In addition the Manager is responsible for the commercial management of vessels flying flags other than Greek and Hong Kong at a fixed daily fee of $0.10 (2007: $0.30, 2008: $0.10). Management fees charged by the Manager in 2007, 2008 and 2009 amounted to $10,476, $10,695 and $9,521, respectively, and are included in management fees in the accompanying consolidated statements of income.

The balance due to the manager at December 31, 2009 amounted to $7,253 and is separately reflected in Due to related companies in the accompanying 2009 consolidated balance sheet. The balance due from the Manager at December 31, 2008 amounted to $2,340, and is included in Due from related companies in the accompanying 2008 consolidated balance sheet.

Furthermore, on September 5, 2008, the Company assumed from Costamare Shipping the interest rate collar swap agreement discussed in Note 14(b)(ii) at its then fair value which was a liability of $7,887. The amount is payable by Costamare Shipping within 30 months from September 5, 2008 and is separately reflected in non-current assets in the accompanying consolidated balance sheets.

(b) Ciel Shipmanagement S.A. (“CIEL”): CIEL, a Liberian corporation, is owned 50.2% by the Company’s chairman and chief executive officer and 49.8% by Dimitrios Lemonidis, CIEL’s chief executive officer. As such, CIEL is not part of the consolidated group of the Company, but is a related party. CIEL provides the Company’s vessels flying flags other than Greek and Hong Kong a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, under separate management agreements signed between CIEL and each vessel owning company, in exchange for a daily fixed fee of $0.60 per vessel (2007: $0.40, 2008: $0.60). The management agreements may be terminated by either party giving two months’ notice at any time. Management fees charged by CIEL in 2007, 2008 and 2009 amounted to $1,336, $2,846 and $2,570, respectively, and are included in management fees in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2008 and 2009 amounted to $2,617 and $419, respectively, and is included in Due from related companies in the accompanying consolidated balance sheets. Furthermore, following the sale of Windward in November 2008 CIEL charged $20 for accounting and administrative fees and in 2009 following the sale of the vessels MSC Romania II, MSC Venice, MSC Austria, MSC Togo, Gentle and Gem and following the reflagging of Horizon charged $140 for accounting and administrative fees ($20 per vessel) which are included in Management fees in the accompanying consolidated statements of income.

(c) Shanghai Costamare Ship Management Co. Ltd. (“Shanghai Costamare”): Shanghai Costamare is owned (indirectly) 70% by the Company’s chairman and chief executive officer and 30% by Zhang Lei, a Chinese national who is Shanghai Costamare’s chief executive officer. Shanghai Costamare is a related company incorporated in Peoples’ Republic of China in September 2004, where

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3. Transactions With Related Parties (continued):

our chairman and chief executive officer holds 70% interest, and as such is not part of the consolidated group of the Company, but is a related party. The technical and crew management, as well as the procurement operation of certain of the Company’s vessels that fly the Hong-Kong flag has been sub-contracted from the Manager to Shanghai Costamare. During 2007, 2008 and 2009, Shanghai Costamare billed the Company $108, $370 and $480, respectively, for market analysis and research services which are separately reflected in the accompanying consolidated statements of income. The balance due to Shanghai Costamare at December 31, 2008 and 2009, was $270 and $nil, respectively, and is included in Due to related companies in the accompanying consolidated balance sheets.

(d) Vessels’ sale to affiliated companies: In August and September 2009 the Company sold the vessels Gem and Gentle, including their charter parties, to a related company, wholly owned by Vasileios Konstantakopoulos, for $11,500 and $13,500, respectively, and realized an aggregate loss of $137 which is included in Gain (loss) on sale of vessels in the accompanying 2009 consolidated statement of income.

(e) Under construction vessel—Hull1512A: In June 2009 the Family, being the shareholders of Uriza Shipping Co., owner of under construction vessel Hull1512A, transferred their shares of Uriza Shipping Co. to the Company. The contract price amounted to $116,000 and as of December 31, 2009 the amount of $92,000 was paid to the shipyard and is included in Advances for vessel acquisitions in the accompanying 2009 consolidated balance sheet (Note 16(e)).

4. INVESTMENTS:

During 2008 the Company purchased bonds issued by the US Government and by the Province of Ontario as follows:

(a) In October 2008, two bonds issued by the US Government with principal amount of $45,000 at a purchase price of $45,686 in the aggregate. The US Government bonds have Coupon rates at 2.375% and 2.000% and mature in August and September 2010, respectively. During 2008 the Company sold part of the two above mentioned US Government bonds of principal amount of $21,000 which were purchased at $21,333 and realized a gain of $341 and in 2009 the Company sold another part of the two above mentioned US Government bonds of principal amount of $21,000 with mark-to-market value as at December 31, 2008 of $21,501 and realized a gain of $108.

(b) In December 2008, two bonds issued by the Province of Ontario with principal amount of $11,000 at a purchase price of $11,195 in the aggregate. The two Province of Ontario bonds have Coupon rates at 3.125% and 2.750% and mature in September 2010 and February 2011, respectively.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4. Investments (continued):

As at December 31, 2008 the Company held the following bonds at fair value:

Issuer	Principal amount	Invested amount	Coupon rate	Maturity	Market Value December 31, 2008
Non-current assets:
US Government	5,000	5,103	2.375%	August 31, 2010	5,195
US Government	19,000	19,250	2.000%	September 30, 2010	19,590
Province of Ontario	5,000	5,112	3.125%	September 8, 2010	5,042
Province of Ontario	6,000	6,083	2.750%	February 22, 2011	6,037

Total	35,000	35,548			35,864

As at December 31, 2009 the Company held the following bonds at fair value:

Issuer	Principal amount	Invested amount	Coupon rate	Maturity	Market Value December 31, 2009
Current assets:
US Government	3,000	3,041	2.000%	September 30, 2010	3,051
Province of Ontario	5,000	5,112	3.125%	September 8, 2010	5,137

Total	8,000	8,153			8,188

Non-current assets:
Province of Ontario	6,000	6,083	2.750%	February 22, 2011	6,190

Total	6,000	6,083			6,190

The total fair value change of the bonds for the period from their acquisition to December 31, 2008 amounted to an unrealized gain of $316 which is included in Other Comprehensive Income/Loss and the total fair value change of the bonds for the year ended December 31, 2009 amounted to an unrealized gain of $15 which is included in Other Comprehensive Income/Loss.

5. INVENTORIES:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2008	2009
Bunkers	729	—
Lubricants	10,187	9,912
Spare parts	1,671	1,567

Total	12,587	11,479

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

6. VESSELS, NET:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2007	1,734,536	(406,993)	1,327,543
- Vessel acquisitions and other vessels’ costs	250,850	—	250,850
- Depreciation	—	(50,710)	(50,710)

Balance, December 31, 2007	1,985,386	(457,703)	1,527,683
- Vessel acquisitions and other vessels’ costs	117,694	—	117,694
- Depreciation	—	(72,256)	(72,256)
- Disposals	(5,500)	4,495	(1,005)

Balance, December 31, 2008	2,097,580	(525,464)	1,572,116
- Depreciation	—	(71,148)	(71,148)
- Transfer to assets held for sale	(1,810)	—	(1,810)
- Vessel acquisitions and other vessels’ cost	8,864	—	8,864
- Disposals	(66,860)	24,482	(42,378)

Balance, December 31, 2009	2,037,774	(572,130)	1,465,644

During 2007, the Company acquired five secondhand container vessels, for an aggregate consideration of $246,050. Three of the vessels acquired were under existing time charter agreements which the Company agreed to assume through arrangements with the respective charterers. The Company, upon delivery of each of the above vessels, evaluated the charter contracts assumed and recognized a liability of $4,800 with a corresponding increase in the vessels’ purchase price.

During 2007, the Company concluded two Memoranda of Agreement to acquire two secondhand container vessels, the Gem and Maersk Kokura; for $115,000 in aggregate. The Company took delivery of these two secondhand container vessels, for an aggregate cost of $115,450 ($115,000 of contract price and $450 of brokerage commission cost) during the first quarter of 2008. Both of the vessels acquired were under existing time charter agreements which the Company agreed to assume through arrangements with the respective charterers. The Company, upon delivery of each of the above vessels, evaluated the charter contracts assumed and recognized a liability of $2,000 with a corresponding increase in the vessels’ purchase price.

The unamortized balance of the liability derived from the assumed charter discussed above as at December 31, 2008 and 2009 totaled $5,294 and $1,865, respectively, and is included in current and non-current Unearned revenue (Note 9).

In November 2008, the Company scrapped the vessel Windward for $1,100, net of brokerage commissions and other expenses. The realized gain of $95 is separately reflected in the accompanying 2008 consolidated statement of income.

In August and September 2009, the Company acquired the secondhand container vessels Gifted and Genius at an aggregate price of $8,270.

In August and September 2009, the Company sold the container vessels Gem and Gentle to a related company (Note 3) at a price of $11,500 and $13,500, respectively, and realized an aggregate loss of $137 which is included in Gain (loss) on sale of vessels, net in the accompanying 2009 consolidated statement of income (Note 3).

During 2009, the Company sold for scrap the container vessels MSC Austria, Liguria, City of Glasgow, MSC Togo, MSC Yokohama, MSC Venice, MSC Romania II and MSC Antwerp at an aggregate price of $23,157 and realized an aggregate capital net gain of $2,991 which is included in Gain (loss) on sale of vessels, net in the accompanying 2009 consolidated statement of income.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

6. Vessels, Net (continued):

On December 17, 2009, the Company concluded a Memorandum of agreement to scrap the vessel MSC Germany at a price of $5,770. Therefore the vessel’s carrying value at December 31, 2009 has been classified as Asset held for sale in current assets in the accompanying 2009 balance sheet (Note 16(a)).

As of December 31, 2009, all of the Company’s vessels were operating under time charters, the last of which expires in May 2018. As of December 31, 2009, eight of the Company’s vessels (excluding MSC Germany), having total carrying value of $16,781 were fully depreciated.

Thirty-five of the Company’s vessels, having a total carrying value of $1,313,544 as of December 31, 2009, have been provided as collateral to secure the long-term debt discussed in Note 8.

7. DEFERRED CHARGES:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total
Balance, January 1, 2007	788	6,164	6,952
- Additions	583	10,095	10,678
- Amortization	(190)	(3,095)	(3,285)

Balance, December 31, 2007	1,181	13,164	14,345
- Additions	4,387	23,362	27,749
- Amortization	(498)	(6,487)	(6,985)
- Write-off	(466)	(235)	(701)

Balance, December 31, 2008	4,604	29,804	34,408
- Additions	150	6,051	6,201
- Amortization	(688)	(7,986)	(8,674)
- Write-off	(58)	(3,217)	(3,275)
- Transfer to asset held for sale	—	(1,141)	(1,141)

Balance, December 31, 2009	4,008	23,511	27,519

Financing costs represent fees paid to the lenders for the conclusion of the bank loans discussed in Note 8. The amortization of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income and the amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

During 2007, 2008 and 2009, 10 vessels, 15 vessels and 6 vessels, respectively, underwent their special survey.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

8. LONG-TERM DEBT:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Borrower(s)		2008	2009

1.	Credit Facility		923,413	881,758

2.	Term Loans:
	1.	Lang Shipping Co.	8,600	4,900
	2.	Dino Shipping Co.	35,000	—
	3.	Mera Shipping Co., Convey Shipping Co., Douro Shipping Co. and Cornas Shipping Co.	12,835	6,135
	4.	Costis Maritime Corporation and Christos Maritime Corporation	145,500	136,500
	5.	Mas Shipping Co.	74,000	71,500
	6.	Montes Shipping Co. and Kelsen Shipping Co.	142,000	134,000
	7.	Marathos Shipping Inc.	17,100	13,300
	8.	Capetanissa Maritime Corporation	80,000	75,000
	9.	Rena Maritime Corporation	77,500	72,500
	10.	Bullow Investments Inc.	14,000	10,000
	11.	Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co., Volk Shipping Co.	—	30,000

			606,535	553,835

		Total	1,529,948	1,435,593
		Less-current portion	(94,735)	(93,856)

		Long-term portion	1,435,213	1,341,737

1. Credit Facility: On July 22, 2008, the Company signed a loan agreement, with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. From the Facility proceeds $631,340 were used to repay existing indebtedness. The Facility is comprised (a) a revolving credit facility of an amount of up to $300,000 and (b) a term loan facility of an amount of up to $700,000. The balance of the Facility at December 31, 2009 is repayable in 34 variable, consecutive quarterly installments, the first six in an amount of $9,000 each and the remaining 28 to be calculated using a formula specified in the agreement. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. Upon the sale of MSC Antwerp in May 2009, the Company repaid $10,655 of the loan. As of December 31, 2009 the Company had drawn $936,413. Following the repayment of the amount of $10,655 discussed above the undrawn balance of the Facility as of December 31, 2009 totaled $74,242.

The Facility, as of December 31, 2009, was secured, among other things, with first priority mortgages over 18 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 18 ship- owning companies.

The Facility and the term loan under 8.2.5 below include, among other things financial covenants requiring (i) the ratio of total liabilities (after deducting cash and cash equivalents) to market value adjusted total assets (after deducting cash and cash equivalents) not to be greater than 0.75 to 1.00; (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not be less than 2.50 to 1 and (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, shall exceed $500,000.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

8. Long-term Debt (continued):

2. Term loans:

1.

In September 2008, Lang Shipping Co. entered into a loan agreement with a bank for an amount of up to $10,450, in order to partly finance, as part of the internal reorganization process (Note 1), the acquisition cost of the vessel Hyundai Challenger. The outstanding balance of the loan at December 31, 2009 of $4,900 is fully payable within 2010.

2.

In September 2008, Dino Shipping Co. entered into a loan agreement with a bank for an amount of up to $37,500, in order to partly finance, as part of the internal reorganization process (Note 1), the acquisition cost of the vessel Sealand Michigan. On December 16, 2009, the then outstanding balance of the loan of $30,000 was fully repaid.

3.

In August 2008, Mera Shipping Co., Convey Shipping Co., Douro Shipping Co. and Cornas Shipping Co. entered into a loan agreement with a bank for an amount of up to $16,088, in order to partly finance, as part of the internal reorganization process (Note 1), the acquisition cost of the vessels MSC Sierra, MSC Austria, MSC Germany and MSC Mexico. The outstanding balance of the loan at December 31, 2009 of $6,135 is fully payable within 2010.

4.

In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost the vessels Sealand New York and Sealand Washington. As at December 31, 2009, the outstanding balance of the loan of $136,500 is repayable in 17 equal semi-annual installments of $4,500, each from May 2010 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

5.

In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at December 31, 2009, the outstanding balance of the loan of $71,500 is repayable in 17 variable semi-annual installments from February 2010 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

6.

In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. As at December 31, 2009, the outstanding balance of the loan of $134,000 is repayable in 16 variable semi-annual installments from June 2010 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

7.

In June 2006, Marathos Shipping Inc. entered into a loan agreement with a Bank for an amount of up to $24,800, in order to partly finance the acquisition cost of the vessel Maersk Mandraki. As at December 31, 2009, the outstanding balance of the loan of $13,300 is repayable in seven equal semi-annual installments of $1,900 each, from February 2010 to February 2013.

8.

In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to US $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at December 31, 2009, the outstanding balance of the loan of $75,000 is repayable in 18 equal semi- annual installments of $2,500 each from February 2010 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

9.

In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at December 31, 2009, the outstanding balance of the loan of $72,500 is

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

8. Long-term Debt (continued):

repayable in 17 equal semi-annual installments of $2,500 each from February 2010 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

10.

In February 2005, Bullow Investments Inc. entered into a loan agreement with a bank for an amount of up to $31,000 in order to partly finance the acquisition cost of the vessel Maersk Mykonos. As at December 31, 2009, the outstanding balance of the loan of $10,000 is repayable in 7 variable semi-annual installments from February 2010 to February 2013.

11.

In December 2009, Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co., and Volk Shipping Co. entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Gather, Garden, Genius and Gifted. As at December 31, 2009, the outstanding balance of the loan of $30,000 is repayable in six variable semi-annual installments from June 2010 to December 2012.

With the exception of the loan discussed in 8.2.2 above, all term loans bear interest at LIBOR plus a spread. The interest rate for the loan discussed in 8.2.2 above, was fixed from September 2008 until December 2009 when it was fully repaid, at interest rates between 4.42% and 5.82%.

The term loans are secured by, inter alia, (a) first priority mortgages over the borrowers vessels, (b) first priority assignment of all insurances and earnings of the mortgaged vessels and (c) corporate guarantee of Costamare. The loan agreements contain usual ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 80% to 125% and dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. In relation to the Facility, discussed in 8.1 above, the VMC has been amended as of December 31, 2009 to 80% including in the calculation the restricted cash of a minimum amount equal to 3% of the loan outstanding under the Facility (Note 16(h)). Furthermore, the loan discussed under 8.2.4 above requires Costamare, at all times, to maintain with the bank average monthly balances of the amount of $3,000.

The annual principal payments required to be made after December 31, 2009, are as follows:

Year ending December 31,	Amount
2010	93,856
2011	114,598
2012	149,011
2013	132,503
2014	129,978
2015 and thereafter	815,647

1,435,593

The interest rates of Costamare’s long-term debt at December 31, 2007, 2008 and 2009 were in the range of 5.49% – 6.80%, 3.37% – 6.11% and 1.66% – 6.75%, respectively, while the weighted average interest rate as at December 31, 2007, 2008 and 2009 was 5.88%, 4.52% and 4.30%, respectively.

Total interest expense incurred on long-term debt for 2007, 2008 and 2009 amounted to $62,193, $60,930 and $47,518, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the 2009 amount, $466 was capitalized and is included in Vessels under construction in the accompanying 2009 consolidated balance sheet.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9. ACCRUED CHARTER REVENUE, CURRENT AND NON-CURRENT AND UNEARNED REVENUE, CURRENT AND NON-CURRENT:

(a) Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2008 and 2009 reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight line basis at their average rates. The amount of accrued charter revenue of $23,266 (including the current portion of $3,218 which is separately reflected in current assets in the accompanying 2009 consolidated balance sheet) in the accompanying 2009 consolidated balance sheet matures as follows:

Year ending December 31,	Amount
2010	3,218
2011	10,668
2012	7,409
2013	1,414
2014	557

23,266

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2008 and 2009 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight line basis at their average rate and (c) the unamortized balance of the liability associated with the acquisition of one vessel in 2008, three vessels in 2007 and of four vessels in 2003, 2004 and 2005, with a charter party assumed at a value below its fair market value at the date of delivery of the vessels.

	2008	2009
Hires collected in advance	4,399	1,201
Charter revenue resulting from varying charter rates	743	285
Unamortized balance of charters assumed (Note 6)	5,294	1,865

Total	10,436	3,351
Less current portion	(6,618)	(2,136)

Non-current portion	3,818	1,215

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10. COMMITMENTS AND CONTINGENCIES:

(a) Long-term time charters: The Company has entered into time charter arrangements on all of its vessels with international liner operators. These arrangements as at December 31, 2009, have remaining terms of up to 101 months. As of the same date, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel, and the earliest redelivery dates possible, based on vessels’ committed to non-cancelable, long-term time charter contracts, are as follows:

Year ending December 31,	Amount
2010	347,469
2011	327,004
2012	293,929
2013	246,102
2014	211,357
2015 and thereafter	433,170

1,859,031

(b) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

11. COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL:

(a) Common Stock: The authorized common stock of Costamare since inception consists of 2,000,000 shares with a par value of US dollar 0.0001 per share out of which 1,000,000 have been shares issued to the Family.

(b) Additional paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and (ii) advances for working capital purposes.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

12. INTEREST AND FINANCE COSTS:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2007	2008	2009
Interest expense	62,193	60,930	47,518
Interest capitalized	—	—	(466)
Swap effect	—	2,784	34,556
Amortization and write-off of financing costs	190	964	746
Commitment fees	130	744	173
Swap unwound	—	—	1,486
Loans breakage cost	—	2,630	2,555
Bank charges and other	55	368	249

	62,568	68,420	86,817

13. TAXES:

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income.

The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns, with the Internal Revenue Service. Applicable Tax is 50% of 4% of United States related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption as they satisfy the relevant requirements because (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to US corporations and (ii) over 50% of the ultimate shareholders of the vessel owning companies are residents of a country granting an equivalent exemption to US persons.

14. DERIVATIVES:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders’ equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

14. Derivatives (continued):

The interest rate swap agreements designed as hedging instruments, as of December 31, 2008 and 2009, were as follows:

Contract trade date	Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)	Floating rate (Costamare receives)	Fair value Dec. 31, 2008	Fair value Dec. 31, 2009
22/05/2008	30/06/2008	30/06/2015	425,000	4.03% p.a.	USD LIBOR 3M BBA	(40,220)	(24,277)
22/05/2008	30/06/2008	30/06/2015	75,000	4.03% p.a.	USD LIBOR 3M BBA	(7,098)	(4,284)
3/09/2008	30/9/2008	30/06/2015	100,000	4.09% p.a.	USD LIBOR 3M BBA	(9,628)	(5,929)
4/09/2008	30/9/2008	30/06/2015	250,000	4.02% p.a.	USD LIBOR 3M BBA	(23,747)	(13,726)
13/05/2008	16/5/2008	16/05/2014	75,000	3.88% p.a.	USD LIBOR 6M BBA	(5,762)	(3,678)
13/05/2008	16/5/2008	16/05/2014	75,000	3.88% p.a.	USD LIBOR 6M BBA	(5,762)	(3,678)
13/02/2008	17/6/2008	17/06/2013	73,000	3.57% p.a.	USD LIBOR 6M BBA	(4,308)	(3,076)
13/02/2008	17/6/2008	17/06/2013	73,000	3.57% p.a.	USD LIBOR 6M BBA	(4,308)	(3,076)
30/11/2006	21/2/2007	21/02/2017	85,000	Zero cost Interest rate Collar*		(10,863)	(7,685)
11/03/2008	4/08/2008	5/08/2013	74,000	3.595% p.a.	USD LIBOR 6M BBA	(4,345)	(3,637)

			1,305,000		Total fair value	(116,041)	(73,046)

*

Notional amount $85,000 amortizing zero-cost collar (2.23% – 6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10 forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin. This interest rate swap was re-designated for hedge accounting as of January 1, 2008.

The total fair value change of the interest rate swaps, qualifying for hedge accounting, for the year ended December 31, 2008, amounted to a loss of $114,564 and for the year ended December 31, 2009 amounted to a gain of $42,995. The effective portion for the 2008 period of the hedge amounted to a loss of $103,685 and for the 2009 period amounted to a gain of $42,706 and are included in Other Comprehensive Income/Loss and the ineffective portion for the 2008 period of the hedge amounted to a loss of $10,879, net of a gain of $1,607 and for the 2009 period amounted to a gain of $289 and are included in Gain (loss) of financial instruments in the statements of income. Gain of $1,607 represents the fair value change of the two interest rate swaps that are described in the first two rows in the above table for the period from their trade date (May 2008) up to the date that were designated effective for hedge accounting (August 2008).

The interest rate swaps included in the table above are for the Credit Facility discussed in Note 8 and the term loans discussed in Note 8.2.4, 8.2.5, 8.2.6 and 8.2.9.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2009 and 2008, the Company had outstanding one and two interest rate swap agreements, respectively, for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and therefore changes in their fair value are reflected in earnings. More specifically:

(i) Notional amount $100,000 non-amortizing interest rate swap agreement concluded on November 21, 2008 (with effective date on November 25, 2008) for a period of 10 years through November 26, 2018. Under the agreement the Company pays fixed rate at 3.33% and receives floating rate at six-months LIBOR. At December 31, 2008, the fair value of this interest rate swap was a liability of $4,841 which is included in the accompanying 2008 consolidated balance sheet. In January 2009 the Company unwound this interest rate swap and realized a loss of $1,486 which is included in Interest and finance costs in the accompanying 2009 consolidated statement of income.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

14. Derivatives (continued):

(ii) Notional amount $100,000 non-amortizing zero-cost collar (1.37% – 6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. The fair value of this swap when acquired from Costamare Shipping was a liability of $7,887 (2008: liability of $11,460) (Note 3 (a)). At December 31, 2009 the fair value of this swap was a liability of $8,114 resulting a gain of $3,346 which is included in Gain (loss) on derivative instruments in the accompanying 2009 consolidated statement of income.

The total fair value change of the interest rate swaps that do not meet the criteria for hedge accounting for the year ended December 31, 2008 amounted to a loss of $8,414 bearing an aggregate negative fair value at December 31, 2008 of $16,301.

Furthermore in May and September 2008 the Company concluded two interest rate swap agreements of notional amount $45,800 and $77,500 each, which were terminated on August and September 2008, respectively, for an aggregate gain of $2,082 which is included in interest income in the accompanying 2008 consolidated statement of income.

In 2009 the realized ineffectiveness of the interest rate swaps discussed under (a) and (b) above was $nil (2007: $nil, 2008: loss of $331) and is included in Gain (loss) on derivative instruments in the accompanying 2009 consolidated statement of income.

(c) Foreign currency agreements: As of December 31, 2009, the Company was engaged in six Euro/U.S. dollar contracts totalling $12,000 at an average forward rate of Euro/U.S. dollar 1.4348 expiring in monthly intervals in 2010.

As of December 31, 2008, the Company was engaged in 30 forward Euro/U.S. dollar contracts totalling $81,000 at an average forward rate of Euro/U.S. dollar 1.3225 expiring in monthly intervals in 2009. Out of the 30 forward Euro/U.S. dollar contracts in 24 contracts the Company has the “sell” position (notional amount $54,000) and in six contracts the Company has the “buy” position (notional amount $27,000). During 2007 the Company had not entered into any Foreign currency agreement.

As of December 31, 2008, the fair market value of the 30 forward Euro/U.S. dollar contracts was a gain of $2,636 is included in Fair value of financial instruments in the statement of income. For the year ended December 31, 2009 the total change of forward contracts fair value amounted to a loss of $2,594 which is included in Gain/(loss) on derivative instruments in the accompanying 2009 consolidated statement of income.

15. FINANCIAL INSTRUMENTS:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 8.

(b) Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c) Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

15. Financial Instruments (continued):

of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the investment discussed in Note 4, determined through Level 1 of the fair value hierarchy, equates to the amounts that would be received by the Company in the event of sale of that investment. The fair value of the interest rate swap agreements discussed in Note 15 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 14(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2008 and 2009 the fair value of these interest rate swaps in aggregate amounted to a liability of $132,342 and $81,160, respectively.

The fair market value of the forward contracts discussed in Note 14(c) determined through Level 2 of the fair value hierarchy as at December 31, 2008 and 2009 amounted to an asset of $2,636 and $44, respectively.

The following table summarizes the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	44	—	44	—
Interest rate swaps—liability position	(81,160)	—	(81,160)	—
Investments—asset position	14,378	14,378	—

Total	(66,738)	14,378	(81,116)	—

16. SUBSEQUENT EVENTS:

(a) Delivery of Vessel Held for Sale: On January 4, 2010, vessel MSC Germany was delivered to her scrap buyer. The sale resulted in gain of $2,293.

(b) Payment of Dividends: On January 14, 2010, the Company paid the dividends of $10,000 which were declared in December 2009.

(c) Sale of vessels: (a) On March 23, 2010, the Company concluded a Memorandum of agreement to scrap the vessel MSC Toba at a price of $7,980 and an estimated gain of $2,339. The vessel was delivered to her scrap buyer on May 1, 2010. (b) On April 27, 2010, the Company concluded a Memorandum of agreement to scrap the vessel MSC Mexico at a price of $7,229 and an estimated gain of $3,187. The vessel was delivered to her scrap buyer on June 14, 2010.

(d) Foreign Currency Agreements: During the period from January 1, 2010 to June 30, 2010, the Company engaged in forty forward Euro/U.S. dollar contracts totalling $64,000 at an average forward rate of Euro/U.S. dollar 1.3643 expiring in monthly intervals up to December 2011.

(e) Delivery of Hull 1512A: On May 3, 2010, the Company paid to the shipyard the amount of $24,000, and on May 6, 2010 took delivery of the new-building vessel MSC Navarino. Furthermore, on July 1, 2010, the Company will pay to the shipyard a discretionary bonus in the amount of $1,000 for the satisfactory construction quality of the vessel, in accordance with a Memorandum of Understanding that was concluded together with the shipbuilding contract.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

16. Subsequent Events (continued):

(f) Mortgage release: (a) In May 2010, the first priority mortgage on vessel Sealand Michigan was released following the repayment of its bank loan (Note 8.2.2). (b) In late April 2010, following a supplemental agreement dated April 23, 2010 under the Facility (Note 8.1), the first priority mortgages on vessels MSC Toba and MSC Sudan was released and substituted by a first priority mortgage on vessel Zim Piraeus.

(g) Manager (change of ownership): In June 2010 Vasileios Konstantakopoulos transferred his shares of Costamare Shipping to Konstantinos Konstantakopoulos who thus became the sole stockholder of Costamare Shipping.

(h) Amendment of the Facility: On June 22, 2010, the Company entered into a supplemental agreement to the Facility (Note 8.1) which provides for a two-year period ending December 31, 2011 (i) the relaxation of the Security Requirement and during this period the Security Requirement ratio is reduced from 125% to 80% and the minimum cash amount equal to 3% of the loan outstanding, maintained in accordance with the Facility, is included in the Security Requirement calculation, (ii) the payment of interest at an increased margin over LIBOR during the period from June 15, 2010 up to December 31, 2011, half of which to be paid upfront upon execution of the supplemental agreement, and (iii) no payments of dividends without the lender’s prior consent in case the Company remains private. In case the Company becomes public and subject to no Event of Default having occurred and being continuing, no such lenders’ consent shall be required for the payment of dividends if the ratio of Total Liabilities (after deducting all Cash and Cash Equivalents) to Market Value Adjusted Total Assets (after deducting all Cash and Cash equivalents) does not exceed 0.80:1. Furthermore, the supplemental agreement provides that the undrawn amount of the Facility at June 15, 2010, if and when drawn, will be drawn at increased margin over LIBOR.

(i) Amendment of the Company’s Articles of Incorporation and Rights Issue: On July 12, 2010, the Company’s articles of incorporation were amended. Under the amended articles of incorporation the Company’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 preferred shares, par value $0.0001 per share.

On July 14, 2010 the Company’s Board of Directors authorized a Rights offering pursuant to which all shareholders as at that date could subscribe to purchase up to 32 shares of common stock at $0.10 per share for each share held. Six of the seven shareholders of record holding 750,000 of the then issued shares of the Company elected to participate in the Rights offering subscribing for a total of 24,000,000 shares of common stock.

On July 20, 2010 the Company issued 24,000,000 shares of common stock, at a price of $0.10 per common share, in exchange of $2,400, increasing the issued share capital of the Company to 25,000,000 shares of common stock. The earnings per share calculation in the accompanying consolidated financial statements for all periods presented has been restated to reflect the issuance of the 24,000,000 shares of common stock.

(j) Vessel Acquisitions: On September 23, 2010, the Company contracted to acquire four 3,351 TEU secondhand containerships at a purchase price of $11,250 per containership, two to be delivered by December 20, 2010 and two by February 28, 2011. These secondhand containerships were built between 1990 and 1992. The Company intends to finance the acquisition of these vessels with available cash and/or new debt financing.

(k) Stock Split: On October 19, 2010, the Company effected a dividend of 0.88 shares for each share of Common Stock outstanding on the record date of August 27, 2010 (the “Stock Split”). As a result of this dividend, the Company issued 22,000,000 additional shares in respect of its 25,000,000 shares of then outstanding common stock. The earnings per share calculations in the accompanying consolidated financial statements have been restated to reflect the Stock Split for all periods presented.

COSTAMARE INC.
Consolidated Unaudited Balance Sheets
December 31, 2009 and June 30, 2010
(Expressed in thousands of U.S. dollars)

	December 31, 2009	June 30, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,282	$2,454
Restricted cash	4,248	4,398
Receivables	3,135	3,338
Inventories (Note 5)	11,479	9,894
Due from related parties (Note 3)	419	8,695
Fair value of derivatives (Note 14)	44	—
Insurance claims receivable	676	744
Accrued charter revenue (Note 9)	3,218	6,771
Prepayments and other	1,665	2,735
Investments (Note 4)	8,188	14,124
Vessels held for sale	2,951	—

Total current assets	48,305	53,153

FIXED ASSETS, NET:
Advances for vessel acquisitions (Note 3)	94,455	—
Vessels, net (Note 6)	1,465,644	1,547,923

Total fixed assets, net	1,560,099	1,547,923

OTHER NON CURRENT ASSETS:
Investments (Note 4)	6,190	—
Deferred charges, net (Note 7)	27,519	32,940
Due from related companies (Note 3)	7,887	—
Restricted cash	40,252	38,971
Accrued charter revenue (Note 9)	20,048	34,907
Deferred Initial Public Offering Cost	—	778

Total assets	$1,710,300	$1,708,672

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$93,856	$92,506
Accounts payable	8,822	5,467
Due to related parties (Note 3)	7,253	6,578
Accrued liabilities	6,356	8,590
Unearned revenue (Note 9)	2,136	2,024
Fair value of derivatives (Note 14)	52,305	56,306
Dividends payable	10,000	—
Other current liabilities	2,543	1,679

Total current liabilities	183,271	173,150

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 8)	1,341,737	1,299,027
Fair value of derivatives, net of current portion (Note 14)	28,855	66,695
Unearned revenue, net of current portion	1,215	899

Total non-current liabilities	1,371,807	1,366,621

COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS’ EQUITY:
Common Stock (Note 11)	—	—
Additional paid-in capital	372,034	372,034
Other comprehensive loss	(60,648)	(92,605)
Retained earnings (accumulated deficit)	(156,164)	(110,528)

Total stockholders’ equity/(deficit)	155,222	168,901

Total liabilities and stockholders’ equity	$1,710,300	$1,708,672

The accompanying notes are an integral part of these interim unaudited consolidated financial statements

COSTAMARE INC.
Consolidated Unaudited Statements of Income
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

	2009	2010
REVENUES:
Voyage revenue	$207,855	$178,824
EXPENSES:
Voyage expenses	2,381	1,023
Vessels’ operating expenses	61,349	51,751
General and administrative expenses	259	665
Management fees—related party (Note 3)	6,378	5,479
Amortization of dry-docking and special survey costs (Note 7)	3,891	4,079
Depreciation (Note 6)	36,109	34,447
Gain on sale of vessels (Note 6)	(3,864)	(7,853)
Foreign exchange gains / (losses)	544	147

Operating income	100,808	89,086

OTHER INCOME (EXPENSES):
Interest income	1,578	636
Interest and finance costs (Note 12)	(48,808)	(34,184)
Other	4,284	280
Gain (loss) on derivative instruments (Note 14)	12,407	(10,182)

Total other expenses	(30,539)	(43,450)

Net Income	$70,269	$45,636

Earnings per common share, basic and diluted	$1.50	$0.97

Weighted average number of shares, basic diluted	47,000,000	47,000,000

The accompanying notes are an integral part of these interim unaudited consolidated financial statements

COSTAMARE INC.
Consolidated Unaudited Statements of Stockholders’ Equity
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars—except for share and per share data)

	Comprehensive Income	Common Stock		Additional Paid-in Capital	Accumulated Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
		# of shares	Par value
BALANCE, December 31, 2008		1,000,000	—	325,482	(103,369)	(232,863)	(10,750)
- Net income	70,269	—	—	—	—	70,269	70,269
- Contribution of shares of Uriza Shipping Co. (Note 1)		—	—	46,552	—	—	46,552
- Dividends paid		—	—	—	—	(3,000)	(3,000)
- Unrealized loss on cash flow hedges and unrealized gain on securities available for sale, net	47,167	—	—	—	47,167	—	47,167

- Comprehensive loss	$117,436

BALANCE, June 30, 2009		1,000,000	—	372,034	(56,202)	(165,594)	150,238

	Comprehensive Income	Common Stock		Additional Paid-in Capital	Accumulated Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
		# of shares	Par value
BALANCE, December 31, 2009		1,000,000	—	372,034	(60,648)	(156,164)	155,222
- Net income	45,636	—	—	—	—	45,636	45,636
- Unrealized gain on cash flow hedges and unrealized gain on securities available for sale, net	(31,957)	—	—	—	(31,957)	—	(31,957)

- Comprehensive income	$13,679

BALANCE, June 30, 2010		1,000,000	—	372,034	(92,605)	(110,528)	168,901

The accompanying notes are an integral part of these interim unaudited consolidated financial statements

COSTAMARE INC.
Consolidated Unaudited Statements of Cash Flows
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

	2009	2010
Cash Flows from Operating Activities:
Net income:	$70,269	$45,636
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	36,109	34,447
Amortization of financing costs	351	451
Amortization of deferred drydocking and special survey	3,891	4,079
Amortization of unearned revenue	(732)	(322)
Loss (gain) on derivative instruments	(12,407)	10,182
Gain on sale of vessels	(3,864)	(7,853)
Gain on sale of investments	(108)	—
Changes in operating assets and liabilities:
Receivables	(3,507)	(203)
Due from related parties	2,205	(389)
Inventories	2,368	1,585
Claims receivable	680	(68)
Prepayments and other	283	(1,070)
Accounts payable	2,064	(4,355)
Due to related parties	3,321	(675)
Accrued liabilities	(5,564)	2,070
Unearned revenue	(3,035)	580
Other liabilities	(1,619)	(864)
Drydockings	(5,392)	(8,770)
Accrued charter revenue	(2,367)	(18,412)

Net Cash provided by Operating Activities	82,946	56,049

Cash Flows from Investing Activities:
Vessel acquisitions / Additions to vessel cost	—	(28,281)
Purchase of available for sale securities	—	—
Proceeds from sale of available for sale of securities	17,266	—
Proceeds from the sale of vessels	15,456	19,067

Net Cash provided by (used in) Investing Activities	32,722	(9,214)

Cash Flows from Financing Activities:
Proceeds from long-term debt	—	—
Repayment of long-term debt	(49,755)	(44,060)
Payment of financing costs	—	(2,956)
Distribution paid to stockholders with reorganization (Note 1)	(131,000)	—
Dividends paid	(3,000)	(10,000)
Initial public offering related costs	—	(778)
(Increase) decrease in restricted cash	1,506	1,131

Net Cash used in Financing Activities	(182,249)	(56,663)

Net decrease in cash and cash equivalents	(66,581)	(9,828)
Cash and cash equivalents at beginning of the period	90,262	12,282

Cash and cash equivalents at end of the period	$23,681	$2,454

SUPPLEMENTAL CASH INFORMATION
Cash paid during the year for interest, net of amounts capitalized	$35,083	$9,017

The accompanying notes are an integral part of these interim unaudited consolidated financial statements

COSTAMARE INC.
Notes to Unaudited Statements
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

1. BASIS OF PRESENTATION AND GENERAL INFORMATION:

Costamare Inc. (“Costamare”), a Marshall Islands corporation was incorporated on April 21, 2008, as part of a reorganization to acquire the ownership interest in 53 ship-owning companies (collectively the “predecessor companies”) owned by the Konstantakopoulos Family (Vasileios Konstantakopoulos and his three sons, Kostantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”). Unless otherwise indicated, references hereafter to the “Company” refer to Costamare Inc. and any one or more of its subsidiaries or their predecessors, or to such entities collectively.

The Family as shareholders of 53 predecessor companies and 53 predecessor companies along with Costamare Shipping Company S.A. (“Costamare Shipping” or “Manager”), a ship management company wholly owned by Vasileios Konstantakopoulos, as agent for the Family and 53 predecessor companies entered, as of May 30, 2008, into a Master Sales Agreement (“MSA”) with Costamare in respect of the above mentioned reorganization. Under the MSA, the Family agreed to sell shares or vessels of each of the predecessor companies to Costamare or to newly formed subsidiaries of Costamare, at Costamare’s option, by April 30, 2009. As a result, subsidiaries of Costamare acquired 28 vessels and part of their related assets from 28 of the predecessor companies and assumed or repaid related bank debt and other liabilities and Costamare acquired the shares of each of 25 predecessor companies during the period from June 25 to November 20, 2008; in return Costamare made a distribution to the shareholders of the predecessor companies totaling $400,000 through Costamare Shipping, as agent for the sellers ($269,000 of which was paid as of December 31, 2008 and $131,000 during the period from January 1, 2009 to April 23, 2009). In addition, Costamare agreed to assume Costamare Shipping’s guarantees with respect to the performance of 22 charters and six loans of subsidiaries.

As the Family is the sole shareholder of Costamare, holding all of the issued and outstanding share capital of Costamare which consists of 1,000,000 shares, par value of $0.0001 each, and previously owned 100% of the predecessor companies, there is no change in ownership or control of the business, and therefore the transaction constitutes a reorganization of companies under common control, and is accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the predecessor companies along with Costamare from the date of its inception have been presented using combined historical carrying costs of the assets and liabilities of the predecessor companies, and present the consolidated financial position and results of operations as if Costamare and its wholly owned subsidiaries and the predecessor companies (collectively referred to as the Company) were consolidated for all periods presented.

In June 2009 the Family, being the shareholders of Uriza Shipping Co., owner of a vessel under construction (Note 16(b)), transferred their shares of Uriza Shipping Co. to the Company. Since the Family was the ultimate shareholder of Uriza Shipping Co. before and after the transfer of shares, the transaction was accounted for at historical cost.

As of June 30, 2010 the Company owned and operated a fleet of 42 container vessels with a total carrying capacity of approximately 213,348 TEUs through wholly-owned subsidiaries incorporated in the Republic of Liberia, providing worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long, medium and short-term time charters.

COSTAMARE INC.
Notes to Unaudited Statements
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

1. Basis of Presentation and General Information (continued):

Revenues for the six-month periods ended June 30, 2009 and 2010 derived from significant charterers as follows (in percentages of total revenues):

	2009	2010
A	39%	36%
B	16%	19%
C	18%	19%
D	-	10%

Total	73%	84%

At December 31, 2009 and June 30, 2010, Costamare has 58 wholly-owned subsidiaries, all incorporated in the Republic of Liberia out of which 13 sold their vessels in 2009 and the six-month period ended June 30, 2010 and became dormant and three were established in 2008 to be used for future vessel acquisitions.

The accompanying interim consolidated unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s financial statements for the year ended December 31, 2009 included in the prospectus. These interim consolidated unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2010 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2010.

2. SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS:

A discussion of the Company’s significant accounting policies can be found in the Audited Consolidated Financial Statements for the fiscal year ended December 31, 2009. There have been no material changes to these policies in the six-month period ended June 30, 2010.

The following Accounting Standards Updates were effective for the Company during the six-month period ended June 30, 2010:

In January 2010, the FASB issued an Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” The updated guidance requires new disclosures to separately disclose the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances and settlements. The updated guidance also clarifies existing disclosures related to the level of disaggregation and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods with those fiscal years. The application of ASU 2010-06 did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

COSTAMARE INC.
Notes to Unaudited Statements
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, Equity in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, Equity and FASB ASC 260, Earnings Per Share. ASU 2010-01 is effective for interim or annual periods ending on or after December 15, 2009, and is adopted retrospectively. The Company has not been involved in any such distributions and thus, the impact to the Company cannot be determined until any such distribution occurs.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC’s literature. All of the amendments in this Update are effective upon its issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 did not have any impact (other than disclosure) on the Company’s unaudited interim consolidated financial statements.

In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging-Scope Exception Related to Embedded Credit Derivatives (Topic 815) which addresses application of the embedded derivative scope exception in ASC 815-15-15-8 and 15-9. The ASU primarily affects entities that hold or issue investments in financial instruments that contain embedded credit derivative features, however, other entities may also benefit from the ASU’s transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. The ASU is effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The Company has not been engaged in any such contracts and thus, the impact to the Company cannot be determined until any such contact is entered.

Recent Accounting Standards Updates: In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Topic 718) which Update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The

COSTAMARE INC.
Notes to Unaudited Statements
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

amendments in this Update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative effect adjustment should be presented separately. Earlier application is permitted. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

3. TRANSACTIONS WITH RELATED PARTIES:

(a) Costamare Shipping Company S.A. (the “Manager” or “Costamare Shipping”): Costamare Shipping is a ship management company wholly owned by Vasileios Konstantakopoulos until June 2010 and since June 2010 by Konstantinos Konstantakopoulos, and as such is not part of the consolidated group of the Company, but is a related party, providing both the commercial and technical management of the Company’s vessels flying the Greek and the Hong Kong flags, subcontracting the technical management of the latter to Shanghai Costamare Ship Management Co., Ltd. or “Shanghai Costamare”, also a related party, under separate management agreements executed between Costamare Shipping and Shanghai Costamare for each vessel in exchange for a daily fixed fee. Costamare Shipping is providing a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, under separate management agreements signed between the Manager and each vessel owning company, in exchange for a daily fixed fee. Costamare Shipping has also undertaken the commercial management of the Company’s vessels flying flags other than Greek and Hong Kong under separate commercial management agreements with each respective ship-owning company. The technical management of such vessels is performed by Ciel Shipmanagement S.A. (“CIEL”), a related party company incorporated in Liberia pursuant to separate agreements signed between each ship-owning company and CIEL in exchange for a daily fixed fee. Costamare Shipping performs its services in exchange for a daily fixed fee of $0.70 (2009: $0.70). The management agreements may be terminated by either party giving two months notice at any time. In addition the Manager is responsible for the commercial management of vessels flying flags other than Greek and Hong Kong at a fixed daily fee of $0.10 (2009: $0.10). Management fees charged by the Manager in the six-month periods ended June 30, 2009 and 2010, amounted to $5,214 and $4,466, respectively, and are included in management fees in the accompanying consolidated statements of income.

The balance due to the Manager at December 31, 2009 and June 30, 2010, amounted to $7,253 and $6,578, respectively, and is separately reflected in Due to related companies in the accompanying consolidated balance sheets.

Furthermore, on September 5, 2008, the Company assumed from Costamare Shipping the interest rate collar swap agreement discussed in Note 14(b)(ii) at its then fair value which was a liability of $7,887. The amount is payable by Costamare Shipping within 30 months from September 5, 2008 and is separately reflected in current assets in the accompanying 2010 consolidated balance sheet.

(b) Ciel Shipmanagement S.A. (“CIEL”): CIEL, a Liberian corporation, is owned 50.2% by the Company’s chairman and chief executive officer and 49.8% by Dimitrios Lemonidis, CIEL’s chief executive officer. As such, CIEL is not part of the consolidated group of the Company, but is a related party. CIEL provides the Company’s vessels flying flags other than Greek and Hong Kong a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, under separate management agreements signed between CIEL and each vessel owning company, in exchange for a daily fixed fee of $0.60 per vessel (2009: $0.60). The management agreements may be terminated by either party giving two months’ notice at any time. Management fees charged by CIEL in the six-month periods ended June 30, 2009 and 2010 amounted to $1,084 and $973,

COSTAMARE INC.
Notes to Unaudited Statements
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

3. Transactions With Related Parties (continued):

respectively, and are included in management fees in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2009 and June 30, 2010 amounted to $419 and $808, respectively, and is included in Due from related companies in the accompanying consolidated balance sheets. In 2009, following the sale of the vessels MSC Romania II, MSC Venice, MSC Austria and following the reflagging of Horizon, CIEL charged $80 for accounting and administrative fees ($20 per vessel) which are included in Management fees in the accompanying consolidated statements of income. In 2010, following the sale of the vessels MSC Germany and MSC Mexico, CIEL charged $40 for accounting and administrative fees ($20 per vessel) which are included in Management fees in the accompanying consolidated statements of income.

(c) Shanghai Costamare Ship Management Co. Ltd. (“Shanghai Costamare”): Shanghai Costamare is owned (indirectly) 70% by the Company’s chairman and chief executive officer and 30% by Zhang Lei, a Chinese national who is Shanghai Costamare’s chief executive officer. Shanghai Costamare is a related company incorporated in Peoples’ Republic of China in September 2004, where our chairman and chief executive officer holds a 70% interest, and as such is not part of the consolidated group of the Company, but is a related party. The technical and crew management, as well as the procurement operation of certain of the Company’s vessels that fly the Hong Kong flag has been sub-contracted from the Manager to Shanghai Costamare. The balance due to Shanghai Costamare at December 31, 2009 and June 30, 2010, was $nil.

(d) Under construction vessel—Hull1512A: In June 2009, the Family, being the shareholders of Uriza Shipping Co., owner of the then under construction vessel Hull 1512A, transferred their shares of Uriza Shipping Co. to the Company. The contract price amounted to $116,000 and as of December 31, 2009, the amount of $92,000 was paid to the shipyard and is included in Advances for vessel acquisitions in the accompanying 2009 consolidated balance sheet. In May 2010, the Company paid to the shipyard the amount of $24,000, and took delivery of the new-building vessel MSC Navarino. (Note 16(b)).

4. INVESTMENTS:

During 2008 the Company purchased bonds issued by the US Government and by the Province of Ontario as follows:

(a) In October 2008, two bonds issued by the US Government with principal amount of $45,000 at a purchase price of $45,686 in the aggregate. The US Government bonds have Coupon rates at 2.375% and 2.000% and mature in August and September 2010, respectively. During 2008, the Company sold part of the two above mentioned US Government bonds of principal amount of $21,000 which were purchased at $21,333 and realized a gain of $341 and in 2009 the Company sold another part of the two above mentioned US Government bonds of principal amount of $21,000 with mark-to-market value as at December 31, 2008, of $21,501 and realized a gain of $108.

(b) In December 2008, two bonds issued by the Province of Ontario with principal amount of $11,000 at a purchase price of $11,195 in the aggregate. The two Province of Ontario bonds have Coupon rates at 3.125% and 2.750% and mature in September 2010 and February 2011, respectively.

COSTAMARE INC.
Notes to Unaudited Statements
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

4. Investments (continued):

As at June 30, 2010 the Company held the following bonds at fair value, all maturing within the following next 12 months:

Issuer	Principal amount	Invested amount	Coupon rate	Maturity	Market Value June 30, 2010
US Government	3,000	3,041	2.000%	September 30, 2010	3,026
Province of Ontario	5,000	5,112	3.125%	September 8, 2010	5,023
Province of Ontario	6,000	6,083	2.750%	February 22, 2011	6,075

Total	14,000	14,236			14,124

The total fair value change of the bonds during the six-month period ended June 30, 2009 amounted to an unrealized gain of $185 which is included in Other Comprehensive Income/Loss and the total fair value change of the bonds for the six-month period ended June 30, 2010, amounted to an unrealized loss of $254 which is included in Other Comprehensive Income/Loss.

5. INVENTORIES:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2009	June 30, 2010
Lubricants	9,912	8,354
Spare parts	1,567	1,540

Total	11,479	9,894

6. VESSELS, NET:

The amount in the accompanying June 30, 2010 consolidated balance sheet is analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2009	2,037,774	(572,130)	1,465,644
- Depreciation	—	(34,447)	(34,447)
- Vessel acquisitions and other vessels’ cost	123,736	—	123,736
- Disposals	(19,560)	12,550	(7,010)

Balance, June 30, 2010	2,141,950	(594,027)	1,547,923

During 2007, the Company concluded two Memoranda of Agreement to acquire two secondhand container vessels, the Gem and Maersk Kokura for $115,000 in aggregate. The Company took delivery of these two secondhand container vessels, for an aggregate cost of $115,450 ($115,000 of contract price and $450 of brokerage commission cost) during the first quarter of 2008. Both of the vessels acquired were under existing time charter agreements which the Company agreed to assume through arrangements with the respective charterers. The Company, upon delivery of each of the above vessels, evaluated the charter contracts assumed and recognized a liability of $2,000 with a corresponding increase in the vessels’ purchase price.

The unamortized balance of the liability derived from the assumed charter discussed above as at December 31, 2009 and June 30, 2010, totaled $1,865 and $1,543, respectively and is included in current and non-current Unearned revenue (Note 9).

COSTAMARE INC.
Notes to Unaudited Statements
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

6. Vessels, Net (continued):

During the six-months ended June 30, 2010, the Company sold for scrap the container vessels MSC Germany, MSC Toba and MSC Mexico at an aggregate price of $20,979 and realized an aggregate capital gain of $7,853 which is included in Gain (loss) on sale of vessels, net in the accompanying six-months ended June 30, 2010 consolidated statement of income.

On May 6, 2010 the Company took delivery from the ship-yard of the newbuilding container vessel MSC Navarino at a total cost of $123,230 including $1,000 discretionary bonus paid to the shipyard on July 1, 2010 (Note 16(b)).

During the six-month period ended June 30, 2009, the Company sold for scrap the container vessels MSC Austria, MSC Yokohama, MSC Venice, MSC Romania II and MSC Antwerp at an aggregate price of $16,179 and realized an aggregate capital net gain of $3,864 which is included in Gain (loss) on sale of vessels, net in the accompanying 2009 consolidated statement of income.

On June 9, 2009, the Company concluded a Memorandum of agreement to scrap the vessel MSC Togo at a price of $3,465 resulting to a loss of $1,033. On July 22, 2009, the vessel MSC Togo was delivered to her scrap buyer.

On December 17, 2009, the Company concluded a Memorandum of agreement to scrap the vessel MSC Germany at a price of $5,770. Therefore the vessel’s carrying value at December 31, 2009 has been classified as Asset held for sale in current assets in the accompanying 2009 balance sheet. On January 4, 2010, the vessel MSC Germany was delivered to her scrap buyer.

As of June 30, 2010, all of the Company’s vessels were operating under time charters, the last of which expires in May 2018. As of June 30, 2010, seven of the Company’s vessels having total carrying value of $14,971 were fully depreciated.

Thirty-two of the Company’s vessels, having a total carrying value of $1,268,026 as of June 30, 2010, have been provided as collateral to secure the long-term debt discussed in Note 8.

7. DEFERRED CHARGES:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total
Balance, December 31, 2009	4,008	23,511	27,519
- Additions	2,956	8,770	11,726
- Amortization	(451)	(4,079)	(4,530)
- Write-off	—	(1,775)	(1,775)

Balance, June 30, 2010	6,513	26,427	32,940

Financing costs represent fees paid to the lenders for the conclusion of the bank loans discussed in Note 8. The amortization of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income and the amortization of the drydocking and special survey costs is separately reflected in the accompanying consolidated statements of income.

During the six-months period ended June 30, 2009 and 2010, five vessels and seven vessels, respectively, underwent their special survey.

COSTAMARE INC.
Notes to Unaudited Statements
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

8. LONG-TERM DEBT:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Borrower(s)		December 31, 2009	June 30, 2010

1.	Credit Facility		881,758	863,758

2.	Term Loans:
	1.	Lang Shipping Co.	4,900	4,900
	2.	Dino Shipping Co.	—	—
	3.	Mera Shipping Co., Convey Shipping Co., Douro Shipping Co. and Cornas Shipping Co.	6,135	2,785
	4.	Costis Maritime Corporation and Christos Maritime Corporation	136,500	132,000
	5.	Mas Shipping Co.	71,500	70,000
	6.	Montes Shipping Co. and Kelsen Shipping Co.	134,000	130,000
	7.	Marathos Shipping Inc.	13,300	11,400
	8.	Capetanissa Maritime Corporation	75,000	72,500
	9.	Rena Maritime Corporation	72,500	70,000
	10.	Bullow Investments Inc.	10,000	8,000
	11.	Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co., Volk Shipping Co.	30,000	26,190

			553,835	527,775

		Total	1,435,593	1,391,533
		Less-current portion	(93,856)	(92,506)

		Long-term portion	1,341,737	1,299,027

1. Credit Facility: On July 22, 2008, the Company signed a loan agreement, with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. From the Facility proceeds $631,340 were used to repay existing indebtedness. The Facility comprises of (a) a revolving credit facility of an amount of up to $300,000 and (b) a term loan facility of an amount of up to $700,000. The balance of the Facility at June 30, 2010 is repayable in 32 variable, consecutive quarterly installments, the first four in an amount of $9,000 each and the remaining 28 to be calculated using a formula specified in the agreement. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. Upon the sale of MSC Antwerp in May 2009, the Company repaid $10,655 of the loan. As of June 30, 2010 the Company had drawn $936,413. Following the repayment of the amount of $10,655 discussed above the undrawn balance of the Facility as of June 30, 2010 totaled $74,242.

On June 22, 2010, the Company entered into the second supplemental agreement to the Facility which provides for a two-year period ending December 31, 2011 (i) the relaxation of the Security Requirement and during this period the Security Requirement ratio is reduced from 125% to 80% and the minimum cash amount equal to 3% of the loan outstanding, maintained in accordance with the Facility, is included in the Security Requirement calculation, (ii) the payment of interest at an increased margin over LIBOR during the period from June 15, 2010 up to December 31, 2011, half of which to be paid upfront upon execution of the supplemental agreement, and (iii) no payments of dividends without the lender’s prior consent in case the Company remains private. In case the Company becomes public and subject to no Event of Default having occurred and being continuing, no such lenders’ consent shall be required for the payment of dividends if the ratio of Total Liabilities (after deducting all Cash and Cash Equivalents) to Market Value Adjusted Total Assets (after deducting all Cash and Cash equivalents) does not exceed 0.80:1. Furthermore, the second supplemental agreement provides that the

COSTAMARE INC.
Notes to Unaudited Statements
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

8. Long-term Debt (continued):

undrawn amount of the Facility at June 15, 2010, if and when drawn, will be drawn at increased margin over LIBOR.

The Facility, as of June 30, 2010, was secured, inter alia, with first priority mortgages over 17 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 17 ship-owning companies.

The Facility and the term loan described under 8.2.5 below include among others, financial covenants requiring (i) the ratio of total liabilities (after deducting cash and cash equivalents) to market value adjusted total assets (after deducting cash and cash equivalents) not to be greater than 0.75 to 1.00; (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not be less than 2.50 to 1 and (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, shall exceed $500,000.

2. Term loans:

1.

In September 2008, Lang Shipping Co. entered into a loan agreement with a bank for an amount of up to $10,450, in order to partly finance, as part of the internal reorganization process (Note 1), the acquisition cost of the vessel Hyundai Challenger. The outstanding balance of the loan at June 30, 2010 of $4,900 is fully payable in November 2010.

2.

In September 2008, Dino Shipping Co. entered into a loan agreement with a bank for an amount of up to $37,500, in order to partly finance, as part of the internal reorganization process (Note 1), the acquisition cost of the vessel Sealand Michigan. On December 16, 2009, the then outstanding balance of the loan of $30,000 was fully repaid.

3.

In August 2008, Mera Shipping Co., Convey Shipping Co., Douro Shipping Co. and Cornas Shipping Co. entered into a loan agreement with a bank for an amount of up to $16,088, in order to partly finance, as part of the internal reorganization process (Note 1), the acquisition cost of the vessels MSC Sierra, MSC Austria, MSC Germany and MSC Mexico. The outstanding balance of the loan at June 30, 2010 of $2,785 is fully payable in November 2010.

4.

In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost the vessels Sealand New York and Sealand Washington. As at June 30, 2010, the outstanding balance of the loan of $132,000 is repayable in 16 equal semi-annual installments of $4,500, each from November 2010 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

5.

In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at June 30, 2010, the outstanding balance of the loan of $70,000 is repayable in 16 variable semi-annual installments from August 2010 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

6.

In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. As at June 30, 2010, the outstanding balance of the loan of

COSTAMARE INC.
Notes to Unaudited Statements
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

8. Long-term Debt (continued):

$130,000 is repayable in 15 variable semiannual installments from December 2010 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

7.

In June 2006, Marathos Shipping Inc. entered into a loan agreement with a bank for an amount of up to $24,800, in order to partly finance the acquisition cost of the vessel Maersk Mandraki. As at June 30, 2010, the outstanding balance of the loan of $11,400 is repayable in six equal semi-annual installments of $1,900 each, from August 2010 to February 2013.

8.

In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at June 30, 2010, the outstanding balance of the loan of $72,500 is repayable in 17 equal semi-annual installments of $2,500 each from August 2010 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

9.

In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at June 30, 2010, the outstanding balance of the loan of $70,000 is repayable in 16 equal semi-annual installments of $2,500 each from August 2010 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

10.

In February 2005, Bullow Investments Inc. entered into a loan agreement with a bank for an amount of up to $31,000 in order to partly finance the acquisition cost of the vessel Maersk Mykonos. As at June 30, 2010, the outstanding balance of the loan of $8,000 is repayable in six variable semi-annual installments from August 2010 to February 2013.

11.

In December 2009, Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co., and Volk Shipping Co. entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Gather, Garden, Genius and Gifted. As at June 30, 2010, the outstanding balance of the loan of $26,190 is repayable in five variable semi-annual installments from December 2010 to December 2012.

With the exception of the loan discussed in 8.2.2 above, all term loans bear interest at LIBOR plus a spread. The interest rate for the loan discussed in 8.2.2 above, was fixed from September 2008 until December 2009 when it was fully repaid, at interest rates between 4.42% and 5.82%.

The term loans are secured by, inter alia, (a) first priority mortgages over the borrowers vessels, (b) first priority assignment of all insurances and earnings of the mortgaged vessels and (c) corporate guarantee of Costamare. The loan agreements contain usual ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 80% to 125% and dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual principal payments required to be made after June 30, 2010, are as follows:

Year ending December 31,	Amount
2010	49,796
2011	114,598
2012	149,011
2013	132,503
2014	129,978
2015 and thereafter	815,647

1,391,533

COSTAMARE INC.
Notes to Unaudited Statements
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

8. Long-term Debt (continued):

The interest rates of the Company’s long-term debt at December 31, 2009 and June 30, 2010, were in the range of 1.13% – 6.75% and 1.23% – 6.75%, respectively, while the weighted average interest rate as at December 31, 2009 and June 30, 2010, was 4.30% and 4.38%, respectively.

Total interest expense incurred on long-term debt for the six-month periods ended June 30, 2009 and 2010 amounted to $32,241 and $8,973, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amounts, $nil and $1,616 for 2009 and 2010, respectively, were capitalized and are included in Vessels, net in the accompanying consolidated balance sheet.

9. ACCRUED CHARTER REVENUE, CURRENT AND NON-CURRENT AND UNEARNED REVENUE, CURRENT AND NON-CURRENT:

(a) Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2009 and June 30, 2010, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight line basis at their average rates. The amount of accrued charter revenue of $41,678 (including the current portion of $6,771 which is separately reflected in current assets in the accompanying 2009 consolidated balance sheet) in the accompanying 2010 consolidated balance sheet matures as follows:

Year ending December 31,	Amount
2010	3,209
2011	16,788
2012	12,440
2013	4,746
2014	2,596
2015 and thereafter	1,899

41,678

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2009 and June 30, 2010, reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight line basis at their average rate and (c) the unamortized balance of the liability associated with the acquisition of one vessel in 2008, three vessels in 2007 and of four vessels in 2005, 2004 and 2003, with a charter party assumed at a value below its fair market value at the date of delivery of the vessels.

	2009	2010
Hires collected in advance	1,201	1,380
Charter revenue resulting from varying charter rates	285	—
Unamortized balance of charters assumed (Note 6)	1,865	1,543

Total	3,351	2,923
Less current portion	(2,136)	(2,024)

Non-current portion	1,215	899

COSTAMARE INC.
Notes to Unaudited Statements
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

10. COMMITMENTS AND CONTINGENCIES:

(a) Long-term time charters: The Company has entered into time charter arrangements on all of its vessels with international liner operators. These arrangements as at June 30, 2010, have remaining terms of up to 95 months. As of the same date, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel, and the earliest redelivery dates possible, based on vessels’ committed to non-cancelable, long-term time charter contracts, are as follows:

Year ending December 31,	Amount
2010	177,183
2011	340,518
2012	298,065
2013	246,102
2014	211,357
2015 and thereafter	433,170

1,706,395

(b) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

11. COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL:

(a) Common Stock: The authorized common stock of Costamare since inception consists of 2,000,000 shares with a par value of US dollar 0.0001 per share out of which 1,000,000 shares were issued to the Family. In July 2010, the Costamare’s articles of incorporation were amended (Note 16(c)).

(b) Additional paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and (ii) advances for working capital purposes.

COSTAMARE INC.
Notes to Unaudited Statements
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

12. INTEREST AND FINANCE COSTS:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2009	2010
Interest expense	32,241	8,973
Interest capitalized	—	(1,616)
Swap effect	14,503	26,165
Amortization and write-off of financing costs	351	451
Commitment fees	80	132
Swap unwound	1,486	—
Loans breakage cost	87	—
Bank charges and other	60	79

	48,808	34,184

13. TAXES:

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income.

The vessel owning companies with vessels have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. Applicable Tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption as they satisfy the relevant requirements because (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate shareholders of the vessel owning companies are residents of a country granting an equivalent exemption to U.S. persons.

14. DERIVATIVES:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders’ equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

COSTAMARE INC.
Notes to Unaudited Statements
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

14. Derivatives (continued):

The interest rate swap agreements designed as hedging instruments, as of December 31, 2009 and June 30, 2010, were as follows:

Contract trade date	Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)	Floating rate (Costamare receives)	Fair value Dec. 31, 2009	Fair value June 30, 2010
22/05/2008	30/06/2008	30/06/2015	425,000	4.03% p.a.	USD LIBOR 3M BBA	(24,277)	(34,940)
22/05/2008	30/06/2008	30/06/2015	75,000	4.03% p.a.	USD LIBOR 3M BBA	(4,284)	(6,166)
3/09/2008	30/9/2008	30/06/2015	100,000	4.09% p.a.	USD LIBOR 3M BBA	(5,929)	(8,433)
4/09/2008	30/9/2008	30/06/2015	250,000	4.02% p.a.	USD LIBOR 3M BBA	(13,726)	(20,442)
13/05/2008	16/5/2008	16/05/2014	75,000	3.88% p.a.	USD LIBOR 6M BBA	(3,678)	(5,472)
13/05/2008	16/5/2008	16/05/2014	75,000	3.88% p.a.	USD LIBOR 6M BBA	(3,678)	(5,472)
13/02/2008	17/6/2008	17/06/2013	73,000	3.57% p.a.	USD LIBOR 6M BBA	(3,076)	(4,019)
13/02/2008	17/6/2008	17/06/2013	73,000	3.57% p.a.	USD LIBOR 6M BBA	(3,076)	(4,019)
30/11/2006	21/2/2007	21/02/2017	85,000	Zero cost Interest rate Collar*		(7,685)	(10,837)
11/03/2008	4/08/2008	5/08/2013	74,000	3.595% p.a.	USD LIBOR 6M BBA	(3,637)	(4,949)

			1,305,000		Total fair value	(73,046)	(104,749)

*

Notional amount $85,000 amortizing zero-cost collar (2.23% – 6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10-year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin. This interest rate swap was re-designated for hedge accounting as of January 1, 2008.

The total fair value change of the interest rate swaps, qualifying for hedge accounting, for the six-month period ended June 30, 2010, amounted to a loss of $31,703 and for the six-month period ended June 30, 2009 amounted to a gain of $47,293. The effective portion for the 2010 period of the hedge amounted to a loss of $31,703 and for the 2009 period amounted to a gain of $46,982 and are included in Other Comprehensive Income/Loss.

The interest rate swaps included in the table above are for the Credit Facility discussed in Note 8 and the term loans discussed in Note 8.2.4, 8.2.5, 8.2.6 and 8.2.9.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2009 and June 30, 2010 and 2009, the Company had outstanding one interest rate swap agreement (two interest rate swap agreements as at December 31, 2008) for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and therefore changes in their fair value are reflected in earnings. More specifically:

(i) Notional amount $100,000 non-amortizing interest rate swap agreement concluded on November 21, 2008 (with effective date on November 25, 2008) for a period of 10 years through November 26, 2018. Under the agreement the Company pays fixed rate at 3.33% and receives floating rate at six-months LIBOR. At December 31, 2008, the fair value of this interest rate swap was a liability of $4,843. In January 2009 the Company unwound this interest rate swap and realized a loss of $1,486 which is included in Interest and finance costs in the accompanying 2009 consolidated statement of income.

(ii) Notional amount $100,000 non-amortizing zero-cost collar (1.37% - 6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. The fair value of this swap when acquired from Costamare Shipping was a liability of $7,887 (2008: liability of $11,460) (Note 3(a)). At December 31, 2009 and June 30, 2010, the fair value of this swap was a liability of $8,114 and $13,748, respectively resulting a loss of $5,634 which is included in Gain (loss) on derivative instruments in the accompanying 2010 consolidated statement of income.

COSTAMARE INC.
Notes to Unaudited Statements
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

14. Derivatives (continued):

The total fair value change of the interest rate swaps that do not meet the criteria for hedge accounting for the year ended December 31, 2008, amounted to a loss of $8,414 bearing an aggregate negative fair value at December 31, 2008 of $16,301.

In the six-month periods ended June 30, 2009 and June 30, 2010, the realized ineffectiveness of the interest rate swaps discussed under (a) and (b) was a gain of $311 and $nil, respectively.

(c) Foreign currency agreements: As of June 30, 2010, the Company was engaged in 32 Euro/U.S. dollar contracts totalling $59,000 at an average forward rate of Euro/U.S. dollar 1.3575 expiring in monthly intervals up to December 2011.

As of December 31, 2009, the Company was engaged in six Euro/U.S. dollar contracts totalling $12,000 at an average forward rate of Euro/U.S. dollar 1.4348 expiring in monthly intervals in 2010.

For the six-month period ended June 30, 2010, the fair market value change of the 32 forward Euro/U.S. dollar contracts amounted to a loss of $4,548 and is included in Gain/ (loss) on derivative instruments in the accompanying 2010 consolidated statement of income. For the six-month period ended June 30, 2009, the change of forward contracts fair value amounted to a gain of $893 which is included in Gain/(loss) on derivative instruments in the accompanying 2009 consolidated statement of income.

15. FINANCIAL INSTRUMENTS:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 8.

(b) Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c) Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the investment discussed in Note 4, determined through Level 1 of the fair value hierarchy, equates to the amounts that would be received by the Company in the event of sale of that investment. The fair value of the interest rate swap agreements discussed in Note 14 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 14(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2009 and June 30, 2010, the fair value of these interest rate swaps in aggregate amounted to a liability of $81,160 and $118,497, respectively.

COSTAMARE INC.
Notes to Unaudited Statements
For the six-month periods ended June 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

15. Financial Instruments (continued):

The fair market value of the forward contracts discussed in Note 14(c) determined through Level 2 of the fair value hierarchy as at December 31, 2009, amounted to an asset of $44 and as at June 30, 2010 amounted to a liability of $4,504, respectively.

The following table summarizes the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	June 30, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—liability position	(4,504)	—	(4,504)	—
Interest rate swaps—liability position	(118,947)	—	(118,947)	—
Investments—asset position	14,124	14,124	—	—

Total	(109,327)	14,124	(123,451)	—

16. SUBSEQUENT EVENTS:

(a) Foreign Currency Agreements: In July 2010 the Company entered into one forward Euro/U.S. dollar contract totalling $5,000 at a forward rate of Euro/U.S. dollar 1.2732 expiring in September 2010.

(b) Delivery of MSC Navarino: In July 2010, the Company paid to the shipyard a discretionary bonus in the amount of $1,000 for the satisfactory construction quality of the vessel, in accordance with a Memorandum of Understanding that was concluded together with the shipbuilding contract.

(c) Amendment of the Company’s Articles of Incorporation and Rights Issue: On July 12, 2010, the Company’s articles of incorporation were amended. Under the amended articles of incorporation the Company’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 preferred shares, par value $0.0001 per share.

On July 14, 2010, the Company’s Board of Directors authorized a Rights offering pursuant to which all shareholders as at that date could subscribe to purchase up to 32 shares of common stock at $0.10 per share for each share held. Six of the seven shareholders of record holding 750,000 of the then issued shares of the Company elected to participate in the Rights offering subscribing for a total of 24,000,000 shares of common stock.

On July 20, 2010 the Company issued 24,000,000 shares of common stock, at a price of $0.10 per common share, in exchange of $2,400, increasing the issued share capital of the Company to 25,000,000 shares of common stock. The earnings per share calculation in the unaudited interim consolidated financial statements for all periods presented has been restated to reflect the issuance of the 24,000,000 shares of common stock.

(d) Vessel Acquisitions: On September 23, 2010, the Company contracted to acquire four 3,351 TEU secondhand containerships at a purchase price of $11,250 per containership, two to be delivered by December 20, 2010 and two by February 28, 2011. These secondhand containerships were built between 1990 and 1992. The Company intends to finance the acquisition of these vessels with available cash and/or new debt financing.

(e) Stock Split: On October 19, 2010, the Company effected a dividend of 0.88 shares for each share of Common Stock outstanding on the record date of August 27, 2010 (the “Stock Split”). As a result of this dividend, the Company issued 22,000,000 additional shares in respect of its 25,000,000 shares of then outstanding common stock. The earnings per share calculations in the accompanying consolidated financial statements have been restated to reflect the Stock Split for all periods presented.

13,300,000 Shares

Common Stock

Through and including  , 2010 (the 25th day after the date of this prospectus), federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

The Registrant is a corporation of the Republic of the Marshall Islands (the “Marshall Islands”). Section 60 of the Business Corporations Act of the Marshall Islands (the “BCA”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

A Marshall Islands corporation also has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

To the extent that a director or officer of a Marshall Islands corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraphs, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized under Section 60 of the BCA.

Section 60 of the BCA also permits a Marshall Islands corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 60 of the BCA.

The indemnification and advancement of expenses provided by, or granted pursuant to, Section 60 of the BCA are not exclusive of any other rights to which those seeking indemnification and advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

The Registrant’s articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

The Registrant’s bylaws provide that the Registrant must indemnify, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party to or a witness in or is otherwise involved in any action, suit, claim, inquiry or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the company) and whether formal or informal, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Registrant or is or was serving at the Registrant’s request as a director, officer, employee, trustee or agent of another entity or of a partnership, joint venture, trust, nonprofit entity or other entity (including service with respect to employee benefit plans) against all liability and loss suffered, and expenses (including attorneys’ fees) actually and reasonably incurred, by such person in connection with such action, suit, claim, inquiry or proceeding. The Registrant’s bylaws also expressly authorize the advancement of certain expenses (including attorneys’ fees and disbursements and court costs) to directors and officers and the carrying of directors’ and officers’ insurance providing indemnification for the Registrant’s directors, officers and certain employees for some liabilities.

Section 8 of the Underwriting Agreement, the form of which will be filed as Exhibit 1.1 hereto, provides that the underwriters named therein will indemnify us and hold us harmless and each of our directors, officers or controlling persons from and against certain liabilities, including liabilities under the Securities Act. Section 8 of the Underwriting Agreement also provides that such underwriters will contribute to certain liabilities of such persons under the Securities Act.

Item 7. Recent Sales of Unregistered Securities.

On April 24, 2008, the Company issued 750,000 shares of its common stock to its original six shareholders in exchange for cash, and on November 26, 2008, the Company issued 250,000 shares of its common stock to its seventh shareholder, Captain Vasileios Konstantakopoulos, as part of consideration under the MSA. On July 20, 2010, the Company issued 24,000,000 shares of its common stock to six of its seven existing owners in exchange for cash, pursuant to a rights offering to stockholders of record on July 14, 2010. On October 19, 2010, the Company issued 22,000,000 shares of its common stock to its existing stockholders pursuant to a 1.88-for-1 stock split. Each of these issuances was exempt from registration as a transaction that did not involve an offer or sale and, in any event, as a transaction not involving an offering in the United States under Regulation S of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Second Amended and Restated Articles of Incorporation*
3.2	Form of First Amended and Restated Bylaws*
4.1	Specimen Share Certificate*
4.2	Form of Stockholders Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC*
5.1	Opinion of Cozen O’Connor, special counsel on Marshall Islands law to the Company, as to the validity of the common stock being issued*
5.2	Opinion of Cravath, Swaine & Moore LLP, United States counsel to the Company, with respect to New York law*
8.1	Opinion of Cravath, Swaine & Moore LLP, United States counsel to the Company, with respect to certain tax matters*
8.2	Opinion of Cozen O’Connor, special counsel on Marshall Islands and Liberian law to the Company, with respect to certain tax matters*
10.1	Form of Management Agreement between the Company and Costamare Shipping Company S.A.*

Exhibit Number	Description
10.2	Form of Restrictive Covenant Agreement between the Company and Konstantinos Konstantakopoulos*
10.3	Form of Registration Rights Agreement between the Company and the Stockholders Named Therein*
10.4

Facility Agreement dated July 22, 2008 (the “Facility Agreement”) relating to a loan facility of US$1,000,000,000 comprising (i) a term loan facility of up to US$700,000,000 and (ii) a revolving credit facility of up to US$300,000,000 among the lenders and financial institutions set out on Schedule I thereto, Deutsche Schiffsbank Aktiengessellschaft, as joint arranger, agent, swap bank and security agent, Bayerische Hypo-Und Vereinsbank Aktiengessellschaft, as joint arranger, swap bank and account bank, HSH Nordbank AG, as swap bank, and the Company, as borrower*

10.5	First Supplemental Agreement dated April 23, 2010 in Relation to the Facility Agreement*
10.6	Second Supplemental Agreement dated June 22, 2010 in Relation to the Facility Agreement*
10.7	Form of Trademark Licensing Agreement between the Company and Costamare Shipping Company S.A.*
10.8	Form of Shipmanagement Agreement between Costamare Shipping Company S.A. and CIEL Shipmanagement S.A.*
10.9	Form of Shipmanagement Agreement between Costamare Shipping Company S.A. and Shanghai Costamare Ship Management Co. Ltd.*
10.10

Loan Agreement dated December 7, 2007 for a secured floating interest rate loan facility of up to US$150,000,000 between Alpha Bank A.E., as lender, and Kelsen Shipping Co. and Montes Shipping Co., as joint and several borrowers (the “Alpha-Montes Agreement”)*

10.11	First Supplemental Agreement dated October 30, 2008 in Relations to the Alpha-Montes Agreement*
10.12

Loan Agreement dated May 12, 2008 for a secured floating interest rate loan facility of up to US$150,000,000 between Emporiki Bank of Greece S.A., as lender, and Christos Maritime Corporation and Costis Maritime Corporation, as joint and several borrowers (the “Emporiki-Costis Agreement”)*

10.13	First Supplemental Agreement dated January 28, 2009 in Relation to the Emporiki-Costis Agreement*
10.14	Corporate Guarantee Agreement dated November 24, 2009 in Relation to the Emporiki-Costis Agreement
10.15	Specific Release of the Personal Guarantee dated November 24, 2009 in Relation to the Emporiki-Costis Agreement
21.1	Subsidiaries*
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.2 and Exhibit 8.1)*
23.3	Consent of Cozen O’Connor, special counsel on Marshall Islands and Liberian law to the Company (included in Exhibit 5.1 and Exhibit 8.2)*
23.4	Consent of Clarkson Research Services Limited*
23.5	Consent of Vagn Lehd Møller, Nominee for Director*
23.6	Consent of Charlotte Stratos, Nominee for Director*
24.1	Power of Attorney (included on the signature page hereto)*

*	Previously filed

(b) Financial Statement Schedules

The financial statement schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of Costamare Inc. or related notes thereto.

Item 9. Undertakings

The undersigned Registrant hereby undertakes:

(1)

To provide to the underwriters at the closing specified in the underwriting agreement, share certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)

That for purposes of determining any liability under the Securities Act of 1933, as amended (the “Act”), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)

That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)

Each prospectus filed pursuant to Rule 424(b) as part of this registration statement, other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or any prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or any prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6)	That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Greece, on November 1, 2010.

COSTAMARE INC.

By:	/S/ KONSTANTINOS KONSTANTAKOPOULOS Name: Konstantinos Konstantakopoulos Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on November 1, 2010.

Signature	Title

/s/ KONSTANTINOS KONSTANTAKOPOULOS (Konstantinos Konstantakopoulos)	Chief Executive Officer and Chairman (Principal Executive Officer)
* (Gregory Zikos)	Chief Financial Officer and Director (Principal Financial and Accounting Officer)
* (Konstantinos Zacharatos)	General Counsel, Secretary and Director

* by Konstantinos Konstantakopoulos as Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant’s duly authorized representative in the United States has signed this amended Registration Statement in the City of Newark, State of Delaware on November 1, 2010.

PUGLISI & ASSOCIATES

By:	/S/ DONALD J. PUGLISI Name: Donald J. Puglisi Title: Managing Director

EXHIBIT INDEX

Set forth below is a list of exhibits that are being or will be filed with this Registration Statement on Form F-1.

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Second Amended and Restated Articles of Incorporation*
3.2	Form of First Amended and Restated Bylaws*
4.1	Specimen Share Certificate*
4.2	Form of Stockholders Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC*
5.1	Opinion of Cozen O’Connor, special counsel on Marshall Islands law to the Company, as to the validity of the common stock being issued*
5.2	Opinion of Cravath, Swaine & Moore LLP, United States counsel to the Company, with respect to New York law*
8.1	Opinion of Cravath, Swaine & Moore LLP, United States counsel to the Company, with respect to certain tax matters*
8.2	Opinion of Cozen O’Connor, special counsel on Marshall Islands and Liberian law to the Company, with respect to certain tax matters*
10.1	Form of Management Agreement between the Company and Costamare Shipping Company S.A.*
10.2	Form of Restrictive Covenant Agreement between the Company and Konstantinos Konstantakopoulos*
10.3	Form of Registration Rights Agreement between the Company and the Stockholders Named Therein*
10.4

Facility Agreement dated July 22, 2008 (the “Facility Agreement”) relating to a loan facility of US$1,000,000,000 comprising (i) a term loan facility of up to US$700,000,000 and (ii) a revolving credit facility of up to US$300,000,000 among the lenders and financial institutions set out on Schedule I thereto, Deutsche Schiffsbank Aktiengessellschaft, as joint arranger, agent, swap bank and security agent, Bayerische Hypo-Und Vereinsbank Aktiengessellschaft, as joint arranger, swap bank and account bank, HSH Nordbank AG, as swap bank, and the Company, as borrower*

10.5	First Supplemental Agreement dated April 23, 2010 in Relation to the Facility Agreement*
10.6	Second Supplemental Agreement dated June 22, 2010 in Relation to the Facility Agreement*
10.7	Form of Trademark Licensing Agreement between the Company and Costamare Shipping Company S.A.*
10.8	Form of Shipmanagement Agreement between Costamare Shipping Company S.A. and CIEL Shipmanagement S.A.*
10.9	Form of Shipmanagement Agreement between Costamare Shipping Company S.A. and Shanghai Costamare Ship Management Co. Ltd.*
10.10

Loan Agreement dated December 7, 2007 for a secured floating interest rate loan facility of up to US$150,000,000 between Alpha Bank A.E., as lender, and Kelsen Shipping Co. and Montes Shipping Co., as joint and several borrowers (the “Alpha-Montes Agreement”)*

10.11	First Supplemental Agreement dated October 30, 2008 in Relations to the Alpha-Montes Agreement*
10.12

Loan Agreement dated May 12, 2008 for a secured floating interest rate loan facility of up to US$150,000,000 between Emporiki Bank of Greece S.A., as lender, and Christos Maritime Corporation and Costis Maritime Corporation, as joint and several borrowers (the “Emporiki- Costis Agreement”)*

10.13	First Supplemental Agreement dated January 28, 2009 in Relation to the Emporiki-Costis Agreement*
10.14	Corporate Guarantee Agreement dated November 24, 2009 in Relation to the Emporiki-Costis Agreement

Exhibit Number	Description
10.15	Specific Release of the Personal Guarantee dated November 24, 2009 in Relation to the Emporiki-Costis Agreement
21.1	Subsidiaries*
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.2 and Exhibit 8.1)*
23.3	Consent of Cozen O’Connor, special counsel on Marshall Islands and Liberian law to the Company (included in Exhibit 5.1 and Exhibit 8.2)*
23.4	Consent of Clarkson Research Services Limited*
23.5	Consent of Vagn Lehd Møller, Nominee for Director*
23.6	Consent of Charlotte Stratos, Nominee for Director*
24.1	Power of Attorney (included on the signature page hereto)*

*	Previously filed